Form 10-K405, Exhibit 13
period 1996-09-30
LONG ISLAND BANCORP INC
filed 1996-12-27
CIK 916837

                                [Beach Picture]


                           Long Island Bancorp, Inc.



                              1996 ANNUAL REPORT

Long Island Bancorp, Inc.
201 Old Country Road
Melville, New York 11747

Long Island Bancorp, Inc. and Subsidiary


SHAREHOLDER INFORMATION


BRANCH LOCATIONS

Queens

35-01 30th Ave.
Astoria, NY 11103

22-02 31st Street
Astoria, NY 11105

30-27 Steinway Street
Astoria, NY 11103

72-35 Broadway
Jackson Heights, NY 11372

97-33 Queens Blvd.
Rego Park, NY 11374

153-01 10th Ave.
Whitestone, NY 11357

Nassau

1150 Franklin Ave.
Garden City, NY 11530

3105 Hempstead Turnpike
Levittown, NY 11756

1900 Northern Blvd.
Manhasset, NY 11030

1001 Park Blvd.
Massapequa Park, NY 11762

2090 Merrick Road
Merrick, NY 11566

53 North Park Ave.
Rockville Centre, NY 11570

339 Merrick Road
Rockville Centre, NY 11570

3887 Merrick Road
Seaford, NY 11783

50 Jackson Ave.
Syosset, NY 11791

120 South Franklin Ave.
Valley Stream, NY 11580

3366 Park Ave.
Wantagh, NY 11793

Suffolk

180 West Main Street
Babylon, NY 11702

300 East Main Street
Bay Shore, NY 11706

269 Middle Country Road
Coram, NY 11727

180 East Main Street
East Islip, NY 11730

696 Horseblock Road
Farmingville, NY 11738

845 Wheeler Road
Hauppauge, NY 11788

839 New York Ave., Ste. 140
Huntington, NY 11743

1229 East Jericho Turnpike
Huntington, NY 11743

599 Middle Country Road
Middle Island, NY 11953

718 Medford Ave.
Patchogue, NY 11772

1336 Montauk Highway
Oakdale, NY 11769

450 Jefferson Shopping Plaza
Port Jefferson Station, NY 11776

325 Route 25A
Rocky Point, NY 11778

999-25 Montauk Highway
South Port Shopping Center
Shirley, NY 11967

65 Nugent Street
Southampton, NY 11968

1047 North Country Road
Stony Brook, NY 11790

6348 Route 25A
Wading River, NY 11792

71 Sunset Ave.
Westhampton Beach, NY 11978

526 Union Blvd.
West Islip, NY 11795

Mortgage Origination Offices
Whitestone Executive Plaza
30-50 Whitestone Expressway
Flushing, NY 11354

201 Old Country Road
Melville, NY 11747
2780 Middle Country Road
Lake Grove, NY 11755

2 Gannett Drive, Ste. 200
White Plains, NY 10604

Plaza West Office Centers
2001 West Main Street, Ste. 140
Stamford, CT 06902

103 Foulk Road, Ste. 102
Wilmington, DE19803

2000 RiverEdge Pky., Ste. 880
Atlanta, GA 30328

410 Commerce Drive
Peachtree City, GA 30269
10005 Old Columbia Road, Ste. L260
Columbia, MD 21046

6 Montgomery Village Ave., Ste. 220
Gaithersburg, MD 20879
9 Law Drive
Fairfield, NJ 07004

240 Half Mile Road
Red Bank, NJ 07701
4325 Lake Boone Trail, Ste. 102
Raleigh, NC 27607

237 West Chocolate Ave.
Hershey, PA 17033

111 Gibraltar Road
Horsham, PA 19044

54 Quakertown Road
Pennsburg, PA 18073

1100 Berkshire Blvd., Ste. 120
Wyomyssing, PA 19610

303 E. Baltimore Pike,
P.O. Box 127
Media, PA 19063

8321 Old Courthouse Road, Ste. 110
Vienna, VA 22182

155 Creekside Lane
Winchester, VA 22602

220 Middle Street
Franklin, VA 23851

825 Diligence Drive, Ste. 130
Newport News, VA 23606

206 Temple Ave., Ste. C
Colonial Heights, VA 23834

5544 Greenwich Road, Ste. 101
Virginia Beach, VA 23462

7231 Forest Ave., Ste. 303
Richmond, VA 23226

Contents

Company Profile               1

Letter to Shareholders        2

Products and Services         4

A Promise For The Future      8

Financial Review              9

Directors, Officers and
  Shareholder Information    66

                      [Photograph - People walking on beach]
COMPANY PROFILE

  Long Island Bancorp, Inc. is the holding company for The Long Island Savings Bank, FSB, a federally chartered FDIC-insured bank with $5.4 billion in assets. The Company, headquartered in Melville, New York, has completed its second full year as a publicly traded institution and, based on market capitalization, ranks as one of the top three publicly traded thrifts in New York State and one of the top 15 thrifts nationwide.

  Over the past 120 years, The Long Island Savings Bank has earned a reputation for providing a broad range of financial products and superior service to its customers. Currently, the Bank operates 36 full service branches located in the tri-county New York area and a network of 25 mortgage offices in New York, New Jersey, Connecticut, Pennsylvania, Delaware, Maryland, Virginia, North Carolina, and Georgia. Outside the New York area, these offices operate under the name Entrust, Home Financing Division of The Long Island Savings Bank. Through its automated and telephone banking services, the Bank offers convenient ways to serve its customers' various banking preferences.

  Through an Internet home page, located at the address http://www.lisb.com, customers, shareholders and other interested parties can learn about the Bank's latest products, rates and services, view news releases, and explore career opportunities with the Bank.

  Long Island Bancorp, Inc.'s common stock is listed under the trading symbol "LISB" on the Nasdaq National Market.

TO OUR SHAREHOLDERS:

  This year was one of strong growth and continued progress for Long Island Bancorp, Inc. and its subsidiary, The Long Island Savings Bank. The Company successfully achieved targeted corporate objectives and established a platform for continued growth.

  The Company generated primary and fully diluted earnings per share of $1.33 for the fiscal year ended September 30, 1996. Excluding the effect of a one-time assessment that significantly reduced the premium disparity that existed between SAIF-insured and BIF-insured institutions, and the one-time cost related to our President's retirement, the Company would have reported primary and fully diluted earnings per share of $1.83 for fiscal 1996. This can be compared with our fiscal 1995 performance of primary and fully diluted earnings per share of $1.73 and $1.71, respectively.

  We are pleased with the way our stock has been trading since the Company's April, 1994 initial public offering. Over that time period, "LISB" stock has provided shareholders with a 151% increase in its market value, rising from $11.50 per share at the initial public offering to $28.88 at the end of fiscal 1996, outperforming both the Dow Jones Index and the Nasdaq Bank Index by a considerable margin.

FINANCIAL HIGHLIGHTS

  We achieved several major strategic objectives in 1996 which we believe will position the Company well for future growth. The Company produced a record $2.4 billion in mortgage volume, more than doubling the prior year's volume. This increase reflects expanded mortgage banking capabilities and an increased geographic reach into profitable new markets. The mortgage servicing portfolio increased by 38% over the prior year, contributing substantially to the 11.5% improvement in fee income.

  We continue to leverage our strong capital position of $519 million by growing the consumer banking deposit franchise and augmenting it with borrowed funds to support the growth in the mortgage banking business. As a result of our funding decisions regarding the management of our balance sheet, we minimized the impact of the compression caused by the interest rate environment on the Company's net interest rate margin. Our net interest margin declined from 3.44% in 1995 to 3.24% in 1996, an impact which was less severe than that experienced by many of our peers.

  We maintained profitability while enhancing our marketing efforts for our principal business units, expanding our mortgage origination operations to 25 offices, and increasing our loan origination officers by 63%. By transitioning to a new technology environment, the Company is positioned to continue the creation and delivery of new products and services which will support the Bank of a Lifetime relationship program. As we managed the growth of the Company's principal businesses during 1996 we positioned ourselves to reverse the trend in recently escalating costs by making modifications to our ESOP and other employee benefit plans which will take effect in fiscal 1997. Furthermore, a high priority for fiscal 1997 is performing a comprehensive review of the core expenses that support each of our businesses, targeting reductions wherever possible by converting fixed expenses to variable costs, and eliminating unnecessary expenditures.

  Beyond the growth and strategic initiatives accomplished this year, we have also improved the quality of our assets. The ratio of non-performing loans to total loans improved to 1.70% in 1996, down from 2.67% in 1995, while the actual level of non-performing loans remained stable at $53.2 million at September 30, 1996. Net charge-offs also continued to improve, reaching a seven year low of $6.6 million.

STRATEGIC GROWTH

  The Bank continues to be a market-driven franchise. We have expanded our distribution and delivery channels to continually provide the increased convenience and service that customers demand. We carefully leverage our branch presence to support the expansion of our consumer lending, financial services, and mortgage businesses. These efforts have resulted in a 79% increase in consumer loan production this past year, a 74% increase in the sale of investment products, and a strong contribution to our mortgage origination volume, which has increased 125% over the prior year.

  During the year, the Bank continued to make acquisitions to complement its mortgage operations. Seven new mortgage origination offices were added to our existing franchise. The two acquired from Fleet Mortgage Corp.
of Columbia, South Carolina are located in Horsham, Pennsylvania and Raleigh, North Carolina. The five additional offices acquired from First Home Mortgage of Virginia, Inc. have expanded our presence in the state of Virginia.

  Through technology we provide our customers with easy access to our financial products and services. We continue to develop our Internet web site located at http://www.lisb.com, an increasingly important financial services distribution channel for customers. In June, the Bank formed a strategic alliance with The Multiple Listing Service of Long Island to jointly create an Internet web site, located at http://www.mlsli.com. This site provides prospective homebuyers with a convenient way to quickly search through a database of as many as 25,000 Long Island homes for sale, and includes a worksheet to calculate how much of a mortgage the buyer might afford. The Bank has the exclusive right to advertise financial products and services on this web site.

INDUSTRY OUTLOOK

  We are pleased that Congress has passed legislation that significantly reduces the FDIC premium disparity that existed between SAIF-insured institutions and BIF-insured institutions. For community banks, such as The Long Island Savings Bank, the premium disparity was particularly onerous. We look upon the one-time after-tax special assessment of $0.45 per share as a positive investment, since the Bank's annual assessment rate is expected to be reduced from the current rate of 23 basis points to approximately 6.4 basis points, resulting in significant future savings.

  On August 15, 1989, the Bank and its former wholly owned subsidiary, The Long Island Savings Bank of Centereach, FSB filed suit against the United States Government seeking damages or other appropriate relief on the grounds, among others, that the government had breached the terms of the 1983 Assistance Agreement between the Bank and the Federal Savings and Loan Insurance Corporation pursuant to which the Bank acquired Centereach. The Assistance Agreement, among other things, provided for the inclusion of supervisory goodwill as an asset on Centereach's balance sheet to be amortized over 40 years for regulatory purposes and to be included in capital.

  The suit, which is pending before the United States Court of Federal Claims, had been stayed pending disposition by the United States Supreme Court of three related supervisory goodwill cases (the Winstar cases). On July 1, 1996, the Supreme Court ruled in the Winstar cases and held that the government had breached its contracts with the Winstar parties and was liable in damages for those breaches.

  The United States Court of Federal Claims is conducting hearings in all of the related supervisory goodwill cases pending in the Court of Federal Claims to consider various procedural matters concerning the management of the cases going forward.
                                    [Picture]

                              John J. Conefry, Jr.

                     Chairman, President and Chief Executive Officer

  Over the next few years, we expect the regulatory environment and competitive atmosphere will continue to be dynamic. Long Island Bancorp, Inc. remains uniquely positioned for future growth, continued profitability, and success. We welcome the many challenges and exciting opportunities that lie ahead as we continue to focus on enhancing shareholder value. We believe our stock to be an attractive investment and have continued to repurchase shares of "LISB" in the open market.

  We would like to acknowledge the achievements of William E. Viklund, former President and Chief Operating Officer, and wish him the best in his retirement. We would like to thank our fellow shareholders for their support and the directors and employees of The Long Island Savings Bank for their hard work and continued dedication. We look forward to another successful year.

Sincerely,



John J. Conefry, Jr.
Chairman, President
and Chief Executive Officer

UNDERSTANDING CUSTOMER NEEDS

  Our approach to understanding the customer reflects the Bank's philosophy that each customer has a unique set of financial needs and objectives. These financial needs can often be tied to major life cycle events, such as buying a house, planning for college, or investing for retirement. By carefully understanding each customer's individual objectives, The Long Island Savings Bank provides sound financial advice and personalized attention.
This approach has been a successful one. Marketing research confirms that more than 90% of our consumer banking customers would recommend us to a friend or relative.

                                [Picture of ATM Card]

PROVIDING FINANCIAL PRODUCTS FOR CHANGING NEEDS

  Each day, our employees work toward a common goal of providing customers with easy, simple, direct access to a wide array of products and services. This comprehensive range of products and services includes Lifetime Banking-Registered Trademark-, which rewards customers with benefits designed to fit their distinct lifestyles, including higher rates on savings and lower rates on mortgages and other loans. Other services include: 24-hour account access, direct deposit, overdraft protection, automatic mortgage loan payments, and automatic savings.

  Managing money by exploring financial alternatives is part of the Bank's Lifetime Financial ServicesSM program. Using financial planning and asset allocation practices, investment representatives guide customers in identifying personal objectives and implementing a customized financial plan to meet their specific goals.

  The Bank continues to offer a full range of adjustable and fixed rate mortgages, and low down payment FHA, SONYMA and Community Home Buyers Programs to help customers finance their dream homes. We understand that buying a home is a major event and we simplify the mortgage process for our customers every step of the way by providing competitive rates, home financing guidance, and quality service.


                [Photograph - Water Scene]

By carefully understanding each customer's individual objectives, The Long Island Savings Bank provides sound financial advice and personalized attention.

The Bank also offers many free seminars to educate prospective customers on homebuying and other financial services.

  Many customers need to borrow to fund a college education, remodel a home or just to have some extra cash on hand. With a 24-hour turnaround time and competitive rates, our home equity financing is an attractive solution for many of our customers. We expect the demand for home equity financing to continue to be strong for the foreseeable future.

EMPHASIZING CONVENIENCE

                                  [Picture - SIGN]

  Demanding schedules and the multi-faceted responsibilities of personal and professional lives are requiring consumers to seek new ways to balance their daily activities. We understand discretionary time has become a luxury and customers want to bank when and where it is most convenient for them. At The Long Island Savings Bank, this includes the use of ATMs, telephone banking, drive-up tellers, and branch office visits.

  As the Internet continues to evolve as an increasingly important distribution channel for financial services, we continue to enhance our web site at http://www.lisb.com. Visit our site to learn more about our wide array of products and services, calculate mortgages, apply for jobs, and view investor information on-line. In the future, look for the availability of on-line banking as an added convenience to our customers.

  In June, the Bank formed a strategic alliance with The Multiple Listing Service of Long Island to jointly create an Internet web site, located at http://www.mlsli.com. This site provides prospective homebuyers a way to quickly search through a database of as many as 25,000 homes for sale on Long Island. This search can be conducted based on a homebuyer's specific selection criteria, and includes a calculator which permits the homebuyer to determine how much of a mortgage the buyer might afford. Each home is displayed with a full color photograph and

                   [Photograph of Man and boy fishing]
pertinent information including the price, number of bedrooms and baths, annual taxes, and property size. After narrowing the search, the buyer can arrange an appointment with the listing broker and see the selected homes in person. The Long Island Savings Bank has the exclusive right to advertise financial products and services on this web site.

                             [Picture - Computer]

  Our full service telephone banking center, strategically located branches, and mortgage lending centers stand ready to serve customers who prefer personal service. We are dedicated to providing customers with the financial solutions they require when, where, and how they want them.

SERVING THE COMMUNITY

  During the year, the Bank and its employees actively supported a significant number of outreach and philanthropic initiatives in the communities we serve.

  We believe that today's children are tomorrow's leaders. In addition to many other important projects, we support two YMCA initiatives, Children's House, St. Vincent's Services for Children, Big Brothers/Big Sisters, Little Flower Children's Services, and the "Show You Care With a Bear" program, which makes a difference in the lives of more than 800 children suffering from disabilities and illnesses in our community.

  The Bank has initiated a Student Savings Program to bring PC based banking on-site to students at their schools. Students can open an FDIC-insured savings account in their own name without maintenance fees or minimum balance requirements. An initial deposit of $1.00 per student is contributed by the Bank. More than 20 schools throughout Queens, Nassau, and Suffolk counties have been enrolled in the program this year and more are expected to join.

  The Bank supports the Long Island Development Corporation in its small business assistance efforts. We also provide financial support for the education, training, and counseling of women and minorities through small business development and entrepreneurial programs. Additionally, the Bank established a Scholarship Fund to help women who have decided to return to college to complete their education and rejoin the workforce after raising their families.

  Many of our employees actively volunteer their time to help others in the community. Along with these employees, the Bank continues to support the New York Special Olympics, Wheelchair Charities, Inc., Habitat for Humanity, and a Thanksgiving Food Drive, which touched the lives of more than 200 needy families. We also support those less fortunate with our annual fund-raiser, where the proceeds benefit several agencies dedicated to helping the hungry and homeless on Long Island including: Interfaith Nutritional Network, Long Island Cares, and Island Harvest.

  The Bank appreciates and is involved in sponsoring artistic and cultural events in the community. These include the Summer Concert Series throughout Long Island and "Music of a Lifetime," a concert featuring the Senior POPs Orchestra.

  The Bank continually provides strong support for the Long Island Housing Partnership, its Regional Lending Consortium, the Community Preservation Corporation, Neighborhood Housing Services, Nassau-Suffolk Coalition for the Homeless, and many other non-profit organizations in an effort to make affordable housing available to residents of our community. We are proud that our regulators continue to rate us as "Outstanding" for our community reinvestment activities.

                      [Photograph of Man and Woman]

            [Photograph of Man and Woman walking on beach]

At The Long Island Savings Bank, we are dedicated to providing customers with the financial solutions they require when, where, and how they want them.

                        [Photograph of Man and Woman]


The Company manages

its balance sheet with

a careful focus on

profitability and in

conjunction with

long term goals.


A PROMISE FOR THE FUTURE

  Long Island Bancorp, Inc. continues to repurchase its own stock as part of its third stock repurchase program. This program authorizes the Company to repurchase up to five percent of its outstanding common shares, which represents 1,243,131 shares, by April 14, 1997. The repurchases will be made from time to time, in open market transactions, at the discretion of management. Including the shares repurchased in its first two programs, the Company has repurchased a total of 2,497,554 shares, at an aggregate cost of $59.9 million.

  We manage our balance sheet with a careful focus on profitability and in conjunction with our long term goals. Every strategic decision requires the evaluation of a range of factors in managing the Company's corporate structure. In considering whether to deploy capital for additional stock repurchases or to support growth opportunities, we remain focused on and committed to our goal of maximizing value for our shareholders.

  We will continue to build our franchise by emphasizing our customer focused marketing strategy. This approach has proven to be a successful competitive differentiation for the Bank in the marketplace and has earned us a reputation as a highly professional provider of financial solutions.

  We will continue to pursue the expansion of the Bank's mortgage and consumer loan capabilities, grow the investment services business and the consumer bank network, and expand alternate delivery channels such as the Internet. We believe this strategy will result in increased profitability, continued growth, and value for our shareholders.

                     [Picture - Internet Advertisement]
Page 8

Long Island Bancorp, Inc. and Subsidiary


FINANCIAL REVIEW


TABLE OF CONTENTS

Selected Financial Data ..............................   10

Glossary of Financial Terms ..........................   13

Management's Discussion and Analysis
of Financial Condition and Results of Operations .....   15

Consolidated Statements of Financial Condition .......   31

Consolidated Statements of Operations ................   32

Consolidated Statements of
Changes in Stockholders' Equity ......................   33

Consolidated Statements of Cash Flows ................   34

Notes to Consolidated Financial Statements ...........   35

Independent Auditors' Report .........................   64

Market Price of Common Stock .........................   65

Directors, Officers and Shareholder Information ......   66

Long Island Bancorp, Inc. and Subsidiary


SELECTED FINANCIAL DATA


                                                                      At September 30,
-----------------------------------------------------------------------------------------------------------------
                                              1996           1995           1994           1993            1992
                                             ------         ------         ------         ------          ------
                                                                       (In thousands)
SELECTED FINANCIAL DATA:
Total assets                               $5,363,791     $4,901,622     $4,516,137     $3,990,731     $5,628,596
Loans receivable held
 for investment, net                        3,040,837      1,994,741      1,630,820      1,760,455      2,756,255
Allowance for possible loan losses             33,912         34,358         35,713         33,951         32,157
Mortgage-backed securities, net(1)          1,740,202      2,276,750      2,060,793      1,386,115      1,609,570
Investment in debt and equity
 securities, net(2)                           180,650        289,247        433,840        351,415        435,262
Loans sold with recourse(3)                   289,464        250,423        201,083        223,032        255,987
Loans held for sale, net                       57,969         49,372          7,956        148,393         37,892
Total non-performing loans(4)                  53,166         55,676         54,036        145,316        195,058
Real estate owned, net                          8,155          8,893          7,187         25,812         35,255
Total non-performing assets(5)                 61,321         64,569         61,223        171,128        230,313
Total loans delinquent 60-89 days              12,002         11,960         11,925         24,801         59,279
Mortgage servicing rights, net(6)              29,687         11,328            759            957          1,835
Excess of cost over fair value
 of net assets acquired(7)(8)                      --             --             --             --        441,576
Deposits, net                               3,633,010      3,573,529      3,567,815      3,617,600      4,675,413
Borrowed funds                                978,023        633,675        325,022         44,500        259,138
Stockholders' equity-partially
 restricted(9)(10)(11)                        519,094        526,174        493,709        211,630        573,795

(1) Includes $1.7 billion, $938.8 million, $818.3 million and $845.0 million of mortgage-backed securities available-for-sale carried at market value as of September 30, 1996, 1995, 1994 and 1993, respectively.
(2) Includes $180.7 million, $233.4 million, $348.2 million and $340.4 million of debt and equity securities available-for-sale carried at market value as of September 30, 1996, 1995, 1994 and 1993, respectively.
(3) Loans sold with recourse represent the outstanding principal amount of residential property loans with the majority of these loans having been securitized with Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC").
(4) Non-performing loans are those loans placed on non-accrual status (including restructured loans that, in the opinion of Long Island Bancorp, Inc. and subsidiary ("Company"), have not yet demonstrated a sufficient payment history to warrant return to performing status).
(5) Non-performing assets include non-performing loans and real estate owned, net.
(6) Includes mortgage servicing rights purchased, capitalized excess servicing fees and originated mortgage servicing rights pursuant to the Company's July 1, 1995 adoption of Statement of Financial Accounting Standards No. 122 ("SFAS 122"), "Accounting for Mortgage Servicing Rights."
(7) At September 30, 1996 and 1995, excess of cost over fair value of assets acquired totalled $5.3 million and $2.8 million, respectively, reflecting acquisitions and is included in Prepaid expenses and other assets on the Consolidated Statements of Financial Condition.
(8) The Company adopted Statement of Financial Accounting Standards No. 72 ("SFAS 72"), "Accounting for Certain Acquisitions of Banking or Thrift Institutions" as of October 1, 1992 which resulted in a reduction in the excess of cost over fair value of net assets acquired and a cumulative charge to income of $323.5 million. The Company wrote-off the remaining balance of the excess of cost over fair value of net assets acquired of $70.8 million after fiscal 1993 amortization of $47.2 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--1993 Restructuring."
(9) Includes $6.6 million, $6.9 million, $(3.1) million and $19.9 million after tax from unrealized gains (losses) from debt, equity and mortgage-backed securities available-for-sale at September 30, 1996, 1995, 1994 and 1993, respectively, in accordance with Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 was adopted as of September 30, 1993.
(10) Prior to April 14, 1994, represented Retained income-partially restricted.
(11) The decrease to September 30, 1993 from September 30, 1992 was primarily due to the restructuring activities that occurred during fiscal 1993. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--1993 Restructuring." The increase to September 30, 1994 from September 30, 1993 was primarily due to the initial public offering of Long Island Bancorp, Inc. common stock that occurred April 14, 1994.

Long Island Bancorp, Inc. and Subsidiary

SELECTED FINANCIAL DATA
(Continued)


                                                                          For the Year Ended September 30,
-----------------------------------------------------------------------------------------------------------------------
                                                           1996         1995           1994           1993       1992
                                                          ------       ------         ------         ------     ------
                                                                      (In thousands, except per share data)
SELECTED OPERATING DATA:
Interest income                                          $351,571     $321,215       $272,157     $  340,629   $420,926
Interest expense                                          197,176      167,896        130,104        177,193    254,835
                                                         --------     --------       --------     ----------   --------
Net interest income                                       154,395      153,319        142,053        163,436    166,091
Provision for possible loan losses                          6,200        6,470         11,955         47,288     19,347
                                                         --------     --------       --------     ----------   --------
Net interest income after provision for
 possible loan losses                                     148,195      146,849        130,098        116,148    146,744
Non-interest income:
 Fees and other income:
  Loan fees and service charges                             3,217        2,494          3,025          3,173      3,331
  Loan servicing fees                                      13,863       12,873          8,725          3,794      3,796
  Income from insurance and securities commissions          1,608          805          1,215          2,408      3,451
  Deposit service fees                                      5,937        5,917          5,863          6,930      6,468
                                                         --------     --------       --------     ----------   --------
   Total fee income                                        24,625       22,089         18,828         16,305     17,046
  Other income                                              3,718        3,903          2,860          2,166      5,480
                                                         --------     --------       --------     ----------   --------
   Total fees and other income                             28,343       25,992         21,688         18,471     22,526
 Net gains (losses) on sale activity:
  Net gains on loans and
   mortgage-backed securities                               7,993        3,562          2,623         51,080      3,678
  Net gains (losses) on investment in
   debt and equity securities                                 340      (1,924)          (703)             36    (2,479)
  Net gains related to sale of deposits                        --           --             --          6,618         --
                                                         --------     --------       --------     ----------   --------
   Total net gains on sale activity                         8,333        1,638          1,920         57,734      1,199
 Net gain (loss) on investment in
  real estate and premises                                  4,118        1,467          (738)          1,281         --
                                                         --------     --------       --------     ----------   --------
Total non-interest income                                  40,794       29,097         22,870         77,486     23,725
                                                         --------     --------       --------     ----------   --------
Non-interest expense:
 General and administrative expense:
  Compensation, payroll taxes and fringe benefits          57,969       51,443         52,117         55,121     51,576
  Advertising                                               5,940        4,691          3,552          3,622      4,715
  Office occupancy and equipment                           20,631       18,547         17,922         19,998     22,762
  Federal insurance premiums                                9,055        8,961         10,120         11,413     11,238
  Other general and administrative expense                 18,612       17,101         16,272         18,778     14,411
                                                         --------     --------       --------     ----------   --------
   Total general and administrative expense               112,207      100,743         99,983        108,932    104,702
 SAIF special assessment                                   18,657           --             --             --         --
 Net loss on real estate owned                              2,090        1,790          4,052         13,700      7,754
 Amortization of excess of cost over fair
  value of net assets acquired(1)                              --           --             --         47,222     14,875
 Write-off of excess of cost over
  fair value of net assets acquired                            --           --             --         70,809         --
                                                         --------     --------       --------     ----------   --------
Total non-interest expense                                132,954      102,533        104,035        240,663    127,331
                                                         --------     --------       --------     ----------   --------
Income (loss) before income taxes and
 cumulative effect of accounting changes                   56,035       73,413         48,933       (47,029)     43,138
Provision for income taxes                                 23,760       29,897         18,046         11,504     21,813
                                                         --------     --------       --------     ----------   --------
Income (loss) before cumulative effect of
 accounting changes                                        32,275       43,516         30,887       (58,533)     21,325
Cumulative effect of changes in accounting(2)(3)               --           --          8,648      (323,545)         --
                                                         --------     --------       --------     ----------   --------
Net income (loss)                                        $ 32,275     $ 43,516       $ 39,535     $(382,078)   $ 21,325
                                                         --------     --------       --------     ----------   --------
                                                         --------     --------       --------     ----------   --------
Primary earnings per common share(4)                     $   1.33     $   1.73       $   0.70         N/A        N/A
                                                         --------     --------       --------
                                                         --------     --------       --------
Fully diluted earnings per common share(4)               $   1.33     $   1.71       $   0.70         N/A        N/A
                                                         --------     --------       --------
                                                         --------     --------       --------

(1) For the years ended September 30, 1996 and 1995, amortization of excess of cost over fair value of net assets acquired stemming from acquisitions totalled $0.3 million and $0.2 million, respectively, and is included in Other general & administrative expense in the Consolidated Statements of Operations.
(2) The Company adopted SFAS 72 as of October 1, 1992 which resulted in a reduction in the excess of cost over fair value of net assets acquired and a cumulative charge to income of $323.5 million. The Company wrote-off the remaining balance of the excess of cost over fair value of net assets acquired of $70.8 million after fiscal 1993 amortization of $47.2 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--1993 Restructuring."
(3) The Company adopted Statement of Financial Accounting Standards No. 106 ("SFAS 106"), "Employers' Accounting for Postretirement Benefits Other Than Pensions" and Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes" as of October 1, 1993, which resulted in a cumulative charge to income of $10.7 million and a cumulative credit to income of $19.4 million, respectively.
(4) Primary and fully diluted earnings per common share ("EPS") for the years ended September 30, 1996 and 1995 are calculated by dividing income by the sum of the weighted average number of shares of common stock outstanding and the weighted average number of shares issuable under the Company's stock benefit plans that have a dilutive effect on EPS. For the year ended September 30, 1994, EPS is based upon the weighted average number of shares of common stock outstanding and was determined based upon income earned during the period April 14, 1994 through September 30, 1994. The weighted average number of shares issuable under the Company's stock benefit plans were not materially dilutive and therefore were excluded from the calculation of EPS.

Long Island Bancorp, Inc. and Subsidiary

SELECTED FINANCIAL DATA
(Continued)


                                                                         At or For the Year Ended September 30,
----------------------------------------------------------------------------------------------------------------------------
                                                           1996           1995           1994           1993           1992
                                                          ------         ------         ------         ------         ------
                                                                                (Dollars in thousands)
SELECTED FINANCIAL RATIOS
AND OTHER DATA:

PERFORMANCE RATIOS:
Return on average assets(1)                                 0.64%          0.93%          0.91%         (7.57)%         0.38%
Return on average stockholders' equity(1)                   6.16           8.52          11.41        (147.93)          3.78
Average stockholders' equity to average assets(2)          10.43          10.90           7.93           5.11          10.00
Stockholders' equity to total assets(3)                     9.68          10.73          10.93           5.30          10.19
Tangible stockholders' equity to total assets(4)            9.57          10.67          10.93           5.30           2.55
Interest rate spread during period                          2.89           3.10           3.30           3.46           3.43
Net interest margin(5)                                      3.24           3.44           3.47           3.47           3.37
Operating expenses to average assets(6)                     2.23           2.15           2.29           2.16           1.86
Efficiency ratio(7)                                        61.40          56.18          61.06          59.88          55.51
Average interest-earning assets to
 average interest-bearing liabilities                     108.60         109.25         105.36         100.22          98.95
Net interest income to operating expenses(8)                1.38x          1.52x          1.42x          1.50x          1.59x

ASSET QUALITY RATIOS:
Non-performing loans to total gross loans(9)                1.70%          2.67%          3.20%          7.42%(10)      6.84%
Non-performing assets to total assets(9)                    1.14           1.32           1.36           4.29(10)       4.09
Allowance for possible loan losses to
 non-performing loans                                      63.79          61.71          66.09          23.36          16.49
Other Data:
Loan originations and purchases                       $2,464,963     $1,118,201     $  497,900     $  545,926     $  549,088
Loans serviced for others                             $3,682,399     $2,563,866     $1,687,512     $1,669,787     $1,073,596
Average deposits per branch                           $  100,917     $   99,265     $   96,427     $   95,200     $   97,404
Number of deposit accounts                               396,986        391,217        381,606        402,238        508,729

FACILITIES:
Full-service customer service facilities                      36             36             37             38             48
Regional lending offices                                      25             16              5              5              6

(1) For fiscal 1993 the cumulative charge to income for the adoption of SFAS 72 and the subsequent write-off of the remaining balance of the excess of cost over fair value of net assets acquired in fiscal 1993 are reflected in net income and stockholders' equity. For fiscal 1994, the cumulative charge and credit for the adoption of SFAS 106 and SFAS 109, respectively, are reflected in net income and stockholders' equity. For fiscal 1996, exclusive of the one-time SAIF assessment, return on average assets and return on average stockholders' equity would have been 0.86% and 8.20%, respectively.
(2) For fiscal 1996, exclusive of the one-time SAIF assessment, average stockholders' equity to average assets would have been 10.44%.
(3) For fiscal 1996, exclusive of the one-time SAIF assessment, stockholders' equity to total assets would have been 9.88%.
(4) For purposes of calculating these ratios, stockholders' equity and total assets have been reduced by the excess of cost over fair value of net assets acquired.
(5) Net interest margin is determined by dividing net interest income before provision for possible loan losses by average interest-earning assets.
(6) Amount is determined by dividing total general and administrative expense by average assets.
(7) Amount is determined by dividing total general and administrative expense by net interest income before the provision for possible loan losses plus total fee and other income.
(8) Amount is determined by dividing net interest income before provision for possible loan losses by total general and administrative expense.
(9) Non-performing loans excludes loans which have been restructured and are accruing and performing in accordance with the restructured terms. Restructured accruing loans totaled $11.8 million, $12.1 million, $12.8 million, $8.9 million and $0 at September 30, 1996, 1995, 1994, 1993 and 1992, respectively.
(10) Includes the effect of $25.0 million and $5.0 million reduction in carrying value in September 1993 relating to the bulk sale of non-performing loans and other real estate owned, respectively. Excluding the effect of such reduction in carrying value, the Bank's ratio of non-performing loans to total gross loans and non-performing assets to total assets would have been 8.56% and 5.01%, respectively.

Long Island Bancorp, Inc. and Subsidiary

GLOSSARY OF FINANCIAL TERMS


ALLOWANCE FOR POSSIBLE LOAN LOSSES--A balance sheet account which is an estimation of possible loan losses. The provision for possible loan losses is added to the allowance account while charge-offs decrease the account. Recoveries on loans previously charged off increase the allowance.

BASIS POINT--The smallest measure used in quoting interest rate yields. One basis point is 0.01%. Thus a yield that moves from 7.00% to 7.50% moves up 50 basis points.

BOOK VALUE PER SHARE--Total stockholders' equity divided by numbers of shares of common stock outstanding, net of treasury shares.

CAPITALIZED EXCESS SERVICING FEES--The discounted present value of any difference between (i) the interest rate received and (ii) the interest rate passed through to the purchaser of a loan, less a normal servicing fee.

CHARGE-OFFS--Loan balances written off against the allowance for possible loan losses, rather than charged to current earnings, once a loan is deemed to be uncollectible.

CORE DEPOSITS--Deposits that are traditionally stable, consisting of passbook, statement savings, NOW and non-interest-bearing demand accounts.

COST OF FUNDS--The interest cost associated with interest-bearing liabilities. A cost of funds ratio represents the ratio of interest expense to average interest-bearing liabilities for the period.

EARNING ASSETS--Interest- or dividend-earning assets, including loans and securities.

EARNINGS PER SHARE (EPS)--Net income divided by weighted average shares of common stock outstanding and common stock equivalents, for example, stock options. Primary EPS is calculated by dividing income by the sum of the weighted average number of shares of common stock outstanding and the average number of shares issuable under stock benefit plans that have a dilutive effect measured under the treasury stock method. Fully diluted EPS is calculated by dividing income by the sum of the weighted average number of shares of common stock outstanding and the maximum dilutive effect of shares issuable under stock benefit plans.

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)--A type of tax-qualified retirement plan for employees that maintains individual accounts on behalf of each plan participant and annually credits individual accounts with contributions which are invested in company common stock.

FEDERAL FUNDS--Generally one-day loans of excess reserves from one bank to another. When a bank buys (borrows) federal funds, these funds are called "federal funds purchased." When it sells (lends) them, they are called "federal funds sold."

FORECLOSED ASSETS--Property acquired because the borrower defaulted on the loan.

GOODWILL--Excess of cost over fair value of net assets acquired.

INTEREST RATE SENSITIVITY GAP--The difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period.

LEVERAGE RATIO--A ratio of equity to assets, defined as period-end Tier 1 capital less goodwill as a percentage of average assets for the most recent quarter.

LIQUIDITY--The ability of current assets to meet current liabilities when due. The degree of liquidity of an asset is the period of time anticipated to elapse until the asset is realized or is otherwise converted into cash. A liquid bank has less risk of being unable to meet debt obligations than an illiquid one. Also, a liquid bank generally has more financial flexibility to take on new investment opportunities.

MORTGAGE SERVICING RIGHTS (MSR'S)--The right to service loans for others generally obtained by either the sale of loans with servicing retained, the open market purchase of mortgage servicing rights or the creation of mortgage servicing rights. MSR's are amortized as a reduction to loan service fee income on a level-yield basis over the estimated remaining life of the underlying loans.

NET INTEREST INCOME--The difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities.

NET INTEREST MARGIN--Net interest income as a percentage of average interest-earning assets for the period.

NET INTEREST SPREAD--The difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

Long Island Bancorp, Inc. and Subsidiary

GLOSSARY OF FINANCIAL TERMS
(Continued)

NON-PERFORMING ASSETS--Non-performing loans and securities plus foreclosed assets.

NON-PERFORMING LOANS--Loans upon which interest income is not currently recognized because of the borrower's financial problems (non-accrual loans) or certain loans which have been restructured.

REAL ESTATE OWNED (REO)--Real estate which the bank takes or to which it assumes title in order to sell the property, obtained as the result of a loan default.

PROVISION FOR POSSIBLE LOAN LOSSES--A charge against current period earnings which reflects an estimation of possible loan losses.

RETURN ON ASSETS--Net income as a percentage of average total assets for the period. The return on assets measures profitability in terms of how efficiently assets are being utilized.

RETURN ON EQUITY--Net income as a percentage of average total equity. The return on equity measures profitability in terms of how efficiently equity or capital is being invested.

REVERSE-REPURCHASE AGREEMENTS--Refers to a transaction that is accounted for as a collateralized borrowing in which the seller-borrower sells securities to a buyer-lender with an agreement to repurchase them at a stated price plus interest at a specified date or in specified circumstances.

RISK-BASED CAPITAL--The sum of Tier 1 and Tier 2 capital minus other assets required to be deducted.

STOCK OPTION--Right to purchase or sell a stock at a specified price within a stated period.

TIER 1 CAPITAL--Common stockholders' equity, qualifying non-cumulative perpetual preferred stock and minority interest in equity accounts of consolidated subsidiaries, less goodwill and other disallowed intangibles.

TIER 2 CAPITAL--The allowance for possible loan losses (limited to a certain percentage of risk-weighted assets), perpetual and long-term preferred stock, hybrid capital instruments (including perpetual debt and mandatory convertible securities) and subordinated debt and intermediate-term preferred stock (subject to certain limitations).

Long Island Bancorp, Inc. and Subsidiary


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

Long Island Bancorp, Inc. ("Holding Company") was formed in December 1993 to serve as the holding company for The Long Island Savings Bank, FSB ("Bank"). On April 14, 1994, the Bank completed its Conversion ("Conversion") from a federally chartered mutual savings bank to a federally chartered stock savings bank. In connection with the Conversion the Holding Company issued 26,816,464 shares of common stock ("Common Stock") at a price of $11.50 per share and utilized a portion of the proceeds to acquire all of the issued shares of the Bank. Prior to this offering, the Holding Company had no assets, liabilities or operations.

The Holding Company is headquartered in Melville, New York and its primary business currently consists of the operation of its wholly-owned subsidiary, the Bank. In addition to directing, planning and coordinating the business activities of the Bank, the Holding Company invests its funds primarily in U.S. government and federal agency securities, investment grade preferred stock and federal funds. In the future, the Holding Company may acquire or organize other operating subsidiaries, including other financial institutions.

The Bank

The Bank's principal business has been and continues to be attracting retail deposits from the general public and investing those deposits, together with funds generated from operations, primarily in one-to-four family, owner occupied residential mortgage loans. In addition, from time to time depending on market conditions, the Bank will invest in mortgage-backed and asset-backed securities to supplement its lending portfolio. The Bank also invests, to a lesser extent, in multi-family residential mortgage loans, commercial loans, consumer loans and other marketable securities. Revenues are derived principally from interest on real estate and other loans, mortgage-backed and other debt securities, and dividends on equity securities. Primary sources of funds are deposits, borrowings under reverse-repurchase agreements and principal and interest payments on loans and mortgage-backed securities. Additionally the Bank issued a funding note in fiscal 1996 which was collateralized by a pool of adjustable rate residential mortgage loans.

While the following discussion of financial condition and results of operations include the collective results of the Holding Company and the Bank (collectively "Company"), this discussion reflects principally the Bank's activities.

The Company's results of operations are dependent primarily on net interest income, which is the difference between the interest and dividend income earned on its loan and securities portfolios and its cost of funds, consisting of the interest paid on its deposits and borrowings. To a lesser degree, the results of operations are also dependent on fee income which includes, for example, fees received for servicing mortgage loans. The Company's operating expenses principally consist of employee compensation, occupancy, federal deposit insurance premiums, advertising and other operating expenses. The Company's results of operations are also affected by its periodic provisions for possible loan losses, by write-downs of assets, and net gains and losses on sales of assets. Such results are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

Fleet Mortgage Company
Loan Origination Offices
Acquisition

On June 28, 1996, the Company acquired two mortgage origination offices from Fleet Mortgage Company ("Fleet") of Columbia, South Carolina. The acquisition was designed to expand the Company's mortgage production capabilities into North Carolina and enhance its existing presence in Pennsylvania.

First Home Mortgage of
Virginia, Inc. Acquisition

On August 1, 1996, the Company acquired First Home Mortgage of Virginia, Inc. ("First Home") a mortgage banking company with five offices located in Virginia. The acquisition was designed to expand the Company's mortgage production capabilities throughout the mid-Atlantic states.

Recapitalization of the
Savings Association
Insurance Fund

On September 30, 1996, as part of an omnibus appropriations bill, Congress passed and President Clinton signed the Deposit Insurance Funds Act of 1996 ("Act"). The Act should significantly reduce and eventually end the premium disparity that has existed between banks insured by the Bank Insurance Fund ("BIF") and thrifts insured by the Savings Association Insurance Fund ("SAIF"). The Act requires SAIF-insured institutions to pay a special one-time assessment. The Act also requires BIF-insured institutions to include a portion of the interest due on Finance Corporation ("FICO") bonds in their deposit insurance premiums beginning January 1, 1997. Beginning on January 1, 2000 or the date at which no savings institution continues to exist, BIF-insured institutions are required to pay their full pro rata share of FICO payments. The one-time special assessment charged to SAIF-insured institutions will enable the SAIF fund to reach predetermined capitalization levels and therefore will result in a reduction in future premiums paid by SAIF-insured institutions. Beginning January 1, 1997 and continuing through December 31, 1999, the Company expects its premium rate to be reduced from the current rate of 23 basis points to approximately 6.4 basis points. Pursuant to these provisions of the Act, the Bank's one-time SAIF insurance assessment amounted to $18.7 million, which was accrued at September 30, 1996 and paid in November 1996. The payment of the special assessment reduced the Bank's capital, net of tax, but did not affect the Bank's compliance with its regulatory capital requirements. See Note 4 of Notes to Consolidated Financial Statements.

Long Island Bancorp, Inc. and Subsidiary


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Continued)

Goodwill

The Bank was organized in 1876 as a New York State chartered mutual savings bank. In December 1982, the Bank converted to a federal mutual savings bank and changed its name from The Long Island Savings Bank to The Long Island Savings Bank, FSB ("Syosset"). The Bank's deposits are insured to the maximum allowable amount by the SAIF which is administered by the Federal Deposit Insurance Corporation ("FDIC").

In 1983, with the assistance of the Federal Savings and Loan Insurance Corporation ("FSLIC") as set forth in an assistance agreement ("Assistance Agreement"), Syosset acquired, as a wholly-owned subsidiary, The Long Island Savings Bank of Centereach FSB ("Centereach"). Syosset and Centereach reported to the Federal Home Loan Bank Board of New York ("FHLB-NY"), forerunner of the Office of Thrift Supervision ("OTS"), as two separate entities. In 1986, with FSLIC assistance, Syosset acquired Flushing Federal Savings and Loan Association ("Flushing Federal") by merger.

The FSLIC-assisted supervisory acquisitions of Centereach and Flushing Federal were accounted for using the purchase method of accounting which resulted in supervisory goodwill (the excess of cost over fair value of net assets acquired), an intangible asset, of $656.8 million. Of the $656.8 million of supervisory goodwill, $625.4 million was recorded on Centereach's balance sheet and $31.4 million on Syosset's balance sheet. Such goodwill was included in each bank's regulatory capital. The Assistance Agreement related to the acquisition of Centereach by Syosset provided for the inclusion of goodwill as an asset on Centereach's balance sheet, to be amortized over 40 years for regulatory purposes and includible in capital. Pursuant to the regulations adopted by the OTS to implement the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), the regulatory capital requirement of each bank increased and the amount of supervisory goodwill that each bank could include in its regulatory capital decreased significantly. At September 30, 1989, on a stand-alone basis, Syosset, excluding supervisory goodwill, exceeded the capital requirements of FIRREA. At that date, however, Centereach, excluding supervisory goodwill, did not meet any of the three required FIRREA capital ratios mandated by the OTS and had negative tangible capital as defined in the OTS regulations.

On August 15, 1989, Syosset and Centereach filed suit against the U.S. government seeking damages and/or other appropriate relief on the grounds, among others, that the government had breached the terms of the Assistance Agreement. The suit currently is pending before Chief Judge Loren Smith in the United States Court of Federal Claims and is entitled Long Island Savings Bank, FSB. et al. v. United States. The case had been stayed pending disposition by the United States Supreme Court of three related supervisory goodwill cases ("Winstar cases"). On July 1, 1996 the Supreme Court ruled in the Winstar cases the government had breached its contracts with the Winstar parties and was liable in damages for those breaches. On September 18, 1996 Judge Smith issued an Omnibus Management Order ("Case Management Order" ) applicable to all Winstar-related cases. The Case Management Order addresses certain timing and procedural matters with respect to the administration of the Winstar-related cases including organization of the parties, initial discovery, initial determinations regarding liability and the resolution of certain common issues. The Case Management Order provides that the parties will attempt to agree upon a Master Litigation Plan, which may be in phases, to govern all further proceedings, including the resolution of common issues (other than common issues covered by the Case Management Order), dispositive motions, trials, discovery schedules, protocols for depositions, document production, expert witnesses and other matters.

On November 1, 1996, the Bank filed a motion for summary judgment on liability. Pursuant to the schedule set forth in the Case Management Order, within sixty days of the filing of the motion, the government must file a response with respect to whether a contract exists and whether the government acted inconsistently with the contract. Within 120 days of filing of the motion, the government must set forth any defenses it knows or has reason to know that relate to these two issues.

In its complaint, the Bank did not specify the amount of damages it was seeking from the United States. There have been no decisions determining damages in the Winstar cases or any of the Winstar-related cases. The Bank is unable to predict the outcome of its claim against the United States and the amount of damages that may be awarded to the Bank, if any, in the event that judgment is rendered in the Bank's favor. Consequently, no assurances can be given as to the results of this claim or the timing of any proceedings in relation thereto.

1993 Restructuring

To bring Centereach into capital compliance and avoid possible regulatory sanctions against Centereach, on September 3, 1993, with the OTS's approval, Centereach and Syosset sold $836.3 million in deposits from ten branch locations and reduced their asset size by a similar amount ("Deposit Sale Transaction"). Concurrent with the sale of these deposits, Syosset was merged into Centereach ("Merger") and Centereach's name was changed to The Long Island Savings Bank, FSB.

In connection with the Merger, the Company reviewed its accounting policies and practices and decided to revise its past accounting practices relating to the amortization of goodwill. See Note 3 of Notes to Consolidated Financial Statements. As a result, the Company adopted Statement of Financial Accounting Standards No. 72 ("SFAS 72") "Accounting for Certain Acquisitions of Banking or Thrift Institutions" effective October 1, 1992. Accordingly, there was a substantial reduction in the carrying amount of goodwill on Centereach's books. The cumulative effect of adopting SFAS 72 and the amortization of goodwill resulted in $323.5 million and $47.2 million, respectively, being charged to earnings in fiscal 1993.

As a result of the significant restructuring activities which occurred during fiscal 1993, principally the downsizing of the Company through the branch and asset sales referred to above, the Merger and the prior year sales of branches and assets acquired in the acquisitions described above, management determined that the value of the remaining goodwill was substantially diminished. Accordingly, the balance of the unamortized portion of the Centereach and Flushing Federal goodwill, in the amount of $70.8 million, was written off as a charge to earnings in September 1993.

In an effort to accelerate the resolution of certain of its problem assets, in December 1993 the Company entered into a contract for the bulk sale of certain loans and real estate owned ("Bulk Sale"). The sale of these loans was completed by December 31, 1993 and the sale of the real estate owned was completed in the second quarter of fiscal 1994. At September 30, 1993 the book value of the loans anticipated to be sold was approximately $142.0 million, of which approximately $110.0 million were then non-performing and approximately $32.0 million were then performing. At that date, the net book value of the real estate owned anticipated to be sold was approximately $14.0 million.

In anticipation of the Bulk Sale, the loans sold in this transaction were included on the Company's consolidated statement of financial condition as of September 30, 1993 as loans held for sale at their fair value, based on the sales price established in the Bulk Sale contract. In order to adjust the loan carrying value to reflect fair value, at September 30, 1993, the Company charged off $32.0 million against the allowance for possible loan losses. In addition, the carrying value at September 30, 1993 of other real estate owned to be sold in such transaction was adjusted to reflect the fair value of these assets, based on the sales price established in the Bulk Sale contract. In order to make these adjustments, at September 30, 1993 the Company recorded a $9.0 million provision for possible loan losses and a special provision of $5.0 million for real estate owned.

As a result of the restructuring activities, including the Deposit Sale Transaction, the elimination of the goodwill balance and the Bulk Sale, total assets of the Company declined to $4.0 billion at September 30, 1993 from $5.6 billion at September 30, 1992.

Financial Condition

At September 30, 1996 total assets were $5.4 billion, an increase of $462.2 million from the amount reported at September 30, 1995. The growth in assets is attributable to an increase of $1.0 billion in total net loans receivable held for investment, partially offset by a $536.5 million decrease in mortgage-backed securities ("MBS's"). The growth in total loans receivable reflects the Company's emphasis on residential lending. Residential loans (including second mortgages, co-operative apartment loans, home equity loans and certain loans held for sale in the secondary market) amounted to $2.9 billion, or 91.57%, of total gross loans at September 30, 1996. The remaining $263.9 million, or 8.43%, of total gross loans receivable at September 30, 1996 consisted of $69.6 million of commercial real estate loans, $34.9 million of multi-family loans, $7.7 million of construction loans and land loans, and $151.7 million of commercial and other loans. For fiscal 1996, the Company originated or purchased real estate loans in the amount of $2.4 billion of which $353.8 million was acquired by bulk purchases. Commercial and other loans originated or purchased during 1996 amounted to $89.8 million. The Company remains committed to increasing the volume of one-to- four family mortgage loans and to improving the efficiency and lowering the cost of loan originations through increased automation of loan application and processing procedures. In order to increase the volume of loan originations, the Company continues to actively manage its origination channels by increasing the number and productivity of the loan representatives in the Company's 25 regional lending centers, increasing the number of lending centers, leveraging the existing customer base at each of the Company's consumer banking branches and expanding its telemarketing effort to solicit loans. Additionally, during fiscal 1996 the Company entered into an agreement with Multiple Listing Services of Long Island to utilize the Company's technological capabilities and the Internet as another origination channel. The Company continues to monitor opportunities that may exist to acquire loan origination capabilities similar to the Company's 1996 acquisitions of First Home and the two lending offices of Fleet. These and prior acquisitions have also contributed to the Company's strategy of minimizing geographic risk as 56.54% of total real estate loans (excluding home equity loans) are located in New York, New Jersey and Connecticut ("NY metropolitan region") at September 30, 1996 down from 77.09% and 99.39% at September 30, 1995 and 1994, respectively. The Company believes it is possible to increase the volume of loan originations while maintaining current underwriting standards.

MBS's declined to $1.7 billion at September 30, 1996 from $2.3 billion at September 30, 1995 reflecting the redeployment of funds into real estate loans. Additionally, effective December 31, 1995, the Company reclassified $1.2 billion of MBS's previously classified as held-to-maturity into the available-for-sale category in accordance with the Special Report on Statement of Financial Accounting Standards No. 115
("SFAS 115") "Accounting for Certain Investments in Debt and Equity Securities" issued in November 1995.

Long Island Bancorp, Inc. and Subsidiary


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Continued)

Total liabilities increased by $469.2 million, or 10.72%, to $4.8 billion at September 30, 1996 from $4.4 billion at September 30, 1995 principally reflecting additional borrowed funds of $344.3 million and an increase in deposits of $59.5 million. Historically, the Company has relied on its deposit base as its principal source of funding. The Company places major emphasis on its core deposit relationships, consisting of passbook accounts, NOW accounts, statement savings, money market and non-interest-bearing demand accounts, which typically tend to be more stable than other sources of funding. The Company's core deposits as a percentage of total deposits decreased to 46.08% at September 30, 1996 from 48.49% at September 30, 1995. Management believes that this decrease is attributable in part to an increase in interest rates and a shift in customer preference towards short-term certificate accounts. The Company continues to place emphasis on providing quality service to its customers to retain and attract core deposits as opposed to soliciting time deposit accounts with higher yields.

The Company often uses borrowings as an alternative and sometimes a less costly source of funds. The Company's primary source of borrowing is through the sales of securities under agreements to repurchase ("reverse-repurchase agreements") with nationally recognized investment banking firms. Reverse-repurchase agreements are accounted for as borrowings by the Company and are secured by designated securities. At September 30, 1996 and 1995, the Company had reverse-repurchase agreements outstanding of $800.0 million and $623.7 million, respectively. In addition to reverse-repurchase agreements, on June 27, 1996 the Company borrowed funds by issuing a funding note ("Funding note") in the amount of $181.4 million which was collateralized by a pool of adjustable rate residential mortgage loans. At September 30, 1996, the outstanding balance of the Funding note was $178.0 million. See Note 14 of Notes to Consolidated Financial Statements. The proceeds of borrowing transactions are used to meet cash flow or asset/liability needs of the Company as well as to take advantage of investment opportunities that may exist in the market that enable the Company to earn a positive interest rate spread.

Stockholders' equity totalled $519.1 million at September 30, 1996, a decline of $7.1 million from September 30, 1995. This decline was primarily due to the purchase of treasury stock, net of reissuances in the amount of $38.0 million, the declaration of $9.2 million in dividends and a decline of $0.3 million in unrealized gains on securities, net of tax, classified as available-for-sale which was partially offset by net income of $32.3 million and amortization of $8.1 million related to the Company's Employee Stock Ownership Plan ("ESOP") and the Bank's Management Recognition and Retention Plans ("MRPs").

Liquidity, Regulatory
Capital and Capital
Resources

General. The Company's primary sources of funds are deposits, principal and interest payments on loans and MBS's, retained income and borrowings under reverse-repurchase agreements. In addition, on June 27, 1996 the Bank issued a Funding note in the amount of $181.4 million which was collateralized by a pool of adjustable rate residential mortgage loans. Payments of principal and interest on the Funding note shall be paid monthly based on the scheduled payments due on the underlying loans. The interest on the Funding note changes monthly and bears interest at a rate of 50 basis points over the one month London Interbank Offered Rate ("LIBOR"). See Note 14 of Notes to Consolidated Financial Statements. Proceeds from the sale of securities and loans are also a source of funding. While maturities and scheduled amortization of loans and MBS's are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied at the direction of the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio is currently 5.00%. The Bank's liquidity ratios were 9.34%, 12.35% and 14.61% at September 30, 1996, 1995 and 1994, respectively. Currently, the Bank maintains a liquidity ratio substantially above the regulatory requirements in accordance with its investment objective of investing its liquid assets in short-term debt securities. Future levels may vary.

The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At September 30, 1996, cash and cash equivalents and short-term and intermediate-term investments available-for-sale totalled $138.5 million.

The primary investment activity of the Bank is the origination and purchase of real estate loans and other loans. During the years ended September 30, 1996 and 1995, the Bank originated or purchased real estate loans in the amounts of $2.4 billion and $1.1 billion and commercial and other loans in the amounts of $89.8 million and $63.5 million, respectively. Included in the 1996 real estate loan purchases is $353.8 million which represents the bulk purchase of loans. The Bank purchases MBS's to reduce liquidity not otherwise required to meet loan demand. Purchases of MBS's totalled $0.2 billion and $0.9 billion for the years ended September 30, 1996 and 1995, respectively. Additionally, the originations of MBS's totalled $358.8 million in 1996. These activities were funded primarily by principal repayments on loans and MBS's, borrowings under reverse-repurchase agreements and the Funding note, and sales of loans and MBS's classified as available-for-sale. Other investing activities include investing in U.S. government securities, federal agency obligations and asset-backed securities.

During fiscal 1996, the Company purchased 1,611,554 shares of treasury stock at a cost of $42.0 million. The costs incurred in the purchase of treasury stock were partially mitigated by the reissuance of 179,225 shares and the related tax benefits stemming from the exercise of stock options which totalled $4.1 million. As of September 30, 1996, the Company owned 2,172,307 shares of treasury stock which represents 2,497,554 shares acquired at an aggregate cost of $59.9 million offset by the cumulative reissuance of 325,247 shares and the related tax benefits stemming from the exercise of stock options which totalled $6.2 million.

Liquidity management of the Company is both a daily and long-term component of management's strategy. Excess funds are generally invested in short-term and intermediate-term securities. In the event that the Bank should require funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advances and reverse-repurchase agreements. In addition, the Bank may access funds, if necessary, through lines of credit totaling $75.0 million at September 30, 1996 from unrelated financial institutions.

At September 30, 1996, the Bank had outstanding commitments to originate or purchase loans of $439.2 million which includes commitments to extend credit. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from September 30, 1996 totalled $1.4 billion. Management believes, based on historical experience, that a significant portion of such deposits will remain with the Bank.

At the time of Conversion, the Bank was required by OTS to establish a liquidation account which will be reduced to the extent that eligible account holders reduce their qualifying deposits. The balance of the liquidation account at September 30, 1996 was $77.8 million. In the unlikely event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution from the liquidation account. The Bank is not permitted to declare or pay a dividend on or to repurchase any of its capital stock if the effect would be to cause the Bank's regulatory capital to be reduced below the amount required for the liquidation account. During 1996, the Bank declared a cash dividend of $10.5 million. Unlike the Bank, the Holding Company is not subject to OTS regulatory restrictions on the declaration or payment of dividends to its stockholders, although the source of such dividends could depend upon dividend payments from the Bank. The Holding Company is subject, however, to the requirements of Delaware law, which generally limit dividends to an amount equal to the excess of its net assets (the amount by which total assets exceed total liabilities) over its stated capital or, if there is no such excess, to its net profits for the current and/or immediately preceding fiscal year. During 1996, the Company declared quarterly cash dividends at an annualized rate of $0.40 per common share totaling $9.2 million.

Regulatory Capital Position. The Bank had a tangible capital ratio of 7.84%, a core capital ratio of 7.84%, and a total-risk based capital ratio of 16.48%, as compared with the required OTS regulatory capital ratios of 1.50%, 3.00% and 8.00%, respectively. At September 30, 1996, the Bank met the criteria to be considered a "well-capitalized" institution for certain regulatory purposes. See
Note 4 of Notes to Consolidated Financial Statements.

Asset Quality

Asset quality continues to remain stable as non-performing loans decreased to $53.2 million at September 30, 1996 from $55.7 million at September 30, 1995 reflecting continued improvements in the local economy and the continued stabilization of real estate market values in the New York metropolitan region, the Bank's historical primary lending area. At September 30, 1996, 56.54% of the Bank's real estate loans (excluding home equity loans) were derived from the New York metropolitan area. Coverage for possible loan losses improved during 1996 as the ratio of the allowance for possible loan losses to non-performing loans increased to 63.79% at September 30, 1996 from 61.71% at September 30, 1995. Additionally, the ratio of non-performing loans to total gross loans improved by 97 basis points to 1.70% at September 30, 1996 from 2.67% at September 30, 1995 and the ratio of non-performing assets to total assets improved by 18 basis points to 1.14% at September 30, 1996 from 1.32% at September 30, 1995. The improvement in each of these ratios is due to the reduction in non-performing loans and non-performing assets, coupled with the respective growth in total gross loans and total assets. Net charge-offs declined to $6.6 million in fiscal 1996, the lowest level in the past seven years.

Management believes that a portion of the Company's non-performing assets is attributable to the low documentation loans (as defined below) previously originated by the Company. During the 1986 to 1989 period, the Company originated a significant number of one-to-four family mortgage loans without verification of the borrower's financial condition or employer verification of the borrower's level of income if the borrower's financial condition and stated income were considered reasonable for the employment position held ("low documentation loans"). The Company has experienced higher delinquency and default rates on such loans, as compared to fully underwritten one-to-four family loans, and in recognition thereof, the Company discontinued the origination of low documentation loans in 1990. The Company is unable to determine the aggregate dollar amount of low documentation loans originated between 1986 and 1989 which still remain outstanding. At September 30, 1996, however, approximately $536.1 million, or 19.25% of the Company's one-to-four family residential loan and co- operative apartment loan portfolios consisted of loans originated

Long Island Bancorp, Inc. and Subsidiary


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Continued)

during the 1986 to 1989 period down from $604.2 million, or 34.19%, at September 30, 1995. To the extent such loans include a significant amount of low documentation loans, the Company's delinquency and default rates could be adversely impacted which may result in material losses. From time to time, on a selective basis, the Company originates loans that involve limited verification of the borrower's level of income or financial condition ("limited documentation loans"). All such limited documentation loans are intended to conform to secondary market investor guidelines.

Managing of
Interest Rate
Risk

One of the Company's primary objectives is managing interest rate risk. Generally, net interest income is subject to substantial risk due to changes in interest rates or changes in market yield curves. The Company seeks to reduce its exposure to interest rate risk through the origination and retention of adjustable rate mortgage ("ARM") loans, which at September 30, 1996 represented 81.97% of the Company's total gross loans excluding loans held for sale. The Company also maintains MBS's and mortgage-related securities portfolio which consists primarily of ARM-backed securities and fixed rate MBS's with remaining estimated lives of less than five years. In an effort to meet the needs of its customers, the Company continues to originate fixed rate loans. These loans, however, are originated for immediate sale in the secondary mortgage market to Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC") or other investors. The Company sells loans to investors on both a servicing released and servicing retained basis. At September 30, 1996, the Company's portfolio of loans serviced for investors was approximately $3.7 billion. During fiscal 1996 as interest rates increased, loan prepayments slowed and ARM loans have been in greater demand, however, should interest rates decline this trend may reverse.

In its securities portfolio, the Company has emphasized maintaining adequate liquidity, particularly through amortizing short-term and intermediate-term investment instruments. Management believes that its policy of emphasizing lower-cost core deposits also limits interest rate risk as these deposits are considered by management to have relatively low volatility.

To a lesser degree, the Company has the ability to manage its interest rate risk through the use of derivative financial instruments. During fiscal 1996, these instruments consisted solely of two interest rate cap agreements which are designed to help protect the Company from rising interest rates while involving minimal risk. The Company does not expect to significantly increase its utilization of derivative financial instruments in the future, however, it may enter into such agreements from time to time to manage its interest rate risk exposure. See Note 15 of Notes to Consolidated Financial Statements.

Interest Rate
Sensitivity
Analysis

Interest rate sensitivity may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest-earning assets maturing or repricing exceeds the amount of interest-bearing liabilities maturing or repricing within the same period. A gap is considered negative when the amount of interest-bearing liabilities maturing or repricing exceeds the amount of interest-earning assets maturing or repricing within the same period. Generally, in a rising interest rate environment, an institution with a positive gap would generally be expected, absent the effects of other factors, to experience a greater increase in the yield of its assets relative to the cost of its liabilities and thus increase earnings. Conversely, the cost of funds for an institution with a positive gap would generally be expected to decline less quickly than the yield on its assets in a falling interest rate environment. Changes in interest rates generally have the opposite effect on an institution with a negative gap.

In the current interest rate environment, the Company has been investing primarily in adjustable rate real estate loans with various maturities. In addition, the Company also invests in federal agency and MBS's and asset-backed securities with adjustable rates or, in the case of fixed rate securities, maturities shorter than five years and has generally refrained from investing in fixed rate assets with longer term maturities. As a result of this strategy, at September 30, 1996, the Company's total interest-earning assets maturing or repricing within one year exceeded its total interest-bearing liabilities maturing or repricing in the same time by $381.9 million, representing a one year cumulative positive gap ratio of 7.12% versus $467.3 million and 9.53% at September 30, 1995. The decrease in the cumulative one year gap is attributable to higher certificate accounts and borrowings repricing within one year partially offset by the net growth in real estate loans and MBS's repricing within one year. The Company closely monitors its interest rate risk as such risk relates to its operational strategies. At September 30, 1996, the Company has continued to maintain a positive gap position; however, there can be no assurance that the Company will be able to maintain its positive gap position or that its strategies will not result in a negative gap position in the future. The Company has not attempted to retain short-term certificate of deposit accounts or increase core deposits by maintaining interest rates above those offered by its competitors. Instead, the Company has attempted to encourage long-term depositors to maintain their accounts with the Company through expanded customer service. To the extent that the Company's core deposits run-off at a more rapid rate than the Company's assumptions on such deposits, the Company's current positive gap positions could be negatively impacted. While the Company has experienced some run-off in its core deposits, there can be no assurance that such a run-off will not increase in the future if depositors continue to seek higher yielding investments.

Additionally, the Company's investment policy enables the Company to enter into certain interest rate contracts, for example, interest rate swaps, caps, floors and collars. These contracts may be used to hedge interest rates on certain assets and liabilities. During fiscal 1996, the Bank had two interest rate cap agreements outstanding for an aggregate unamortized cost of $0.1 million at September 30, 1996, involving a notional amount totaling $90.0 million. Three contracts were in effect during fiscal 1995. The amount paid for the interest rate caps is being amortized into interest expense over the term of the contracts. For the years ended September 30, 1996 and 1995, amortization totalled $0.3 million per year. See Note 15 of Notes to Consolidated Financial Statements.

The Company uses earning simulations, duration, as well as gap analysis to analyze and project future interest rate risk. Computer generated scenarios are based on various assumptions including: expected changes in the level of interest rates and the shape of the yield curve, pricing strategies, portfolio embedded option impacts and growth, volume and mix alternatives for each portfolio. Projected statements are evaluated on a rolling 12 month period. Duration measures the interest rate sensitivity of all financial instruments based on their weighted average term to maturity of all cash flows. The Asset/Liability Committee ("ALCO") evaluates decisions in a risk return trade-off framework to ensure that the level of interest rate risk exposure incurred does not exceed prudent levels. Specific limits for variation of net interest income and net portfolio value under various interest rate scenarios are set annually by ALCO and approved by the Board of Directors.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at September 30, 1996, which are anticipated by the Company, based on certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown to reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual terms of the asset or liability. Prepayment assumptions ranging from 0% to 15% per year were applied, dependent upon the loan type and coupon. Run-off rate assumptions for passbook savings, statement savings, NOW and money market accounts, in the one year or less category are 51%, 51%, 40% and 100%, respectively, rather than the OTS assumptions which, in the one year or less period are 17%, 17%, 37% and 79%, respectively. These withdrawal rates and prepayment assumptions are based on assumptions and analyses prepared internally and are used in preparing the Regulatory Thrift Bulletin-13 Report and quarterly management reports. These assumptions were used rather than the assumptions published by the OTS because management believes they are more indicative of the actual prepayments and withdrawals experienced by the Company. The assumptions do not reflect any increases or decreases in interest rates paid on various categories of deposits (whether by the Company or in general) since September 30, 1996.

Long Island Bancorp, Inc. and Subsidiary


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Continued)


                                                Interest Rate Sensitivity Gap Analysis At September 30, 1996
------------------------------------------------------------------------------------------------------------
                                                   More than        More than      More than      More than
                                       3 Months     3 Months         6 Months        1 Year        3 Years
                                        or Less    to 6 Months      to 1 Year      to 3 Years     to 5 Years
                                       ---------   -----------      ----------     ----------     ----------
                                                                            (Dollars in thousands)
Interest-earning assets:
 Real estate loans(1)                $  232,498      $ 429,339     $  941,563     $  794,953     $  236,218
 Commercial loans(1)                      7,406             --             --             --             65
 Other loans(1)                          65,297          3,533          7,158         25,210         18,522
 Mortgage-backed
  securities(2)                         388,815        316,449        527,521        359,081         83,634
 Interest-earning cash
  equivalents                            37,357             --             --             --             --
 Debt and equity securities(2)            9,991          3,881         33,028         20,376          2,575
 Stock in FHLB-NY                            --             --             --             --             --
                                     ----------      ---------     ----------     ----------     ----------
  Total interest-
   earning assets                       741,364        753,202      1,509,270      1,199,620        341,014
Interest-bearing liabilities:
 Passbook accounts                      124,293         99,501        118,338        108,801        104,267
 Statement savings accounts             120,625         96,077        114,254        105,048        100,671
 NOW accounts                            35,555          4,593          9,186         36,744         35,213
 Checking & demand
  deposit accounts                        2,735          1,172          2,345             --             --
 Money market accounts                   83,484         15,652         31,306             --             --
 Certificate accounts                   380,383        459,877        520,575        314,327        257,693
 Borrowings                             364,023             --         38,000        576,000             --
                                     ----------      ---------     ----------     ----------     ----------
  Total interest-
   bearing liabilities                1,111,098        676,872        834,004      1,140,920        497,844
                                     ----------      ---------     ----------     ----------     ----------
Interest sensitivity gap
 per period                         $ (369,734)     $   76,330     $  675,266     $   58,700     $(156,830)
                                     ----------      ---------     ----------     ----------     ----------
                                     ----------      ---------     ----------     ----------     ----------
Cumulative interest
 sensitivity gap                    $ (369,734)     $(293,404)     $  381,862     $  440,562      $ 283,732
                                     ----------      ---------     ----------     ----------     ----------
                                     ----------      ---------     ----------     ----------     ----------
Cumulative interest
 sensitivity gap as a
 percentage of total assets(3)           (6.89)%        (5.47)%         7.12%          8.21%          5.29%
Cumulative net interest-earning
 assets as a percentage of net
 interest-bearing liabilities            66.72          83.59         114.56         111.71         106.66






------------------------------------
                                             More
                                             than
                                            5 Years       Total
                                            -------       -----

Interest-earning assets:
 Real estate loans(1)                     $294,360     $2,928,931
 Commercial loans(1)                            --          7,471
 Other loans(1)                             23,849        143,569
 Mortgage-backed
  securities(2)                             50,771      1,726,271
 Interest-earning cash
  equivalents                                   --         37,357
 Debt and equity securities(2)             112,933        182,784
 Stock in FHLB-NY                           40,754         40,754
                                          --------      ---------
  Total interest-
   earning assets                          522,667      5,067,137
Interest-bearing liabilities:
 Passbook accounts                         114,041        669,241
 Statement savings accounts                110,114        646,789
 NOW accounts                                1,531        122,822
 Checking & demand
  deposit accounts                              --          6,252
 Money market accounts                          --        130,442
 Certificate accounts                       25,936      1,958,791
 Borrowings                                     --        978,023
                                          --------      ---------
  Total interest-
   bearing liabilities                     251,622      4,512,360
                                          --------      ---------
Interest sensitivity gap
 per period                               $271,045     $  554,777
                                          --------      ---------
                                          --------      ---------
Cumulative interest
 sensitivity gap                          $554,777
                                          --------
                                          --------
Cumulative interest
 sensitivity gap as a
 percentage of total assets(3)              10.34%
Cumulative net interest-earning
 assets as a percentage of net
 interest-bearing liabilities              112.29


(1) Excludes non-performing loans and the allowance for possible loan losses.

(2) MBS's and debt and equity securities are shown excluding the market value appreciation of $11.8 million, before tax, from SFAS 115.

(3) Amounts for fixed rate loans are based on scheduled payment dates and loans for which there is no amortization schedule, are included as three months or less.


Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features which limit changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. An interest rate increase may impair the ability of borrowers to service their ARM loans.

Analysis of Net
Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends upon the relative amount of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

The following table sets forth certain information relating to the Company's Consolidated Statements of Financial Condition and the Consolidated Statements of Operations for the fiscal years ended September 30, 1996, 1995 and 1994 and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from the average daily balances. The yields and costs include fees which are considered adjustments to yields.


                                                                                       For the Year Ended September 30,
---------------------------------------------------------------------------------------------------------------------------------
                                                                          1996                              1995
                                                       -------------------------------     ------------------------------------
                                                                               Average                                  Average
                                                          Average               Yield/       Average                    Yield/
                                                          Balance   Interest     Cost       Balance       Interest       Cost
                                                       ----------   --------   -------      --------      --------     --------
                                                                                               (Dollars in thousands)

Interest-earning assets:
Interest-earning
 cash equivalents                                      $   32,109    $  1,708    5.32%   $   47,153       $  2,560       5.43%
Debt and equity securities
 and FHLB-NY stock, net(1)                                268,344      15,008    5.59       391,556         22,390       5.72
Mortgage-backed
 securities, net(1)                                     1,952,217     134,064    6.87     2,176,416        140,173       6.44
Real estate loans, net(2)                               2,380,633     185,241    7.78     1,724,834        140,268       8.13
Commercial and other
 loans, net(2)                                            125,629      15,550   12.38       117,993         15,824      13.41
                                                       ----------   ---------  ------    ----------       -------      ------
Total interest-earning assets                           4,758,932     351,571    7.39     4,457,952        321,215       7.21
Other non-interest-
 earning assets                                           268,355                           228,981
                                                       ----------   ---------            ----------       -------
Total assets                                           $5,027,287    $351,571            $4,686,933       $321,215
                                                       ----------   ---------            ----------       -------
                                                       ----------   ---------            ----------       -------

Interest-bearing liabilities:
Deposits:
 Time deposits                                         $1,895,594    $108,479    5.72%   $1,626,814       $ 87,849       5.40%
 Statement savings                                        639,318      20,755    3.25       684,340         20,946       3.06
 Passbooks                                                711,993      19,264    2.71       820,526         22,336       2.72
 Checking and NOW
  accounts(3)                                             268,406       3,419    1.27       255,744          3,488       1.36
 Money market                                             142,192       3,913    2.75       182,147          5,022       2.76
                                                       ----------   ---------  ------    ----------       -------      ------
  Total deposits                                        3,657,503     155,830    4.26     3,569,571        139,641       3.91
Borrowed funds                                            724,448      41,346    5.71       510,987         28,255       5.53
                                                       ----------   ---------  ------    ----------       -------      ------
Total interest-
 bearing liabilities                                    4,381,951     197,176    4.50     4,080,558        167,896       4.11
Non-interest-
 bearing liabilities                                      120,982                            95,689
                                                       ----------                        ----------
Total liabilities                                       4,502,933                         4,176,247
Total stockholders' equity                                524,354                           510,686
                                                       ----------   ---------  ------     ----------       -------     ------
Total liabilities and
 stockholders' equity                                  $5,027,287     197,176            $4,686,933       167,896
                                                       ----------   ---------            ----------       -------
                                                       ----------   ---------            ----------       -------
Net interest income/
 spread(4)                                                           $154,395    2.89%                   $153,319        3.10%
                                                                    ---------  ------                     -------      ------
                                                                    ---------  ------                     -------      ------
Net interest margin as % of
 interest-earning assets(5)                                                    3.24%                                     3.44%
                                                                              ------                                   ------
                                                                              ------                                   ------
Ratio of interest-earning
 assets to interest-
 bearing liabilities                                                         108.60%                                   109.25%
                                                                             ------                                    ------
                                                                             ------                                    ------



                                                       ------------------------------
                                                                     1994
                                                        -----------------------------
                                                                              Average
                                                        Average               Yield/
                                                        Balance    Interest    Cost
                                                        --------   --------   -------


Interest-earning assets:
Interest-earning
 cash equivalents                                      $  117,516   $  4,101    3.49%
Debt and equity securities
 and FHLB-NY stock, net(1)                                482,198     23,794    4.93
Mortgage-backed
 securities, net(1)                                     1,752,511    101,868    5.81
Real estate loans, net(2)                               1,599,057    125,069    7.82
Commercial and other
 loans, net(2)                                            140,677     17,325   12.32
                                                       ----------   -------- ------
Total interest-earning assets                           4,091,959    272,157    6.65
Other non-interest-
 earning assets                                           275,571
                                                       ----------   --------
Total assets                                           $4,367,530   $272,157
                                                       ----------   --------
                                                       ----------   --------

Interest-bearing liabilities:
Deposits:
 Time deposits                                         $1,296,402   $ 56,986    4.40%
 Statement savings                                        891,392     26,202    2.94
 Passbooks                                              1,003,287     27,706    2.76
 Checking and NOW
  accounts(3)                                             240,733      3,210    1.33
 Money market                                             223,552      6,189    2.77
                                                       ----------   -------- ------
  Total deposits                                        3,655,366    120,293    3.29
Borrowed funds                                            228,368      9,811    4.30
                                                       ----------   -------- ------
Total interest-
 bearing liabilities                                    3,883,734    130,104    3.35
Non-interest-
 bearing liabilities                                      137,309
                                                       ----------
Total liabilities                                       4,021,043
Total stockholders' equity                                346,487
                                                       ----------  -------- ------
Total liabilities and
 stockholders' equity                                  $4,367,530    130,104
                                                       ----------   -------- ------
                                                       ----------   -------- ------
Net interest income/
 spread(4)                                                          $142,053   3.30%
                                                                    -------- ------
                                                                    -------- ------
Net interest margin as % of
 interest-earning assets(5)                                                    3.47%
                                                                             ------
                                                                             ------
Ratio of interest-earning
 assets to interest-
 bearing liabilities                                                         105.36%
                                                                             ------
                                                                             ------



(1) MBS's and debt and equity securities are shown including the market value appreciation/(depreciation) of $12.7 million, $12.2 million and $(5.4) million, before tax, from SFAS 115 for the years ended September 30, 1996, 1995 and 1994, respectively.

(2) Net of unearned discounts, premiums, deferred loan fees, purchase accounting discounts and premiums and allowance for possible loan losses, and including non-performing loans and loans held for sale.

(3) Includes non-interest-bearing checking accounts.

(4) Interest rate spread represents the difference between the average rate on interest-earning assets and the average cost of interest-bearing liabilities.

(5) Net interest margin represents net interest income divided by average interest-earning assets.

Long Island Bancorp, Inc. and Subsidiary


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Continued)

Rate/Volume
Analysis

The following table presents the impact of changes in interest rates and in the volume of interest-earning assets and interest-bearing liabilities on the Company's interest income and expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by the prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by the prior volume), and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.



                                                    Year Ended September 30, 1996        Year Ended September 30, 1995
                                                             Compared to                           Compared to
                                                     Year Ended September 30, 1995       Year Ended September 30, 1994
                                                        Increase/(Decrease)                   Increase/(Decrease)
------------------------------------------------------------------------------       --------------------------------
                                                           Due to                                Due to
                                                ------------------------------       --------------------------------
                                                Volume      Rate        Net          Volume        Rate        Net
                                               -------    --------    -------        -------     ---------   --------
                                                                           (In thousands)
Interest-earning assets:
 Interest-earning cash equivalents(1)           $  (801)   $    (51)   $  (852)     $ (1,647)    $    106   $ (1,541)
 Debt and equity securities(2)(3)                (6,901)       (481)    (7,382)       (4,856)       3,452     (1,404)
 Mortgage-backed securities(3)                  (15,022)      8,913     (6,109)       26,477       11,828     38,305
 Real estate loans(4)                            51,262      (6,289)    44,973        10,096        5,103     15,199
 Commercial loans and other loans(4)                988      (1,262)      (274)       (2,954)       1,453     (1,501)
                                                -------      ------     ------        ------       ------     ------
  Total                                          29,526         830     30,356        27,116       21,942     49,058
                                                -------      ------     ------        ------       ------     ------
Interest-bearing liabilities:
 Deposits                                         3,504      12,685     16,189        (2,882)      22,230     19,348
 Borrowed funds                                  12,156         935     13,091        14,973        3,471     18,444
                                                -------      ------     ------        ------       ------     ------
  Total                                          15,660      13,620     29,280        12,091       25,701     37,792
                                                -------      ------     ------        ------       ------     ------
Net change in interest income                  $ 13,866   $ (12,790)  $  1,076      $ 15,025    $  (3,759)  $ 11,266
                                                -------      ------     ------        ------       ------     ------
                                                -------      ------     ------        ------       ------     ------


(1) Cash equivalents include amounts due from banks and short-term loans to commercial banks with original terms to maturity of less than three months.

(2) Includes FHLB-NY stock.

(3) MBS's and debt and equity securities are shown including the market value appreciation/(depreciation) of $12.7 million, $12.2 million and $(5.4) million, before tax, from SFAS 115 for the years ended September 30, 1996, 1995 and 1994, respectively.

(4) In computing the volume and rate components of net interest income for loans, non-performing loans and loans held for sale have been included.


Comparison of
Operating Results
for the Fiscal Years
Ended September 30,
1996 and 1995

GENERAL. Net income declined by $11.2 million, or 25.83%, to $32.3 million in fiscal 1996 from $43.5 million in fiscal 1995. The decrease was primarily attributable to a special one-time federal insurance assessment of $18.7 million and higher general and administrative ("G&A") costs of $11.5 million over the comparable 1995 period. Partially offsetting these additional costs were increases in non-interest income and net interest income of $11.7 million and $1.1 million, respectively, coupled with a reduction in the provision for income taxes of $6.1 million.

INTEREST INCOME. Interest income increased by $30.4 million, or 9.45%, to $351.6 million in fiscal 1996 from $321.2 million in 1995. The improvement is due to an increase of $301.0 million in average interest-earning assets coupled with an increase of 18 basis points in the average yield of interest-earning assets.

Average real estate loans increased by $655.8 million, or 38.02%, to $2.4 billion at September 30, 1996 from $1.7 billion at September 30, 1995. The increase reflects loan originations and purchases funded by additional borrowings and the redeployment of funds from principal payments and sales of MBS's and debt and equity securities classified as available-for-sale into real estate loans. The redeployment of funds also contributed to an increase in the overall yield on average interest-earning assets by replacing lower yielding MBS's and debt and equity securities with higher yielding real estate loans. Despite the improvement in the overall yield on interest-earning assets, the yield on average real estate loans declined to 7.78% in 1996 from 8.13% in 1995 principally reflecting the significant amount of ARM loans originated and retained in the portfolio during the last two years which are not fully indexed. The net result of the increase in average real estate loans and the decline in the yield on such loans amounted to an increase in interest income of $44.9 million, or 32.06%, to $185.2 million in 1996 from $140.3 million in 1995.

Average MBS's declined by $224.2 million, or 10.30%, to $2.0 billion in 1996 from $2.2 billion in 1995 reflecting the redeployment of funds previously described and the average yield increased by 43 basis points to 6.87% in 1996 from 6.44% in 1995. The net result of the lower average balances and higher yields was a reduction in interest income from MBS's of $6.1 million, or 4.36%, to $134.1 million in 1996 from $140.2 million in 1995.

Average debt and equity securities declined by $123.3 million, or 31.47%, to $268.3 million in 1996 from $391.6 million in 1995 due to the redeployment of funds previously described into real estate loans. In addition, the yield on average debt and equity securities declined by 13 basis points to 5.59% in 1996 from 5.72% in 1995. The net result of the lower average balances coupled with a decline in the yield contributed to a reduction in interest income from debt and equity securities of $7.4 million, or 32.97%, to $15.0 million in 1996 from $22.4 million in 1995.

INTEREST EXPENSE. Interest expense increased by $29.3 million, or 17.44%, to $197.2 million in 1996 from $167.9 million in 1995. The increase is principally the result of an increase in average deposit liabilities of $87.9 million to $3.7 billion in 1996 from $3.6 billion in 1995 coupled with an increase in the cost of average deposits of 35 basis points to 4.26% in 1996 from 3.91% in 1995. The net result of higher average deposit liabilities and the greater cost associated with such funds resulted in an increase in interest expense from deposit liabilities of $16.2 million, or 11.59%, to $155.8 million in 1996 from $139.6 million in 1995. Interest expense on certificate accounts increased by $20.6 million, or 23.48%, to $108.5 million in 1996 from $87.9 million in 1995 reflecting increased average balances of $268.8 million coupled with an increase in the average cost of 32 basis points. The effect of this increase is partially mitigated by declines in interest expense on passbook accounts of $3.1 million, or 13.76%, to $19.3 million in 1996 and money market accounts of $1.1 million, or 22.08%, to $3.9 million in 1996 primarily reflecting decreased average balances of $108.5 million, and $40.0 million, respectively.

Further contributing to the increase in interest expense was an increase in average borrowed funds of $213.4 million, or 41.77%, to $724.4 million in 1996 from $511.0 million in 1995 coupled with an increase in the cost of average borrowed funds of 18 basis points to 5.71% in 1996 from 5.53% in 1995. Although deposits are the Bank's primary source of funds, the Bank has the ability to use borrowings as an alternative, and sometimes less costly, source of funds. The increase in borrowed funds that occurred during 1996 enabled the Bank to meet cash flow or asset/liability needs as well as to take advantage of investment opportunities that existed in the market and enabled the Bank to earn a positive interest rate spread. The greater volume of borrowed funds and the higher cost of such funds resulted in an increase in interest expense from borrowed funds of $13.0 million, or 46.33%, to $41.3 million in 1996 from $28.3 million in 1995. During 1996 and 1995, interest expense also includes the amortization of premiums paid for interest rate cap agreements in the amount of $0.3 million for each year. See Note 15 of Notes to Consolidated Financial Statements.

NET INTEREST INCOME. Net interest income was $154.4 million in 1996, an increase of $1.1 million, or 0.70%, from $153.3 million in 1995. The increase is primarily attributable to the Company's higher level of real estate loans partially offset by greater cost of funds. The net interest margin declined by 20 basis points to 3.24% in 1996 from 3.44% in 1995 and the net interest spread declined by 21 basis points to 2.89% in 1996 from 3.10% in 1995. Contributing to these declining ratios were rises in short term interest rates during 1996 and, although adding to higher overall net interest income, the use of higher costing borrowed funds.

PROVISION FOR POSSIBLE LOAN LOSSES. The provision for possible loan losses decreased by $0.3 million, or 4.17%, to $6.2 million in 1996 from $6.5 million in 1995. The reduction reflects the stable level of non-performing loans, which declined by $2.5 million to $53.2 million at September 30, 1996 from $55.7 million at September 30, 1995. Additionally, the ratio of non-performing loans to total gross loans declined by 97 basis points to 1.70% in 1996 from 2.67% in 1995 and net charge-offs declined to a seven year low of $6.6 million. Coverage for possible future loan losses, as measured by the ratio of the allowance for possible loans losses to non-performing loans, improved by 208 basis points to 63.79% at September 30, 1996 from 61.71% at September 30, 1995, although the level of the allowance for possible loan losses declined to $33.9 million at September 30, 1996 from $34.4 million at September 30, 1995.

NON-INTEREST INCOME. Non-interest income increased by $11.7 million, or 40.20%, to $40.8 million in 1996 from $29.1 million in 1995. Contributing to the improvement were increases in total fees and other income of $2.3 million, net gains on sale activity of $6.7 million and the net gain on investment in real estate and premises of $2.7 million. Total fees and other income increased by $2.3 million, or 9.05%, to $28.3 million in 1996 from $26.0 million in 1995 primarily due to improvements in loan fees and service charges, loan servicing fees and income from insurance and securities commissions. Loan fees and service charges increased by $0.7 million, or 28.99%, to $3.2 million in 1996 from $2.5 million in 1995 primarily reflecting greater mortgage late charges and tax search fees. Loan servicing fee income increased by $1.0 million, or 7.69%, to $13.9 million in 1996 from $12.9 million in 1995. The growth in loan servicing fees reflects the Company's strategy of increasing its mortgage servicing portfolio which grew to $3.7 billion at September 30, 1996 from $2.6 billion at September 30, 1995. Loan service fee income is reported net of the amortization of mortgage servicing rights of $2.7 million and $1.4 million in 1996 and 1995, respectively. See Note 7 of Notes to Consolidated Financial Statements. Income from insurance and securities commissions increased by $0.8 million, or 99.75%, to $1.6 million in 1996 from $0.8 million in 1995 reflecting the Company's expansion of its delivery channels and its change to a new third party provider of financial products and services during 1995. Net gains on sale activity increased by $6.7 million to $8.3 million in 1996 from $1.6 million in 1995. The increase in net gains on sale activity reflects the Company's strategy of periodically realizing profits in the Company's loan, securities available-for-sale and funding portfolios. As interest rates changed during the year, the Company realized profits in the

Long Island Bancorp, Inc. and Subsidiary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Continued)

available-for-sale portfolios which resulted in increased liquidity and improved the Company's ability to take advantage of higher yielding investments as they became available. Net gains from sale activity varies from year to year based on, among other things, the interest rate environment, alternative investment opportunities and the Company's goals in managing its available-for-sale portfolios. Further contributing to the improvement in net gains on sale activity was the write-down during 1995 of $1.8 million stemming from the Company's investment in Nationar, a failed bank service institution.

Net gain on investment in real estate and premises increased by $2.7 million to $4.1 million in 1996 from $1.5 million in 1995 primarily reflecting the disposition of ten non-strategic real estate investment properties. The properties were not necessary to support the Company's core businesses and were mostly the result of various business acquisitions.

NON-INTEREST EXPENSE. Non-interest expense increased by $30.5 million, or 29.67%, to $133.0 million in 1996 from $102.5 million in 1995. The primary factors contributing to the increase were higher federal insurance costs and greater compensation and benefit costs. Federal insurance costs increased by $18.8 million during 1996 as compared with 1995 reflecting Congressional action previously described to resolve disparities that had existed among the deposit insurance funds. Beginning on January 1, 1997, the Company anticipates a reduction in its deposit assessment rate from 23 basis points to 6.4 basis points. Compensation and benefit costs increased by $6.6 million, or 12.69%, to $58.0 million in 1996 from $51.4 million in 1995. The increase in compensation and benefit costs primarily reflects the increase in the price of the Common Stock and its impact on the Company's stock based benefit plans. Stock based benefit plans costs increased to $7.1 million in 1996 from $4.0 million in 1995. Beginning on January 1, 1997, the Company anticipates a reduction in its stock based benefit costs as a result of plan modifications recently adopted. Further contributing to the rise in compensation and benefit costs were normal salary increases, retirement costs related to the retirement of the Company's president and increases resulting from the expansion of our loan production centers.

Office occupancy and equipment costs increased by $2.1 million, or 11.24%, to $20.6 million in 1996 from $18.5 million in 1995 primarily reflecting the Company's continued technological investments to improve its information and communication systems coupled with its recent acquisitions previously described.

Advertising costs increased by $1.2 million, or 26.63%, to $5.9 million in 1996 from $4.7 million in 1995 reflecting the Company's television advertising campaign.

Other G&A costs increased by $1.5 million, or 8.84%, to $18.6 million in 1996 from $17.1 million in 1995. The increase principally reflects greater costs stemming from increased loan volume and the expansion of the Company's mortgage business in the mid-Atlantic states.

PROVISION FOR INCOME TAXES. The provision for income tax expense declined by $6.1 million, or 20.53%, to $23.8 million in 1996 from $29.9 million in 1995, primarily reflecting a lower level of taxable income in 1996. The effective tax rate increased to 42.40% in 1996 from 40.72% in 1995 principally as a result of the limitations placed on the tax deductibility of ESOP contributions that arise from increases in the price of the Common Stock.

--------------------------------------------------------------------------------
Comparison of Operating Results
for the Fiscal Years Ended September 30, 1995 and 1994

GENERAL. The Company realized net income of $43.5 million in fiscal 1995. For the year ended September 30, 1994, the Company realized net income of $30.9 million prior to the benefit of the changes in accounting principles of $8.6 million. The 1995 increase was principally attributable to an increase in net interest income of $11.2 million, a reduction in the provision for possible loan losses of $5.5 million, an increase in total non-interest income of $6.2 million and a reduction in the loss on real estate owned of $2.3 million, which were partially offset by increased tax expense of $11.9 million.

INTEREST INCOME. Interest income was $321.2 million in 1995, an increase of $49.0 million, or 18.03%, from $272.2 million in 1994. The increase is primarily attributable to the earnings on the net proceeds from the initial public offering ("IPO") which were invested during the entire 1995 year as compared with only five and one-half months during 1994, the investment of additional borrowed funds during 1995 at a positive interest rate spread and the rising interest rate environment that existed during 1995. The increase in interest rates resulted in a 56 basis point increase in the average yield on interest-earning assets to 7.21% in 1995 from 6.65% in 1994. The funds received from both the IPO and from additional borrowings were invested primarily in real estate loans and MBS's and, as a result, interest income on real estate loans and MBS's constituted approximately 87.31% and 83.38% of total interest income for 1995 and 1994, respectively. Interest income on real estate loans increased by $15.2 million in 1995 from 1994 as a result of an increase in average real estate loans outstanding of $125.7 million coupled with an increase of 31 basis points in the average yield on these loans to 8.13% in 1995 from 7.82% in 1994. Interest income on MBS's increased by $38.3 million in 1995 from 1994 as a result of an increase in average MBS's of $423.9 million coupled with an increase of 63 basis points in the average yield to 6.44% in 1995 from 5.81% in 1994. Interest income on debt and equity securities (including FHLB-NY stock) decreased by $1.4 million, or 5.90%, to $22.4 million in 1995 from $23.8 million in 1994 reflecting a decrease in the average balance outstanding of $90.6 million which was partially offset by an increase of 79 basis points in the average yield to 5.72% in 1995 from 4.93% in 1994. The decline in the average balance reflects the temporary deployment of a portion of the IPO funds in debt and equity securities at September 30, 1994 and the redeployment of these funds into real estate loans and mortgage related investments at September 30, 1995. Interest income on commercial and other loans decreased by a total of $1.5 million, or 8.66%, to $15.8 million in 1995 from $17.3 million in 1994. The decrease resulted principally from a $22.7 million, or 16.12%, decrease in the average balance of these loans partially offset by a 109 basis point increase in the average yield on these loans. Interest income on cash and cash equivalents decreased by $1.5 million, or 37.58%, to $2.6 million in 1995 from $4.1 million in 1994 which reflects a decline of $70.3 million in the average balance partially offset by an increase of 194 basis points in the average yield. The decline in the average balance reflects the temporary deployment of a portion of the IPO funds in cash and cash equivalents at September 30, 1994 and the redeployment of these funds into real estate loans and mortgage related investments at September 30, 1995.

INTEREST EXPENSE. Interest expense was $167.9 million in 1995, an increase of $37.8 million, or 29.05%, from $130.1 million in 1994 primarily reflecting an increase in the average balance of borrowed funds of $282.6 million coupled with rising interest rates which resulted in a 123 basis point increase in the average cost of borrowings. Interest expense on deposits increased as the rise in interest rates contributed to a shift in consumer preference towards certificate accounts and away from core accounts. Overall, interest expense on total deposits increased $19.3 million, or 16.08%, to $139.6 million in 1995 from $120.3 million in 1994 and reflects a 62 basis point increase in the average cost of deposits which was partially offset by an $85.8 million reduction in average deposits outstanding. Although average deposits declined, the ending balance increased by $5.7 million at September 30, 1995 as compared to September 30, 1994 due to deposit inflows that occurred during the last quarter of fiscal 1995. As interest rates rose during 1995, customer preference towards short-term certificate accounts became prevalent and resulted in a decline in the average balance of lower costing core deposits. Interest expense on time deposits increased $30.8 million, or 54.16%, to $87.8 million in 1995 from $57.0 million in 1994 which reflects an increase in the average balance of certificate accounts of $330.4 million, or 25.49%, to $1.6 billion in 1995 from $1.3 billion in 1994. Interest expense on statement savings accounts decreased by $5.3 million, or 20.06%, to $20.9 million in 1995 from $26.2 million in 1994 reflecting lower average balances of $207.1 million partially offset by a 12 basis point increase in the average cost. Interest expense on passbook accounts decreased by $5.3 million, or 19.08%, to $22.4 million in 1995 from $27.7 million in 1994 reflecting lower average balances of $180.2 million coupled with a decrease of 4 basis points in the average cost.

Interest expense on borrowed funds increased by $18.5 million, or 188.00%, to $28.3 million in 1995 from $9.8 million in 1994. This increase reflects the growth in the average balance of borrowed funds of $282.6 million, or 123.76%, to $511.0 million in 1995 from $228.4 million in 1994 coupled with a 123 basis point increase in the average cost to 5.53% in 1995 from 4.30% in 1994. In 1995, interest expense also includes the amortization of premiums paid for interest rate cap agreements in the amount of $0.3 million. No such agreements were in effect during 1994. See Note 15 of Notes to Consolidated Financial Statements.

NET INTEREST INCOME. Net interest income was $153.3 million in 1995, an increase of $11.2 million, or 7.93%, from $142.1 million in 1994. The increase is attributable to an increase in net interest-earning assets of $169.2 million which was partially offset by a decline in the net interest spread of 20 basis points to 3.10% in 1995 from 3.30% in 1994. The reduction in the net interest spread primarily reflects the rise in interest rates that occurred during 1995. While further contributing to the decline in the net interest spread, the use of additional borrowed funds enabled the Bank to increase net interest income. The net interest margin declined slightly to 3.44% in 1995 from 3.47% in 1994 and the ratio of interest-earning assets to interest-bearing liabilities increased to 109.25% in 1995 from 105.36% in 1994.

PROVISION FOR POSSIBLE LOAN LOSSES. The provision for possible loan losses decreased by $5.5 million, or 45.88%, to $6.5 million in 1995 from $12.0 million in 1994. This decrease resulted from management's assessment of the loan portfolio and the level of the Bank's allowance for possible loan losses. In establishing the provision, management also considered the overall decrease in net charge-offs which have declined three consecutive years to $7.8 million in 1995 from $10.2 million and $45.5 million in 1994 and 1993, respectively. In addition, management assessed the local and regional economic and market conditions as well as its continued attention to collection and workout efforts with its borrowers. At September 30, 1995, the allowance for possible loan losses declined marginally to $34.4 million from $35.7 million at September 30, 1994.

Long Island Bancorp, Inc. and Subsidiary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Continued)

NON-INTEREST INCOME. Non-interest income is composed of fee income for bank services, profits from the sale of assets and operating results from investment in real estate and premises. Total fee income increased by $4.3 million, or 19.85%, to $26.0 million in 1995 from $21.7 million in 1994. The increase in fee income was primarily due to increased loan servicing fees of $4.2 million as a result of growth in the Company's loan servicing portfolio coupled with an increase in the realization of fee income from the September 1993 sale of home equity loans. Loan service fee income in 1995 and 1994 is reported net of the amortization of mortgage servicing rights of $1.4 million and $0.6 million, respectively. See Note 7 of Notes to Consolidated Financial Statements. Other fee income increased by $1.0 million, or 36.47%, to $3.9 million in 1995 from $2.9 million in 1994 primarily reflecting the settlement of a $0.9 million claim that had arisen from a prior acquisition. The increases in loan service fee income and other fee income were partially offset by reductions in loan fees and service charges as well as a decline in income from insurance and securities commissions. Loan fees and service charges declined by $0.5 million, or 17.55%, to $2.5 million in 1995 from $3.0 million in 1994 reflecting lower prepayment penalties and origination fees. Income from insurance and securities commissions declined by $0.4 million, or 33.74%, to $0.8 million in 1995 from $1.2 million in 1994 reflecting changes in customer preference away from annuities and securities during the rising interest rate environment that existed during 1995. Income from insurance and securities commissions was further impacted during fiscal 1995 as the Company switched to a new third party provider of financial products and services and realigned the goals of its personnel to further complement the strategic initiatives of the Company. Net gains on sale activity decreased by $0.3 million, or 14.69%, to $1.6 million in 1995 from $1.9 million in 1994. Net gains (losses) from sales activity vary from year to year based on, among other things, the interest rate environment, alternative investment opportunities and the Company's goals in managing its available-for-sale securities portfolio. Included in the net gains (losses) on sale activity during 1995 was a $1.8 million charge-off of the Company's investment in Nationar, which was partially offset by an increase in net gains on the sale of loans and MBS's. Net gain (loss) on investment in real estate and premises increased by $2.2 million to $1.5 million in 1995 from a loss of $0.7 million in 1994. The variance is primarily due to a $1.8 million write-down recorded in 1994 to properly reflect the reduced carrying value of certain real estate that was held for sale.

NON-INTEREST EXPENSE. Non-interest expense was $102.5 million in 1995, a decrease of $1.5 million, or 1.44%, from $104.0 million in 1994. Contributing to the overall decline was a reduction in the net loss on real estate owned which was partially offset by an increase in total G&A expenses. The net loss on real estate owned decreased by $2.3 million, or 55.82%, to a loss of $1.8 million in 1995 from a loss of $4.1 million in 1994. This decrease is principally attributable to the completion of the Bulk Sale of real estate owned that was finalized in the first quarter of fiscal 1994. Total G&A expenses increased by $0.7 million, or 0.76%, to $100.7 million in 1995 from $100.0 million in 1994. Contributing to the rise in G&A expenses were increased advertising expenses of $1.1 million reflecting the expanding marketing efforts in the consumer banking and mortgage businesses through the introduction of programs designed to increase the Company's market presence. Further contributing to the rise in total G&A expenses was an increase in other G&A expenses of $0.8 million, or 5.09%, to $17.1 million in 1995 from $16.3 million in 1994 which primarily reflects the additional operational costs stemming from the acquisitions of Entrust Financial Corporation ("Entrust") and Developer's Mortgage Corporation ("Developer's"). Entrust and Developer's also contributed to the rise in office occupancy and equipment expense which increased by $0.6 million, or 3.49%, to $18.5 million in 1995 from $17.9 million in 1994. Partially offsetting the increase in total G&A expenses were reductions in federal insurance premiums and compensation and benefit costs. Federal insurance premiums declined by $1.1 million, or 11.45%, reflecting the Company's success in reducing its SAIF assessment rate during 1995. Compensation and benefit costs decreased by $0.7 million, or 1.29%, to $51.4 million in 1995 from $52.1 million in 1994 primarily reflecting lower pension and insurance expenses of $3.5 million in fiscal 1995 which were partially offset by an increase in ESOP and MRP amortization of $2.6 million and costs associated with Entrust and Developer's of approximately $0.6 million.

PROVISION FOR INCOME TAXES. Income tax expense was $29.9 million in 1995, an increase of $11.9 million, or 65.67%, from $18.0 million in 1994 primarily reflecting a higher level of taxable income in 1995. In addition, the effective tax rate increased to 40.72% in 1995 from 36.88% in 1994 principally as a result of the partial reversal of the deferred tax valuation allowance in 1995 of $0.5 million as compared to $2.1 million in 1994.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE. Effective October 1, 1993, the Company adopted SFAS 109. SFAS 109 requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recorded to recognize the estimated future tax consequences of the differences between the tax basis and financial reporting basis of the Company's assets and liabilities. SFAS 109 requires the Company to take into account the effect of changes in tax laws and rates on recorded assets and liabilities in the year of enactment. While SFAS 109 allows for the recognition of deferred tax assets for future deductible amounts, it also requires the establishment of a valuation reserve to reduce deferred tax assets if it is "more likely than not" that the related tax benefits will not be realized. The adoption of SFAS 109 was recorded as a cumulative effect of change in accounting and resulted in a credit to earnings of $19.4 million and an offsetting adjustment to the Company's net deferred tax account.

Effective October 1,1993, the Bank adopted SFAS 106. SFAS 106 changes the common practice of accounting for non-pension postretirement benefits on a cash basis to the recognition, on an accrual basis, of the expected cost of providing such benefits to the employee and related beneficiaries and covered dependents during the years that the employee provides services to the employer. The adoption of SFAS 106 resulted in a cumulative charge to earnings of $10.7 million.

------------------------------------------------------------------------------
Impact of Inflation and
Changing Prices

The consolidated financial statements have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

------------------------------------------------------------------------------
Impact of New
Accounting Standards

In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 is effective for fiscal years beginning after December 15, 1995 and establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss should be recognized. This statement requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell, except for assets that are covered by Accounting Principle Board Opinion No. 3, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company does not currently expect SFAS 121 to have a significant effect on its financial statements.

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123 applies to all transactions in which an entity acquires goods or services by issuing equity instruments or by incurring liabilities where the payment amounts are based on the entity's common stock price, except for employee stock ownership plans. SFAS 123 covers transactions with employees and non-employees and is applicable to both public and non-public entities.

SFAS 123 establishes a new method of accounting for stock-based compensation arrangements with employees. The new method is a fair value based method rather than the intrinsic value based method that is contained in Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." SFAS 123 does not require an entity to adopt the new fair value based method for purposes of preparing its basic financial statements. Entities are allowed (i) to continue to use the APB 25 method or (ii) to adopt the SFAS 123 fair value based method. SFAS 123 fair value based method is considered by the FASB to be preferable to the APB 25 method, and thus, once the fair value based method is adopted, an entity cannot change back to the APB 25 method. Also, the selected method applies to all of an entity's compensation plans and transactions. For entities not adopting the SFAS 123 fair value based method, SFAS 123 requires the entity to display in the footnotes to the financial statements pro forma net income and earnings per share information as if the fair value based method had been adopted.

The accounting requirements of SFAS 123 are effective for transactions entered into in fiscal years that begin after December 15, 1995, though they may be adopted on issuance. The disclosure requirements are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which SFAS 123 is initially adopted for recognizing compensation cost. Pro forma disclosures required for entities that elect to continue to measure compensation cost using the APB 25 method must include the effects of all awards granted in fiscal years that begin after December 15, 1994. Pro forma disclosures for awards granted in the first fiscal year beginning after December 15, 1994, need not be included in financial statements for that fiscal year but should be presented subsequently whenever financial statements for that fiscal year are presented for comparative purposes with financial statements for a later fiscal year. The Company does not currently expect SFAS 123 to have a significant effect on its financial statements.

Long Island Bancorp, Inc. and Subsidiary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Continued)

In June 1996, the FASB issued Statement of Financial Accounting No. 125 ("SFAS 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes the financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement supersedes Statement of Financial Accounting Standards No. 76, "Extinguishment of Debt," and No. 77, "Reporting by Transferors for Transfers of Receivable with Recourse," and SFAS 122 and amends SFAS 115 and Statement of Financial Accounting Standards No. 65, "Accounting for Certain Mortgage Banking Activities."

The provisions of SFAS 125 are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. Earlier or retroactive application is not permitted. The Company is currently in the process of reviewing the effects of SFAS 125.

------------------------------------------------------------------------------

Recent Federal and
New York State Bad
Debt Deduction
Legislation

Under Section 593 of the Internal Revenue Code of 1986 as amended ("Code"), prior to January 1, 1996 thrift institutions such as the Bank which met certain definitional tests primarily relating to their assets and the nature of their business, were permitted to establish a tax reserve for bad debts. Such thrift institutions were also permitted to make annual additions to the reserve to be deducted in arriving at their taxable income within specified limitations. The Bank's deduction was computed using an amount based on the Bank's actual loss experience ("experience method"), or a percentage equal to 8% of the Bank's taxable income ("PTI method"). Similar deductions for additions to the Bank's bad debt reserve were also permitted under the New York State Bank Franchise Tax and the New York City Banking Corporation Tax; however, for purposes of these taxes, the effective allowable percentage under the PTI method was 32% rather than 8%. See Note 17 of Notes to Consolidated Financial Statements.

Under the Small Business Job Protection Act of 1996 ("1996 Act"), signed into law in August, 1996, Section 593 of the Code was amended. The Bank will be unable to make additions to the tax bad debt reserves but will be permitted to deduct bad debts as they occur. Additionally, the 1996 Act required institutions to recapture (that is, include in taxable income) the excess of the balance of its bad debt reserves as of December 31, 1995 over the balance of such reserves as of December 31, 1987 ("base year"). The Bank's tax bad debt reserves at December 31, 1995 exceeded its base year reserves by $2.7 million which will be recaptured into taxable income ratably over a six year period. If certain requirements are met the recapture may be deferred for up to two years. The base year reserves will be subject to recapture, and the Bank could be required to recognize a tax liability if (i) the Bank fails to qualify as a "bank" for Federal income tax purposes; (ii) certain distributions are made with respect to the stock of the Bank; (iii) the use by the Bank of bad debt reserves for any purpose other than to absorb bad debt losses; and (iv) there is a change in Federal tax law. Management is not aware of the occurrence of any such event.

In response to the Federal legislation, New York State tax law has been amended to prevent the recapture of existing tax bad debt reserves and to allow for the continued use of the PTI method to determine the bad debt deduction in computing New York State tax liability. No such amendments have been made to date with respect to New York City tax law. The Company cannot predict whether such changes will be made or as to the form of the changes.

------------------------------------------------------------------------------
Private Securities
Litigation Reform
Act Safe Harbor
Statement

In addition to historical information, this Annual Report includes certain forward looking statements based on current management expectations. The Company's actual results could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the Bank's loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices. Further description of the risks and uncertainties to the business are included in detail in Item 1, "Business" of the Company's 1996 Form 10-K.

Long Island Bancorp, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(In thousands, except share data)

                                                           September 30,
----------------------------------------------------------------------------
                                                        1996         1995
                                                      --------     --------
ASSETS
Cash and cash equivalents (including interest-earning
  assets of $37,357 and $10,850, respectively)     $   76,348   $   67,410
Investment in debt and equity securities, net:
  Held-to-maturity, net (estimated fair value of
  $0 and $55,871, respectively)                            --       55,839
  Available-for-sale                                  180,650      233,408
Mortgage-backed securities, net:
  Held-to-maturity (estimated fair value of
  $21,120 and $1,339,014, respectively)                23,096    1,337,903
  Available-for-sale                                1,717,106      938,847
Stock in Federal Home Loan Bank of New York, at cost   40,754       35,132
Loans held for sale, net                               57,969       49,372
Loans receivable held for investment, net:
  Real estate loans, net                            2,921,285    1,900,204
  Commercial loans, net                                 7,810        8,706
  Other loans, net                                    145,654      120,189
                                                   ----------   ----------
  Loans, net                                        3,074,749    2,029,099
  Less allowance for possible loan losses             (33,912)     (34,358)
                                                   ----------   ----------
  Total loans receivable held for investment, net   3,040,837    1,994,741
Mortgage servicing rights, net                         29,687       11,328
Office properties and equipment, net                   89,279       86,239
Accrued interest receivable, net                       32,962       31,752
Real estate owned                                       8,155        8,893
Investment in real estate, net                          2,525       12,286
Prepaid expenses and other assets                      64,423       38,472
                                                   ----------   ----------
Total assets                                       $5,363,791   $4,901,622
                                                   ----------   ----------
                                                   ----------   ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits                                         $3,633,010   $3,573,529
  Official checks outstanding                          49,860       42,812
  Borrowed funds                                      978,023      633,675
  Mortgagors' escrow liabilities                       64,232       71,400
  Accrued expenses and other liabilities              119,572       54,032
                                                   ----------   ----------
Total liabilities                                   4,844,697    4,375,448
Stockholders' equity:
  Preferred stock ($0.01 par value, 5,000,000
  shares authorized; none issued)                          --           --
  Common stock ($0.01 par value, 45,000,000
    shares authorized; 26,816,464 shares issued,
    24,644,157 and 26,076,486 outstanding,
    respectively)                                         268          268
  Additional paid-in capital                          304,027      298,518
  Unallocated Employee Stock Ownership Plan           (19,230)     (21,443)
  Unearned Management Recognition & Retention Plan     (5,551)      (7,071)
  Unrealized gain on securities available-for-sale,
  net of tax                                            6,633        6,947
  Retained income--partially restricted               285,311      264,105
  Treasury stock, at cost (2,172,307 and
  739,978 shares, respectively)                       (52,364)     (15,150)
                                                   ----------   ----------
Total stockholders' equity                            519,094      526,174
                                                   ----------   ----------
Total liabilities and stockholders' equity         $5,363,791   $4,901,622
                                                   ----------   ----------
                                                   ----------   ----------

See accompanying notes to consolidated financial statements.

Long Island Bancorp, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

                                           For the Year Ended September 30,
------------------------------------------------------------------------------
                                               1996          1995        1994
                                             --------      --------    --------
Interest income:
  Real estate loans                         $185,241    $140,268     $125,069
  Commercial loans                               705         984        1,117
  Other loans                                 14,845      14,840       16,208
  Mortgage-backed securities                 134,064     140,173      101,868
  Debt and equity securities                  16,716      24,950       27,895
                                            --------    --------     --------
  Total interest income                      351,571     321,215      272,157
                                            --------    --------     --------
Interest expense:
  Deposits                                   155,830     139,641      120,293
  Borrowed funds                              41,346      28,255        9,811
                                            --------    --------     --------
  Total interest expense                     197,176     167,896      130,104
                                            --------    --------     --------
  Net interest income                        154,395     153,319      142,053
Provision for possible loan losses             6,200       6,470       11,955
                                            --------    --------     --------
  Net interest income after provision
  for possible loan losses                   148,195     146,849      130,098
Non-interest income:
  Fees and other income:
  Loan fees and service charges                3,217       2,494        3,025
  Loan servicing fees                         13,863      12,873        8,725
  Income from insurance and securities
  commissions                                  1,608         805        1,215
  Deposit service fees                         5,937       5,917        5,863
                                            --------    --------     --------
     Total fees income                        24,625      22,089       18,828
Other income                                   3,718       3,903        2,860
                                            --------    --------     --------
     Total fees and other income              28,343      25,992       21,688
                                            --------    --------     --------
  Net gains (losses) on sale activity:
  Net gains on loans and mortgage-backed
  securities                                   7,993       3,562        2,623
  Net gains (losses) on investment in
  debt and equity securities                     340      (1,924)        (703)
                                            --------    --------     --------
     Total net gains on sale activity          8,333       1,638        1,920
  Net gain (loss) on investment in
  real estate and premises                     4,118       1,467         (738)
                                            --------    --------     --------
     Total non-interest income                40,794      29,097       22,870

Non-interest expense:
  General and administrative expense:
  Compensation, payroll taxes and fringe
  benefits                                    57,969      51,443       52,117
  Advertising                                  5,940       4,691        3,552
  Office occupancy and equipment              20,631      18,547       17,922
  Federal insurance premiums                   9,055       8,961       10,120
  Other general and administrative
  expense                                     18,612      17,101       16,272
                                            --------    --------     --------
      Total general and administrative
      expense                                112,207     100,743       99,983
  SAIF special assessment                     18,657          --           --
  Net loss on real estate owned                2,090       1,790        4,052
                                            --------    --------     --------
      Total non-interest expense             132,954     102,533      104,035
                                            --------    --------     --------
Income before income taxes and cumulative
  effect of accounting changes                56,035      73,413       48,933
Provision for income taxes                    23,760      29,897       18,046
                                            --------    --------     --------
Income before cumulative effect of
  accounting changes                          32,275      43,516       30,887
Cumulative effect of changes in
  accounting                                      --          --        8,648
                                            --------    --------     --------
Net income                                  $ 32,275    $ 43,516     $ 39,535
                                            --------    --------     --------
                                            --------    --------     --------
Primary earnings per common share(1)        $   1.33    $   1.73     $   0.70
                                            --------    --------     --------
                                            --------    --------     --------
Fully diluted earnings per common
  share(1)                                  $   1.33    $   1.71     $   0.70
                                            --------    --------     --------
                                            --------    --------     --------

(1) For the year ended September 30, 1994, earnings per share was based upon income earned during the period April 14, 1994 through September 30, 1994.

See accompanying notes to consolidated financial statements.

Long Island Bancorp, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended September 30, 1996, 1995 and 1994
(In thousands, except share data)


                                                          Unallocated   Unearned    Unrealized
                                                           Employee    Management    Gain(Loss)   Retained
                                               Additional   Stock     Recognition  on Securities  Income--
                                        Common  Paid-in   Ownership   & Retention    Available-   Partially   Treasury
                                        Stock   Capital     Plan         Plan        for-Sale     Restricted    Stock    Total
________________________________________________________________________________________________________________________________
Balance at
  September 30, 1993                    $ --  $     --  $    --        $   --         $19,913   $191,717      $    --  $211,630
Net income                                                                                        39,535                 39,535
Net proceeds from common
  stock issued in
  stock conversion                       268   296,583                                                                  296,851
Acquisition of common stock
  by ESOP and MRP                                        (23,805)      (8,927)                                          (32,732)
Allocation/amortization of
  ESOP and MRP stock
  and related tax benefits                         258       712         421                                              1,391
Change in unrealized losses
  on securities available-
  for-sale (net of tax of
  $(17,600))                                                                          (22,966)                          (22,966)
                                        ----   -------   -------      -------         -------    -------      -------   -------
Balance at
  September 30, 1994                     268   296,841   (23,093)      (8,506)         (3,053)   231,252           --   493,709
Net income                                                                                        43,516                 43,516
Allocation/amortization of ESOP
  and MRP stock and related
  tax benefits                                   1,254     1,650       1,435                                              4,339
Change in unrealized gains on
  securities available-for-sale
   (net of tax of $7,600)                                                              10,000                            10,000
Dividends                                                                                         (9,693)                (9,693)
Repurchase of common stock
   (886,000 shares)                                                                                           (17,812)  (17,812)
Exercise of stock options
   (146,022 shares) and related
  tax benefits                                     423                                              (970)      2,662      2,115
                                        ----   -------   -------      -------         -------    -------      -------   -------
Balance at
  September 30, 1995                     268   298,518   (21,443)      (7,071)          6,947    264,105      (15,150)  526,174
Net income                                                                                        32,275                 32,275
Allocation/amortization of ESOP
  and MRP stock and related
  tax benefits                                   4,358     2,213        1,520                                             8,091
Change in unrealized gains on
  securities available-for-sale
   (net of tax of $5,300)                                                              (7,048)                           (7,048)
Dividends                                                                                         (9,171)                (9,171)
Repurchase of common stock
   (1,611,554 shares)                                                                                         (42,043)  (42,043)
Exercise of stock options
   (179,225 shares) and related
  tax benefits                                   1,151                                            (1,898)      4,829      4,082
Net unrealized gain on securities
  reclassified as available-for-sale
   (net of tax of $5,103)                                                               6,734                             6,734
                                        ----  --------  --------      -------        --------   --------     --------  --------
Balance at
  September 30, 1996                    $268  $304,027  $(19,230)     $(5,551)       $  6,633   $285,311     $(52,364) $519,094
                                        ----  --------  --------      -------        --------   --------     --------  --------
                                        ----  --------  --------      -------        --------   --------     --------  --------

See accompanying notes to consolidated financial statements.

Long Island Bancorp, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)


                                                          For the Year Ended September 30,
___________________________________________________________________________________________


                                                    1996           1995            1994
                                                 ----------     ---------      ----------
Operating activities:
  Net income                                    $    32,275     $  43,516      $   39,535
  Adjustments to reconcile net income to net
  cash provided by operating activities:
  Provision for possible loan losses                  6,200         6,470          11,955
Write-off of real estate owned and investment
in real estate                                          490           581           2,633
  Gains on sale of real estate owned, net              (334)         (484)           (584)
  Depreciation and amortization                      10,988         8,352           6,487
  Capitalized mortgage servicing rights, net         (5,900)       (1,969)             --
  Amortization of premiums, net of accretion of
     discounts-debt, equity and mortgage-backed
     securities                                       1,909          (972)         (1,147)
  Amortization of premiums, net of accretion of
     discounts-purchase accounting                      227        (1,550)         (1,822)
  Employee Stock Ownership Plan/Management
  Recognition & Retention Plan expense                7,331         4,130           1,391
  Cumulative effect of changes in accounting             --            --          (8,648)
  Gains on sales of loans and mortgage-backed
     securities, net                                 (7,993)       (3,562)         (2,623)
  Originations of loans held-for-sale, net of
     proceeds from sales                             (2,448)      (40,054)        143,082
  (Gains) losses on sales of debt and equity
     securities, net                                   (291)           46             703
  Provision for (gain) loss on investment in debt
     and equity securities                              (49)        1,878              --
  Increase in accrued interest receivable            (1,210)       (4,206)         (1,254)
  Increase in accrued and other liabilities          65,540        10,510          11,766
  Increase in official checks outstanding             7,048        17,932             151
  Increase in prepaids and other assets             (13,974)       (2,764)        (11,984)
  Net (decrease) increase in unearned income         (7,927)       (1,669)          2,051
                                                 ----------     ---------      ----------
     Net cash provided by operating activities       91,882       36,185          191,692
                                                 ----------     ---------      ----------
Investing activities:
  Proceeds from sales of debt and equity
     securities, available-for-sale                 139,099        48,836         117,414
  Proceeds from sales of mortgage-backed
     securities, available-for-sale                 485,195       286,674         696,830
  Proceeds from maturities of and principal
     payments on debt and equity securities         411,319       972,775       1,828,066
  Proceeds from redemption of Federal Home Loan
     Bank stock                                          --            --          11,697
  Principal payments on mortgage-backed securities  566,421       360,416         404,860
  Purchases of debt and equity securities,
     available-for-sale                            (441,359)     (861,877)     (1,951,159)
  Purchases of debt and equity securities,
     held-to-maturity                                    --        (7,128)        (78,288)
  Purchases of Federal Home Loan Bank stock          (5,622)       (4,372)             --
  Purchases of mortgage-backed securities,
     available-for-sale                            (154,185)     (341,831)       (865,353)
  Purchases of mortgage-backed securities,
     held-to-maturity                                    --      (365,103)       (939,600)
  Originations and purchases of loans held-for-
     investment, net of principal payments       (1,413,321)     (521,512)        101,959
  Proceeds from sale of real estate owned,
     office properties and equipment                 12,964        10,439          32,038
  Purchases of office properties and equipment      (15,023)      (12,562)         (5,534)
  Purchase of mortgage servicing rights             (15,159)      (10,071)           (444)
                                                 ----------     ---------      ----------
     Net cash used by investing activities         (429,671)     (445,316)       (647,514)
                                                 ----------     ---------      ----------
Financing activities:
  Net decrease in demand deposits, NOW
     accounts and savings accounts                  (58,718)     (444,864)       (158,968)
  Net (decrease) increase in mortgagors' escrow
     accounts                                        (7,168)       10,211             673
  Net increase in certificates of deposit           118,199       450,578         109,175
  Costs to repurchase common stock                  (42,043)      (17,812)             --
  Proceeds from the exercise of stock options         2,070         1,677              --
  Cash dividends paid on common stock                (9,961)       (7,892)             --
  Net (decrease) increase in short-term
     borrowings                                    (277,461)      (60,022)        130,522
  Net increase in long-term borrowings              621,809       368,675         150,000
  Net funds received for subscription of Long
     Island Bancorp Inc. common stock                    --            --         264,220
                                                 ----------     ---------      ----------
     Net cash provided by financing activities      346,727      300,551          495,622
                                                 ----------     ---------      ----------
     Increase (decrease) in cash and cash
     equivalents                                      8,938      (108,580)         39,800
  Cash and cash equivalents at the beginning
     of the year                                     67,410       175,990         136,190
                                                 ----------     ---------      ----------
  Cash and cash equivalents at the end of the
     year                                        $   76,348     $  67,410      $  175,990
                                                 ----------     ---------      ----------
                                                 ----------     ---------      ----------
Supplemental disclosures of cash flow information:
  Cash paid during the years for:
     Interest on deposits and borrowed funds     $  195,089   $  164,239       $  127,772
                                                 ----------     ---------      ----------
                                                 ----------     ---------      ----------
     Income taxes                                $   27,465    $  20,245       $   10,150
                                                 ----------     ---------      ----------
                                                 ----------     ---------      ----------
  Non-cash investing activities:
     Additions to real estate owned, net         $   10,001    $  10,312      $    12,699
                                                 ----------     ---------      ----------
                                                 ----------     ---------      ----------
     Securitization of loans                     $  358,786   $  143,679       $       --
                                                 ----------     ---------      ----------
                                                 ----------     ---------      ----------
     SFAS 115 Transfer                           $1,307,472     $     --       $       --
                                                 ----------     ---------      ----------
                                                 ----------     ---------      ----------

See accompanying notes to consolidated financial statements.

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1996, 1995 and 1994



(1)
BASIS OF
PRESENTATION AND
SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES


BASIS OF PRESENTATION. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") and include the accounts of Long Island Bancorp, Inc. ("Holding Company") and its direct wholly-owned subsidiary The Long Island Savings Bank, FSB ("Bank"). While the following footnotes include the collective results of the Holding Company and the Bank (collectively "Company"), these footnotes primarily reflect the Bank's activities. All significant intercompany accounts and transactions have been eliminated.

As more fully described in Note 2, the Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank ("Conversion") during the fiscal year ended September 30, 1994. The Holding Company was organized for the purpose of acquiring all of the capital stock of the Bank pursuant to the Conversion, and is subject to the financial reporting requirements of the Securities Exchange Act of 1934, as amended.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of each consolidated statement of financial condition and the related consolidated statement of operations for the year then ended. Actual results could differ from those estimates.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

CASH AND CASH EQUIVALENTS. For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and short-term loans to commercial banks with original terms to maturity of less than three months.

DEBT, EQUITY AND MORTGAGE-BACKED SECURITIES. In accordance with Statement of Financial Accounting Standards No. 115 ("SFAS 115") "Accounting for Certain Investments in Debt and Equity Securities", the Company is required to classify and report debt, readily-marketable equity, and mortgage-backed securities ("MBS's") in one of the following categories: (i) "held-to-maturity" (management has a positive intent and ability to hold to maturity) which are to be reported at amortized cost, adjusted in the case of debt securities for the amortization of premiums and accretions of discounts; (ii) "trading" (held for current resale) which are to be reported at fair value, with unrealized gains and losses included in earnings; and (iii) "available-for-sale" (all other debt and equity securities and MBS's) which are to be reported at fair value, with unrealized gains and losses excluded from earnings and reported net of tax as a separate component of stockholders' equity.

Effective November 1995, the Financial Accounting Standards Board ("FASB") issued a Special Report on SFAS 115 providing a one-time reassessment that allowed entities, concurrent with the initial adoption of the implementation guidance but no later than December 31, 1995, to reassess the appropriateness of the classifications of all securities held at that time. The reassessment of the Company's portfolio resulted in MBS's and debt securities in the amounts of $1.2 billion and $78.6 million, respectively, previously classified as held-to-maturity, to be classified as available-for-sale, and resulted in an increase of $6.7 million, net of tax, to stockholders' equity.


Premiums and discounts on debt securities and MBS's are amortized to expense and accreted to income over the estimated life of the respective security using the level-yield method. Gains and losses on the sales of securities are recognized on realization.

REAL ESTATE AND OTHER LOANS. Purchased loans are recorded at cost. Related premiums or discounts are amortized to expense or accreted to income primarily using the level-yield method over the estimated life of the loans.
Discounts on other loans are accreted to income over the term of the loans primarily using the simple-interest method of accounting which calculates interest income based upon the outstanding loan balance.

Accrual of interest on potential problem loans is excluded from income primarily after a delinquency of 90 days or when, in the opinion of management, such suspension is warranted.

Loans held for sale are carried at the aggregate lower of cost or market value.

In May 1993, Statement of Financial Accounting Standards No. 114 ("SFAS 114"), "Accounting by Creditors for Impairment of a Loan" was issued. The statement is effective for financial statements for fiscal years beginning after December 15, 1994. According to SFAS 114, impairment is measured based upon the present value of expected future cash flows or fair value of the loan's collateral. In October 1994, Statement of Financial Accounting Standards No. 118 ("SFAS 118"), "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures" was issued. SFAS 118 is also effective for fiscal years beginning after December 15, 1994 and amends SFAS 114 to allow a creditor to use existing methods for recognizing interest income on an impaired loan. This statement also amends the disclosure requirements of SFAS 114 to require information about the recorded investment in certain impaired loans and about how a creditor recognizes interest income related to those impaired loans. The Company's adoption of SFAS 114 and SFAS 118 on October 1, 1995 did not have a material impact on its financial condition or results of operations because consumer residential mortgages and installment loans are generally excluded from the scope of the statements.

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1996, 1995 and 1994
(Continued)

In May 1995, Statement of Financial Accounting Standards No. 122 ("SFAS 122"), "Accounting for Mortgage Servicing Rights" was issued. SFAS 122 is effective for fiscal years beginning after December 15, 1995. The statement amends Statement of Financial Accounting Standards No. 65 ("SFAS 65"), "Accounting for Certain Mortgage Banking Activities," to require that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, however acquired. For mortgage servicing rights ("MSR's") that are created through the origination of mortgage loans, and where the loans are subsequently sold or securitized with servicing rights retained, the statement requires that the total cost of the mortgage loans should be allocated to the MSR's and the loans based on their relative fair values. The statement also requires the assessment of capitalized MSR's for impairment to be based on the current fair value of those rights and recognized through a valuation allowance. The Company's adoption of SFAS 122 on July 1, 1995 did not have a material impact on its financial condition or results of operations.

ALLOWANCE FOR POSSIBLE LOAN LOSSES. The allowance for possible loan losses is based on a periodic analysis of the loan portfolio and reflects an amount which, in management's judgment, is adequate to provide for possible loan losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors such as the Company's loan growth, prior loss experience, present and potential risks of the loan portfolio and current economic conditions. Provisions for possible losses on loans are charged to operations. Loans are charged-off against the allowance for possible loan losses when the collectability of loan principal is unlikely. Recoveries of loans previously charged-off are credited to the allowance.

COMMITMENT AND LOAN ORIGINATION FEES. Non-refundable commitment fees and other loan origination fees received for commitments to make or purchase loans are netted against the costs of originating such loans and the net fee is deferred. The deferred amount is accreted into income over the life of the loan using the level-yield method. The direct origination costs subject to deferral are captured in the form of a standard cost on successful loan originations and recorded as reductions to the applicable expense categories. These procedures are in compliance with Statement of Financial Accounting Standards No. 91 ("SFAS 91"), "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

OFFICE PROPERTIES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS. Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line method over the estimated useful lives of the assets. Estimated lives vary from 20 to 50 years on buildings and 3 to 25 years on furniture and fixtures. Leasehold improvements are stated at cost less accumulated amortization. Amortization is computed on the straight-line method over the term of the respective lease or the life of the improvement, whichever is shorter.

REAL ESTATE OWNED. Real estate owned ("REO") represents real estate acquired through foreclosure or deed in lieu of foreclosure and is recorded at the lower of cost or market, based on estimated fair value at the time of foreclosure. Thereafter REO is carried at the lower of the new cost basis or fair value less estimated costs to sell in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position 92-3 ("SOP 92-3"), "Accounting for Foreclosed Assets." Cost represents the unpaid loan balance at the acquisition date plus expenses, when appropriate, incurred to bring the property to a saleable condition. Subsequent declines in estimated fair value, certain costs relating to holding the properties, and gains or losses resulting from the disposition of properties are recognized in the current period's operations.

IMPACT OF CHANGES IN ACCOUNTING STANDARDS. In June 1996, Statement of Financial Accounting No. 125 ("SFAS 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. Earlier or retroactive application is not permitted. SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement supersedes Statement of Financial Accounting Standards No. 76, "Extinguishment of Debt," and No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse," and SFAS 122 and amends SFAS 115 and SFAS 65. The Company is currently in the process of reviewing SFAS 125.

FEDERAL INCOME TAXES. The Holding Company files a consolidated Federal income tax return with its subsidiary. The Holding Company also files a combined New York State and New York City tax return with its subsidiary and an annual report with the State of Delaware. In addition, the Bank files tax returns in those states that it maintains lending operations.

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1996, 1995 and 1994
(Continued)

The Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes" effective October 1, 1993. SFAS 109 requires the use of the liability method in accounting for income taxes whereby, among other effects, deferred taxes are provided for all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities, and the effect of tax rate changes are included in income in the period of enactment. This statement changed the Company's method of accounting for income tax expense, since it provided significantly less restrictive criteria for the recognition of deferred tax assets. Deferred tax assets are to be recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards, if, in the opinion of management, it is "more likely than not" that the deferred tax assets will be realized. SFAS 109 requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization.

EMPLOYEE BENEFITS. Effective April 14, 1994, the date of Conversion, the Company adopted the provisions of AICPA Statement of Position 93-6 ("SOP 93-6"), "Employers' Accounting for Employee Stock Ownership Plans." In accordance with SOP 93-6, compensation expense is recorded at an amount equal to the shares allocated by an Employee Stock Ownership Plan ("ESOP") multiplied by the average fair value of the allocated shares during the period. For the years ended September 30, 1996 and 1995, compensation expense attributable to the ESOP was $5.0 million and $2.5 million, respectively. For the period April 14, 1994 to September 30, 1994, compensation expense attributable to the ESOP was $1.0 million.

For earnings per share ("EPS") and other per-share disclosure, ESOP shares that have been committed to be released are considered to be outstanding. ESOP shares that have not been committed to be released are excluded from outstanding shares with respect to calculations of EPS. The Company recognizes compensation expense ratably over the year for the ESOP shares to be allocated each December 31st. The Company accrues the associated employee compensation expense for the ESOP shares on a monthly basis based upon the Company's current estimate of the number of shares expected to be allocated by the ESOP during each calendar year. Additionally, as the ESOP shares are accrued for, they are reported at the average fair value of the shares during the month. The difference between the fair value and the cost of the shares allocated by the ESOP is treated as an adjustment to additional paid-in capital.

The Company adopted Statement of Financial Accounting Standards No. 106 ("SFAS 106"), "Employers' Accounting for Postretirement Benefits Other Than Pensions" effective October 1, 1993. The principal effect of SFAS 106 was to require accruals during the years employees render service to earn postretirement benefits such as health care and life insurance for themselves, their beneficiaries, and covered dependents instead of recognizing an expense when benefits are paid. Upon adopting SFAS 106, the Company recognized its transition obligation as a one-time charge against income in the amount of $10.7 million which is reflected in the fiscal 1994 Consolidated Statements of Operations as a cumulative effect of a change in accounting principle.

In October 1995, Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" was issued. SFAS 123 applies to all transactions in which an entity acquires goods or services by issuing equity instruments or by incurring liabilities where the payment amounts are based on the entity's common stock price, except for employee stock ownership plans. SFAS 123 covers transactions with employees and non-employees and is applicable to both public and non-public entities.

SFAS 123 establishes a new method of accounting for stock-based compensation arrangements with employees. The new method is a fair value based method rather than the intrinsic value based method that is contained in Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." SFAS 123 does not require an entity to adopt the new fair value based method for purposes of preparing its basic financial statements. Entities are allowed (i) to continue to use the APB 25 method or (ii) to adopt the SFAS 123 fair value based method. SFAS 123 fair value based method is considered by the FASB to be preferable to the APB 25 method, and thus, once the fair value based method is adopted, an entity cannot change back to the APB 25 method. Also, the selected method applies to all of an entity's compensation plans and transactions. For entities not adopting the SFAS 123 fair value based method, SFAS 123 requires the entity to display in the footnotes to the financial statements pro forma net income and EPS information as if the fair value based method had been adopted.

The accounting requirements of SFAS 123 are effective for transactions entered into in fiscal years that begin after December 15, 1995, though they may be adopted on issuance. The disclosure requirements are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which SFAS 123 is initially adopted for recognizing compensation cost. Pro forma disclosures required for entities that elect to continue to measure compensation cost using the APB 25 method must include the effects of all awards granted in fiscal years

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1996, 1995 and 1994
(Continued)

that begin after December 15, 1994. Pro forma disclosures for awards granted in the first fiscal year beginning after December 15, 1994 need not be included in financial statements for that fiscal year but should be presented subsequently whenever financial statements for that fiscal year are presented for comparative purposes with financial statements for a later fiscal year. The Company does not currently expect SFAS 123 to have a significant effect on its financial condition and results of operations.

EARNINGS PER SHARE OF COMMON STOCK. Primary EPS is calculated by dividing income by the sum of the weighted average number of shares of Common Stock of the Holding Company ("Common Stock") outstanding and the average number of shares issuable under the Company's stock benefit plans that have a dilutive effect measured under the treasury stock method. Fully diluted EPS is calculated by dividing income by the sum of the weighted average number of shares of Common Stock outstanding and the maximum dilutive effect of shares issuable under the Company's stock benefit plans. The maximum dilutive effect is computed using the period end fair market value of the Company's stock, if it is higher than the average market price during the period used in calculating primary EPS. For the years ended September 30, 1996 and 1995, the total weighted average number of shares of Common Stock outstanding and the weighted average number of shares issuable under the Company's stock benefit plans for the primary EPS calculations were 24,220,480 and 25,088,089 and for the fully diluted EPS calculations were 24,277,013 and 25,446,588, respectively. EPS is not presented for periods prior to the completion of the Conversion (which periods included the cumulative effect of changes in accounting). For the period April 14 through September 30, 1994 the weighted average number of shares of Common Stock considered to be outstanding was 24,390,480 and net income was approximately $17.1 million. The average number of shares issuable under the Company's stock benefit plans was not included in the calculation due to its immaterial dilution of EPS.

INTEREST RATE CAP AGREEMENTS. Premiums paid for interest rate cap agreements are amortized as additional interest expense over the term of the contract. Unamortized premiums are included in Prepaid expenses and other assets in the Consolidated Statements of Financial Condition. Amounts receivable under interest rate cap agreements are reflected as a reduction to interest expense (see Note 15).

OTHER OFF-BALANCE SHEET INSTRUMENTS. In the ordinary course of business the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, standby letters of credit, and commitments to buy and sell loans. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

_______________________________________________________________________________
(2)
CONVERSION TO
STOCK FORM OF
OWNERSHIP

On April 14, 1994, the Holding Company completed the issuance and sale of 26,816,464 shares of Common Stock, at a price of $11.50 per share, through an Initial Public Offering ("IPO") to the Bank's depositors and the Bank's stock benefit plans. Approximately $164.0 million was contributed by the Holding Company to the Bank in exchange for 100% of the shares issued and outstanding of the Bank's common stock. Of the 26,816,464 shares issued, the Bank's ESOP and Management Recognition and Retention Plans ("MRP") purchased 2,070,000 and 776,250 shares, respectively, at $11.50 per share. The Holding Company recorded $296.9 million of net proceeds from this offering and utilized $32.7 million to purchase shares for the ESOP and MRP. The financial position and results of operations of the Holding Company only, as of and for the years ended September 30, 1996 and 1995 and the period from the Conversion through September 30, 1994 are presented in Note 25.

The Conversion was accomplished through amendment of the Bank's Federal charter and the sale of Common Stock in an amount equal to the consolidated pro forma market value of the Holding Company and the Bank after giving effect to the Conversion. A subscription offering of the shares of Common Stock was offered initially to employee benefit plans of the Bank, depositors and to certain other eligible subscribers.

At the time of Conversion, the Bank was required by the Office of Thrift Supervision ("OTS") to establish a liquidation account which will be reduced to the extent that eligible account holders reduce their qualifying deposits. The balance of the liquidation account at September 30, 1996 and 1995 was $77.8 million and $93.5 million, respectively. In the unlikely event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution from the liquidation account. The Bank is not permitted to declare or pay a dividend on or to repurchase any of its capital stock if the effect would be to cause the Bank's regulatory capital to be reduced below the amount required for the liquidation account. Unlike the Bank, the Holding Company is not subject to OTS regulatory restrictions on the declaration or payment of dividends to its stockholders, although the source of such dividends could depend upon dividend payments from the Bank. The Holding Company is subject, however, to the requirements of Delaware law, which generally limit dividends to an amount equal to the excess of its net assets (the amount by which total assets exceed total liabilities) over its stated capital or, if there is no such excess, to its net profits for the current and/or immediately preceding fiscal year.

(3)
BUSINESS
COMBINATIONS


FISCAL 1996. In June 1996, the Company acquired two mortgage origination offices located in Pennsylvania and North Carolina from Fleet Mortgage Company, and in August 1996 the Company acquired First Home Mortgage of Virginia, Inc. ("First Home"). The acquisitions were completed to continue the expansion of the Company's mortgage origination activities. The acquisition of First Home, which did not involve significant tangible assets, was accounted for using the purchase method of accounting and resulted in goodwill at September 30, 1996 of $2.7 million which is being amortized on a straight line basis over 15 years from the date of acquisition. The goodwill is reported as a component of Prepaid expenses and other assets in the Consolidated Statements of Financial Condition and the amortization is reported as a component of Other general and administrative ("G&A") expense in the Consolidated Statements of Operations.

PRIOR TO FISCAL 1996. In November 1994, the Company acquired the $630.0 million conventional servicing portfolio and eleven lending offices of Entrust Financial Corporation ("Entrust") and the retail lending office of Developer's Mortgage Corporation ("Developer's"). The operations of Entrust and Developer's were merged into the Bank and, at September 30, 1996, the recorded investment in MSR's stemming from these acquisitions was $6.3 million. The acquisitions were designed to expand the Company's mortgage production capabilities by extending its lending area to include Pennsylvania, Delaware, Maryland, Virginia and Georgia. The acquisitions, which did not involve significant tangible assets, were accounted for using the purchase method of accounting and resulted in goodwill at September 30, 1996 and 1995 of $2.6 million and $2.8 million, respectively, which is being amortized on a straight line basis over 15 years from the date of acquisition. The goodwill is reported as a component of Prepaid expenses and other assets in the Consolidated Statements of Financial Condition and the amortization is reported as a component of Other G&A expense in the Consolidated Statements of Operations.

On April 29, 1986, with the assistance of the Federal Savings and Loan Insurance Corporation ("FSLIC"), The Long Island Savings Bank, FSB ("Syosset") acquired Flushing Federal Savings and Loan Association ("Flushing Federal"). Flushing Federal operated eight branches located in Queens, Nassau and Suffolk Counties.

On August 17, 1983, Syosset acquired all the outstanding stock of The Long Island Savings Bank of Centereach FSB ("Centereach"), formerly Suffolk County Federal Savings and Loan Association pursuant to an assistance agreement with the FSLIC ("Assistance Agreement"). Centereach operated thirty-six branches located primarily in Nassau and Suffolk Counties.

The aforementioned acquisitions were accounted for as purchases. Under the purchase method of accounting, all assets and liabilities acquired were adjusted to their estimated fair value as of the date of acquisition and the resultant discounts or premiums were being accreted or amortized to income over the expected economic life of the related asset or liability, using the level-yield method. The excess of cost over the fair value of net assets acquired for the transactions totalled approximately $625.4 million and $31.4 million for Centereach and Flushing Federal, respectively. These amounts were being amortized in accordance with GAAP over 40 and 25 years, respectively. In connection with the 1993 merger discussed below the Company reviewed its accounting policies and procedures. Based on this review and in light of government action (see Note 4), the Company decided to revise its past accounting practices relating to the amortization of goodwill to match the amortization period of Centereach's goodwill with the average life of the interest-earning assets acquired, in accordance with Statement of Financial Accounting Standards No. 72 ("SFAS 72"), "Accounting for Certain Acquisitions of Banking or Thrift Institutions." The principal effect of adopting SFAS 72 effective October 1, 1992 was to reallocate the amortization of Centereach's goodwill so that a greater portion of such goodwill cost was amortized in earlier years.

On September 3, 1993, with the approval of its primary regulator, the OTS, Syosset was merged into Centereach and its name was simultaneously changed to The Long Island Savings Bank, FSB. This voluntary merger was the result of the need to achieve compliance with current regulatory capital standards which, as construed by OTS, do not permit the inclusion of goodwill in calculating capital. The merger of Syosset and Centereach also involved an approximately $1.0 billion reduction in asset size from the sale of ten branches ("Deposit Sale Transaction") with approximately $836.3 million in deposit liabilities and certain assets. The Deposit Sale Transaction, which closed on September 3, 1993, resulted in a net gain of approximately $6.6 million. As a result of the significant restructuring activities which occurred during fiscal 1993, principally the downsizing of the Company through branch deposit and asset sales, which included branch deposits and assets acquired in previous business combinations, the merger of Syosset and Centereach, as well as prior year sales of branch deposits and assets acquired in the previous business combinations, management determined that the value of the remaining goodwill was substantially diminished. Accordingly, in the fourth quarter of fiscal 1993, the remaining goodwill balance was written-off. The elimination of goodwill from the Company's financial statements is without prejudice to the Company's lawsuit against the government (see Note 4).

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1996, 1995 and 1994
(Continued)

_______________________________________________________________________________

(4)
REGULATORY
MATTERS--
THE BANK

The Financial Institutions Reform, Recovery and Enforcement Act ("FIRREA") of 1989 imposed more stringent capital requirements upon the Bank than those previously in effect. These capital regulations contain provisions for capital standards that require the Bank to have minimum regulatory tangible capital equal to 1.5% of total assets and a minimum 3% leverage capital ratio. The ability to include qualifying supervisory goodwill for purposes of the leverage capital ratio requirement was phased out on January 1, 1995. Additionally, the Bank is required to meet a risk-based capital requirement. The risk-based capital rule requires that core capital plus supplementary capital equal 8%. The capital standards are also required to be no less stringent than standards applicable to national banks. In that regard, the Federal regulatory agencies and the OTS periodically propose modifications to applicable capital standards which, if adopted, could impact the Bank's capital requirements.

At September 30, 1992 the Bank reported to OTS as two separate entities. On a stand-alone basis, Syosset exceeded the capital requirements of FIRREA at September 30, 1992. However, Centereach, then a wholly-owned subsidiary of Syosset, did not meet any of the three required FIRREA capital ratios, as interpreted by OTS, and had negative tangible capital, as defined in the regulations, of approximately $109.2 million at September 30, 1992 (unaudited). Centereach submitted a Capital Plan ("Capital Plan") to the OTS, which the agency approved, that outlined steps Centereach could take to attain the levels of regulatory capital required by the government and not withstanding government action described below. Failure to meet the capital requirements of FIRREA and the interim capital targets included in its Capital Plan exposed Centereach to possible regulatory sanctions. In response to the need to comply with capital standards and to avoid possible regulatory sanctions, the Bank completed the merger discussed in Note 3. A merger or similar transaction by Centereach was required by the timetable of, and specifically contemplated in, the Capital Plan. At September 30, 1993 the newly merged The Long Island Savings Bank, FSB exceeded the three required FIRREA capital ratios and the OTS terminated the Capital Plan. There is no supervisory goodwill remaining on the Bank's books.

The mandated exclusion from regulatory capital of supervisory goodwill on the books of Centereach was the reason for its inability to meet the FIRREA capital standards. The inclusion of goodwill as an asset to be amortized over forty years for regulatory purposes was specified in the Assistance Agreement related to the acquisition. On August 15, 1989, the Bank filed suit against the United States seeking damages and/or other appropriate relief on the grounds, among others, that the government had breached the terms of the Assistance Agreement. The Assistance Agreement, among other things, provided for the inclusion of supervisory goodwill as an asset on Centereach's balance sheet to be included in capital and amortized over 40 years for regulatory purposes. The suit is pending before Chief Judge Loren Smith in the United States Court of Federal Claims and is entitled The Long Island Savings Bank, FSB et al. vs the United States. The case had been stayed pending disposition by the United States Supreme Court of three related supervisory goodwill cases (the Winstar cases). On July 1, 1996 the Supreme Court ruled in the Winstar cases the government had breached its contracts with the Winstar parties and was liable in damages for those breaches.

On September 18, 1996 Judge Smith issued an Omnibus Management Order ("Case Management Order") applicable to all Winstar-related cases. The Case Management Order addresses certain timing and procedural matters with respect to the administration of the Winstar-related cases, including organization of the parties, initial discovery, initial determinations regarding liability and the resolution of certain common issues. The Case Management Order provides that the parties will attempt to agree upon a Master Litigation Plan, which may be in phases, to govern all further proceedings, including the resolution of common issues (other than common issues covered by the Case Management Order), dispositive motions, trials, discovery schedules, protocols for depositions, document production, expert witnesses, and other matters.

Subsequent to September 30, 1996 the Bank filed a motion for summary judgment on liability. Pursuant to the schedule set forth in the Case Management Order, within sixty days of the filing of the motion, the government must file a response with respect to whether a contract exists and whether the government acted inconsistently with the contract. Within 120 days of filing of the motion, the government must set forth any defenses it knows or has reason to know that relate to these two issues.

In its complaint, the Bank did not specify the amount of damages it was seeking from the United States. There have been no decisions determining damages in the Winstar cases or any of the Winstar-related cases. The Bank is unable to predict the outcome of its claim against the United States and the amount of damages that may be awarded to the Bank, if any, in the event that judgment is rendered in the Bank's favor. Consequently, no assurances can be given as to the results of this claim or the timing of any proceedings in relation thereto.

The Bank is subject to various regulatory capital requirements administered by the banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possible additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action ("PCA"), the Bank must meet specific capital guidelines that involve qualitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes that the Bank meets all capital adequacy requirements to which it is subject as of September 30, 1996.

As of September 30, 1996 the most recent notification from OTS categorized the Bank as "well-capitalized" under the regulatory framework for PCA. An institution is deemed "well-capitalized" if (a) its risk-based capital is 10% or greater, (b) its Tier 1 risk-based capital ratio is 6% or greater, and (c) its leverage ratio is 5% or greater. There are no conditions or events since the notification that management believes have changed the institution's category. Set forth below is a summary of the Bank's compliance with the OTS capital standards as of September 30, 1996.

                                                                Percent of
                                                     Amount      Assets(1)
____________________________________________________________________________
                                                   (Dollars in thousands)
GAAP capital                                       $430,546         8.13%
                                                   --------         -----
                                                   --------         -----
Tangible capital:
  Capital level(2)                                 $416,802         7.84%
  Requirement                                        79,710          1.50
                                                   --------         -----
  Excess                                           $337,092         6.34%
                                                   --------         -----
                                                   --------         -----
Core capital:
  Capital level(2)                                 $416,802         7.84%
  Requirement                                       159,419          3.00
                                                   --------         -----
  Excess                                           $257,383         4.84%
                                                   --------         -----
                                                   --------         -----
Risk-based capital:
  Capital level(3)                                 $450,714        16.48%
  Requirement                                       218,808          8.00
                                                   --------         -----
  Excess                                           $231,906         8.48%
                                                   --------         -----
                                                   --------         -----

(1) Capital levels are shown as a percentage of the Bank's total adjusted assets, as computed under GAAP. Tangible and core capital levels are shown as a percentage of the Bank's total adjusted assets, as computed based on regulatory guidelines. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(2) Represents GAAP capital excluding the effect of SFAS 115, goodwill and MSR's limitations.
(3) The difference between GAAP capital and regulatory risk-based capital level represents the exclusion of the effect of SFAS 115 and goodwill and an addition for a portion of the general valuation allowance.

_______________________________________________________________________________
(5)
INVESTMENT IN
DEBT AND EQUITY
SECURITIES

     Investment in debt and equity securities available-for-sale at September 30, are as follows:


                                                           1996
_____________________________________________________________________________________
                                           Amortized Unrealized Unrealized Estimated
                                             Cost        Gain      Loss    Fair Value
                                           --------- ---------- ---------- ----------
                                                         (In thousands)
Available-for-sale:
Debt securities:
  U.S. government and agency
     obligations                            $ 13,385      $ -       $ 3     $13,382
  U.S. government and agency
     obligations pledged as collateral        88,021       17     1,933      86,105
  Asset-backed securities (automobile
     loans and leases)                        40,561      140       332      40,369
                                            --------     ----    ------    --------
Total debt securities available-for-sale     141,967      157     2,268     139,856
                                            --------     ----    ------    --------
Equity securities:
  Preferred and common stock                  40,038       --        --      40,038
  Investment in mutual funds                     779       --        23         756
                                            --------     ----    ------    --------
Total equity securities
  available-for-sale                          40,817       --        23      40,794
                                            --------     ----    ------    --------
Total securities available-for-sale         $182,784     $157    $2,291    $180,650
                                            --------     ----    ------    --------
                                            --------     ----    ------    --------

Pursuant to the Special Report on SFAS 115, the Company reassessed the classification of all its securities in December 1995. As a result, the entire debt and equity security portfolio which was previously classified as held-to-maturity was reclassified as available-for-sale.

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1996, 1995 and 1994
(Continued)


                                                              1995
------------------------------------------------------------------------------------------

                                           Amortized  Unrealized   Unrealized   Estimated
                                             Cost         Gain        Loss      Fair Value
                                          ----------  ----------   ----------   ----------
                                                         (In thousands)
Held-to-maturity:
Debt securities:
  U.S. government and agency
     obligations                            $  2,593      $ --       $   --      $  2,593
  U.S. government and agency
     obligations pledged as collateral         7,393        31           26         7,398
  Asset-backed securities (automobile
     loans and leases)                        45,853       134          107        45,880
                                            --------      ----       ------      --------
Total debt securities held-to-maturity      $ 55,839      $165       $  133      $ 55,871
                                            --------      ----       ------      --------
                                            --------      ----       ------      --------
Available-for-sale:
Debt securities:
  U.S. government and agency
     obligations                            $ 63,852      $  5       $  192      $ 63,665
  Asset-backed securities (automobile
     loans and leases)                       129,391       638        1,040       128,989
                                            --------      ----       ------      --------
Total debt securities available-for-sale     193,243       643        1,232       192,654
                                            --------      ----       ------      --------
Equity securities:
  Preferred and common stock                  40,038        --           --        40,038
  Investment in mutual funds                     729        --           13           716
                                            --------      ----       ------      --------
Total equity securities available-for-sale    40,767        --           13        40,754
                                            --------      ----       ------      --------
Total securities available-for-sale         $234,010      $643       $1,245      $233,408
                                            --------      ----       ------      --------
                                            --------      ----       ------      --------

Sales of debt and equity securities from the available-for-sale portfolio during the years ended September 30, are summarized as follows:


                                     1996           1995            1994
--------------------------------------------------------------------------
                                               (In thousands)

Proceeds from sales
  Equity securities                 $ 20,000        $15,245       $     --
  Debt securities                    119,099         33,591        117,414

Gross gains
  Equity securities                       --            230             --
  Debt securities                        380            250            114

Gross losses
  Equity securities                       --             --             --
  Debt securities                         89            526            817


During fiscal 1995, the Company wrote-off its investment in Nationar, a failed bank service institution, in the amount of $1.8 million. In fiscal 1996, the Company recovered $49,000 on its investment in Nationar.

Proceeds from the redemption of FHLB stock amounted to $11.7 million for the fiscal year ended September 30, 1994 and there was no gain or loss recognized on the redemption.

The maturities of the investments in debt securities at September 30, are as follows:


                                                 1996
----------------------------------------------------------------
                                          Available-for-sale
                                        -------------------------
                                                       Estimated
                                         Amortized        Fair
                                          Cost           Value
                                       ----------       ---------
                                            (In thousands)
Within 1 year                            $ 26,584      $ 26,596
After 1 year through 5 years             35,543         35,457
After 5 years through 10 years           74,822         72,891
After 10 years                             5,018         4,912
                                        --------        --------
                                        $141,967        $139,856
                                        --------        --------
                                        --------        --------


                                                                 1995
------------------------------------------------------------------------------------------
                                             Available-for-sale       Held-to-maturity
                                          ------------------------ -----------------------
                                                       Estimated                 Estimated
                                            Amortized     Fair       Amortized    Fair
                                             Cost        Value        Cost         Value
                                            ---------   --------     ---------  ----------
                                                            (In thousands)
Within 1 year                               $ 34,020    $ 34,025     $    --    $    --
After 1 year through 5 years                 139,721     139,255      55,839     55,871
After 5 years through 10 years                12,876      12,923          --         --
After 10 years                                 6,626       6,451          --         --
                                            --------    --------     -------    -------
                                            $193,243    $192,654     $55,839    $55,871
                                            --------    --------     -------    -------
                                            --------    --------     -------    -------
------------------------------------------------------------------------------------------

(6)
MORTGAGE-BACKED
SECURITIES

MBS's at September 30, are as follows:


                                                                       1996
------------------------------------------------------------------------------------------
                                            Amortized  Unrealized   Unrealized  Estimated
                                             Cost         Gain        Loss      Fair Value
                                            ---------  ----------   ----------  ----------
                                                            (In thousands)
Held-to-maturity:
   Real estate mortgage investment
     conduit                                $  17,017    $    --      $1,976    $   15,041
  Other pass-through certificates               6,079         --          --         6,079
                                            ---------    -------      ------    ----------
Mortgage-backed securities
     held-to-maturity                       $  23,096    $    --      $1,976    $   21,120
                                            ---------    -------      ------    ----------
                                            ---------    -------      ------    ----------

Available-for-sale:
  GNMA pass-through certificates            $   3,582    $    50      $   --    $    3,632
  FHLMC pass-through certificates             367,480      3,651       1,794       369,337
  FNMA pass-through certificates              483,480      4,238       2,022       485,696
  Other pass-through certificates              78,101         92         309        77,884
  GNMA, FHLMC and FNMA securities
     pledged as collateral                    767,263     14,357       1,063       780,557
                                            ---------    -------      ------    ----------
  Gross mortgage-backed securities
     available-for-sale                     1,699,906     22,388       5,188     1,717,106
  Unamortized premium, net                      3,270     (3,270)         --            --
                                            ---------    -------      ------    ----------
Mortgage-backed securities
     available-for-sale, net               $1,703,176    $19,118      $5,188    $1,717,106
                                            ---------    -------      ------    ----------
                                            ---------    -------      ------    ----------

                                                                 1995
------------------------------------------------------------------------------------------
                                           Amortized  Unrealized   Unrealized   Estimated
                                             Cost        Gain         Loss      Fair Value
                                          ----------  ----------   ----------   ----------
                                                            (In thousands)
Held-to-maturity:
  FHLMC pass-through certificates         $  362,646     $ 2,102      $2,511    $  362,237
  FNMA pass-through certificates             353,324       4,417       1,035       356,706
  Real estate mortgage investment conduit     17,693          --          --        17,693
  Other pass-through certificates             62,082          --         153        61,929
  GNMA, FHLMC and FNMA securities
     pledged as collateral                   540,354       3,215       3,120       540,449
                                          ----------     -------      ------    ----------
  Gross mortgage-backed securities
     held-to-maturity                      1,336,099       9,734       6,819     1,339,014
  Unamortized premium, net                     1,804      (1,804)         --            --
                                          ----------     -------      ------    ----------
Mortgage-backed securities
  held-to-maturity, net                   $1,337,903     $ 7,930      $6,819    $1,339,014
                                          ----------     -------      ------    ----------
                                          ----------     -------      ------    ----------
Available-for-sale:
  FHLMC pass-through certificates         $  497,438     $ 9,394      $  461    $  506,371
  FNMA pass-through certificates             274,501       5,360          85       279,776
  Other pass-through certificates              9,892          --         272         9,620
  FHLMC and FNMA securities
     pledged as collateral                   140,072       3,828         820       143,080
                                          ----------     -------      ------    ----------
  Gross mortgage-backed securities
     available-for-sale                      921,903      18,582       1,638       938,847
  Unamortized premium, net                     4,120      (4,120)         --            --
                                          ----------     -------      ------    ----------
Mortgage-backed securities
     available-for-sale, net              $  926,023     $14,462      $1,638    $  938,847
                                          ----------     -------      ------    ----------
                                          ----------     -------      ------    ----------

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1996, 1995 and 1994
(Continued)

Sales of MBS's from the available-for-sale portfolio during the years ended September 30, are summarized as follows:


                                                     1996           1995        1994
----------------------------------------------------------------------------------------
                                                              (In thousands)
Proceeds from sales                              $485,195       $286,674    $696,830
Gross gains                                         6,931          2,343       4,012
Gross losses                                        1,232             35       2,101

----------------------------------------------------------------------------------------


(7)
LOANS HELD FOR
SALE AND LOANS RECEIVABLE HELD
FOR INVESTMENT

Loans held for sale as of September 30, are summarized as follows:


                                                     1996           1995
--------------------------------------------------------------------------
                                                       (In thousands)
Real estate loans:
  One-to-four family loans                        $57,812        $47,831
  Co-operative apartment loans                         49          1,511
                                                  -------        -------
                                                   57,861         49,342
Student loans                                         108             30
                                                  -------        -------
  Total loans held for sale                       $57,969        $49,372
                                                  -------        -------
                                                  -------        -------


The Bank originates most fixed rate loans for immediate sale to FNMA, FHLMC or other investors. Generally, the sale of such loans is arranged at the time the loan application is received through best effort commitments (see Note 15). In addition, student loans are sold to the Student Loan Mortgage Association generally before repayment begins during the grace period of the loan.

Loans receivable held for investment as of September 30, are summarized as follows:



                                                               1996          1995
----------------------------------------------------------------------------------------
                                                                 (In thousands)
Real estate loans held for investment, net
  One-to-four family loans                                 $2,670,387     $1,640,121
  Co-operative apartment loans                                114,560        126,912
  Home equity loans                                            18,564         18,115
  Second mortgage loans                                         5,154          6,563
  Multi-family loans                                           34,883         35,708
  Commercial real estate loans                                 69,625         72,393
  Construction loans                                            4,509          3,070
  Land loans                                                    3,221          4,804
                                                           ----------     ----------
                                                            2,920,903      1,907,686
  Deferred loan costs (fees)                                    3,159         (3,253)
  Purchase accounting discount                                 (2,777)        (4,229)
                                                           ----------     ----------
                                                            2,921,285      1,900,204
  Allowance for possible loan losses                          (20,226)       (20,554)
                                                           ----------     ----------
  Real estate loans held for investment, net                2,901,059      1,879,650
                                                           ----------     ----------
Commercial loans receivable, net
  Commercial loans                                              8,206          9,330
  Unearned discount                                              (396)          (624)
                                                           ----------     ----------
                                                                7,810          8,706
  Allowance for possible loan losses                           (3,631)        (3,874)
                                                           ----------     ----------
  Commercial loans receivable, net                              4,179          4,832
                                                           ----------     ----------
Other loans receivable, net
  Property improvement                                          9,028         11,131
  Student                                                       6,976          3,294
  Loans on deposit accounts                                     2,475          2,649
  Consumer                                                     69,575         42,284
  Consumer line of credit                                      55,292         59,746
                                                           ----------     ----------
                                                              143,346        119,104
  Purchase accounting premium                                      50             78
  Deferred costs                                                2,258          1,007
                                                           ----------     ----------
                                                              145,654        120,189
  Allowance for possible loan losses                          (10,055)        (9,930)
                                                           ----------     ----------
  Other loans receivable, net                                 135,599        110,259
                                                           ----------     ----------
Total loans receivable held for investment, net            $3,040,837     $1,994,741
                                                           ----------     ----------
                                                           ----------     ----------

Real estate loans included approximately $2.5 billion and $1.7 billion of adjustable rate mortgage loans at September 30, 1996 and 1995, respectively.

On October 1, 1995, the Company adopted SFAS 114, and SFAS 118, ("Statements"). Under these Statements, a loan is considered impaired when it is probable that the Company, based on current information, will not collect all amounts due, including principal and interest, according to the contractual terms of the loan agreement. Loans exempt from the provisions of these Statements include large groups of smaller-balance homogenous loans that are collectively evaluated for impairment such as one-to-four family real estate loans and consumer loans. Such loans that are modified in a troubled debt restructuring ("TDR"), however, are subject to the provisions of these Statements. A loan is considered a TDR when modifications are made to the original contractual terms of the loan due to the borrower's financial difficulties. Loans that fall within the scope of these Statements must be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's observable market price or, if the loan is collateral dependent, at the fair value of the collateral.

The principal amount of non-performing real estate loans excluding restructured loans aggregated approximately $38.8 million, $38.5 million and $34.7 million at September 30, 1996, 1995 and 1994, respectively. Interest income that would have been recorded if the loans had been performing in accordance with their original terms aggregated $2.9 million, $2.7 million and $3.7 million for the fiscal years ended September 30, 1996, 1995 and 1994, respectively. No interest income was recorded for these loans during the fiscal years ended September 30, 1996, 1995 and 1994. The principal amount of non-performing commercial loans excluding restructured loans aggregated $0.8 million, $0.8 million and $1.5 million at September 30, 1996, 1995 and 1994, respectively.

The principal amount of restructured real estate loans that have not complied with the terms of their restructure agreement for a satisfactory period (generally six months) aggregated approximately $11.4 million, $14.8 million and $15.8 million at September 30, 1996, 1995 and 1994, respectively. Interest income that would have been recorded if the loans had been performing in accordance with their original terms aggregated $0.3 million, $0.3 million and $0.4 million for the fiscal years ended September 30, 1996, 1995 and 1994, respectively. Interest income recorded for these loans amounted to $0.1 million, $0.1 million and $0.2 million for the fiscal years ended September 30, 1996, 1995 and 1994, respectively. Restructured loans that have complied with the terms of their restructure agreement for a satisfactory period (generally six months) and have therefore been returned to performing status aggregated $11.8 million, $12.1 million and $12.8 million as of September 30, 1996, 1995 and 1994, respectively.

The principal amount of restructured commercial loans aggregated $0.5 million, $0.9 million and $1.8 million at September 30, 1996, 1995 and 1994, respectively. Interest income that would have been recorded if the loans had been performing in accordance with their original terms aggregated $43,000, $49,000 and $125,000 for fiscal years ended September 30, 1996, 1995 and 1994, respectively. Interest income recorded for these loans amounted to $29,000, $40,000 and $100,000 for the fiscal years ended September 30, 1996, 1995 and 1994, respectively.

LOAN SERVICING. The Company has entered into various agreements to service loans for others. At September 30, 1996 and 1995, 47,146 loans and 37,848 loans with a total balance of $3.7 billion and $2.6 billion, respectively, were being serviced for others. Of this total balance, the Company has retained participation in loans equal to $10.3 million and $10.2 million at September 30, 1996 and 1995, respectively.

The right to service loans for others is generally obtained by either the sale of loans with servicing retained, the open market purchase of MSR's or the creation of MSR's pursuant to SFAS 122.


During the fiscal years ended September 30, 1996, 1995 and 1994, the Company sold approximately $186.8 million, $100.4 million and $257.6 million, respectively, of whole loans and MBS's with servicing retained. In addition, the Company sold $303.9 million of home equity loans with servicing retained during fiscal 1993.

Effective July 1, 1995, the Company adopted SFAS 122. SFAS 122 standardized the treatment of the capitalization of MSR's by eliminating the difference between purchased MSR's and originated MSR's. Prior to SFAS 122, entities were only allowed to capitalize MSR's that were purchased and were precluded from capitalizing MSR's that were originated. SFAS 122 provides for the capitalization of MSR's when mortgage loans are originated and subsequently sold or securitized where the right to service the loans is retained.

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1996, 1995 and 1994
(Continued)

MSR activity for the years ended September 30, is summarized as follows:


                                    1996           1995           1994
----------------------------------------------------------------------------
                                                         (In thousands)
Beginning balance                $11,328         $    759              $957
  Purchased MSR's                 15,159           10,071               444
  Capitalized MSR's                5,982            1,969                --
  Less:
     Amortization of MSR's         2,700            1,471               642
     Allowance for MSR's              82               --                --
                                 -------         --------              ----
Ending balance                   $29,687          $11,328              $759
                                 -------         --------              ----
                                 -------         --------              ----

Purchased mortgage servicing rights include servicing rights related to the November 1994 acquisitions of the operations of Entrust and Developer's, which at September 30, 1996 and 1995 totalled $6.3 million and $7.5 million, respectively.

Fees earned for servicing loans are reported as income when the related mortgage loan payments are collected. MSR's are amortized as a reduction to loan service fee income on a level-yield basis over the estimated remaining life of the underlying mortgage loans. MSR's are carried at fair value and impairment, if any, is recognized through a valuation allowance. At September 30, 1996 the valuation allowance amounted to $0.1 million. No valuation allowance was required for 1995 and 1994, respectively. See Note 16 for risk characteristics and assumptions used to estimate fair value.

In connection with the home equity loan sale consummated in 1993, the Company receives a normal servicing fee to service the loans, which were sold without recourse to an unaffiliated trust and are being used to collateralize asset-backed certificates. Excess cash flow in the trust, if any, after required payments to the certificate holders and insurer, is to be applied to overissuance and overcollateralization amounts and to absorb a specified level of losses; remaining excess cash flow, if any, will ultimately revert to the Company. In connection therewith, the Company recorded service fee income in the amount of $0.5 million and $2.5 million resulting from the overcollateralization during fiscal 1996 and 1995, respectively.

Loan servicing income for the years ended September 30, is summarized as follows:


                                    1996           1995           1994
-----------------------------------------------------------------------
                           (In thousands)
Servicing fees                   $16,645        $14,344         $9,367
Amortization of MSR's             (2,700)        (1,471)          (642)
Provision for MSR's                  (82)            --             --
                                                -------        -------
                                  ------
Total servicing income           $13,863        $12,873         $8,725
                                                -------        -------
                                  ------

-----------------------------------------------------------------------

(8)
ALLOWANCE
FOR POSSIBLE
LOAN LOSSES



                                              Real
                                             Estate     Commercial    Other
                                              Loans       Loans       Loans        Total
------------------------------------------------------------------------------------------
                                                            (In thousands)
Balance at September 30, 1993               $24,951       $3,874      $ 5,126      $33,951
Add:
   Provision for possible loan losses         3,300        1,350        7,305       11,955
   Recoveries of previous charge-offs           482          577          459        1,518
                                            -------       ------      -------      -------
                                             28,733        5,801       12,890       47,424
Less charge-offs                              5,852        1,551        4,308       11,711
                                            -------       ------      -------      -------
Balance at September 30, 1994                22,881        4,250        8,582       35,713
Add:
    Provision for possible loan losses        1,275          400        4,795        6,470
    Recoveries of previous charge-offs        1,006          141          651        1,798
                                            -------       ------      -------      -------
                                             25,162        4,791       14,028       43,981
Less charge-offs                              4,608          917        4,098        9,623
                                            -------       ------      -------      -------
Balance at September 30, 1995                20,554        3,874        9,930       34,358
Add:
    Provision for possible loan losses        2,850           --        3,350        6,200
    Recoveries of previous charge-offs          691          319          543        1,553
                                            -------       ------      -------      -------
                                             24,095        4,193       13,823       42,111
Less charge-offs                              3,869          562        3,768        8,199
                                            -------       ------      -------      -------
Balance at September 30, 1996               $20,226       $3,631      $10,055      $33,912
                                            -------       ------      -------      -------
                                            -------       ------      -------      -------

As of September 30, 1996, $7.7 million in loans were considered impaired within the scope of SFAS 114, of which $5.6 million were on nonaccrual status. The application of SFAS 114 measurement principles indicated that approximately $0.7 million of these loans required valuation allowances, totaling $0.3 million, which are included within the overall allowance for possible loan losses at September 30, 1996. SFAS 114 does not apply prior to fiscal 1996.

Interest income recognized on impaired loans during the year ended September 30, 1996 amounted to approximately $0.4 million, which is approximately equal to the actual interest payments received. The average recorded investment in impaired loans during the current year was $8.9 million. The allowance for possible loan losses contains additional amounts for impaired loans, as deemed necessary, to maintain reserves at levels considered adequate by management.
-------------------------------------------------------------------------------

(9)
REAL ESTATE
OWNED

A summary of REO at September 30, is as follows:

                                                          1996        1995
----------------------------------------------------------------------------
                                                           (In thousands)
One-to-four family                                        $5,835      $5,068
Condo/co-op                                                1,990       2,464
Multi-family                                                 --          673
Commercial                                                  330          347
Land                                                         --          341
                                                          ------      ------
    Real estate owned                                     $8,155      $8,893
                                                          ------      ------
                                                          ------      ------

During fiscal 1996, 1995 and 1994, the Company acquired properties with a net book value of $10.0 million, $10.3 million and $12.7 million, respectively. Declines in market values resulted in write-downs of $0.5 million, $0.6 million and $0.8 million during fiscal 1996, 1995 and 1994, respectively, which were charged to other REO expense. The book value of REO properties sold in fiscal 1996, 1995 and 1994 totalled $10.2 million, $8.1 million and $30.6 million, respectively.

REO operating results for the years ended September 30, were as follows:



                                                          1996        1995         1994
-----------------------------------------------------------------------------------------
                                                                   (In thousands)
Income
Rental income                                          $    77     $    65      $   135
Gains on sales                                             559         628          764
Other income                                                24          17           76
                                                       -------     -------      -------
    Total income                                           660         710          975
                                                       -------     -------      -------

Expenses
Acquisition expenses                                       799         766        1,513
Operating expenses                                       1,236       1,073        2,543
Losses on sales                                            225         107          180
Write-downs                                                490         554          791
                                                       -------     -------      -------
    Total expenses                                       2,750       2,500        5,027
                                                       -------     -------      -------
Net loss on real estate owned                          $(2,090)    $(1,790)     $(4,052)
                                                       -------     -------      -------
                                                       -------     -------      -------
---------------------------------------------------------------------------------------

(10)
INVESTMENT IN
REAL ESTATE



At September 30, 1996, and 1995 Investment in real estate consists of two parcels of vacant land located in Suffolk County, New York which had a carrying value of $2.5 million at both dates. These parcels are recorded at the lower of cost or net realizable value. In addition, at September 30, 1995, Investment in real estate also included eight rental office buildings with a carrying value of $9.8 million of which $1.5 million represented purchase accounting premiums. During fiscal 1996, the eight rental office buildings were sold. In addition, two other properties previously utilized for Company operations and reflected in Office properties and equipment in the Consolidated Statements of Financial Condition were sold during 1996. The net profit from the sale of these ten properties was $1.4 million which is reflected in Net gain (loss) on investment in real estate and premises.

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1996, 1995 and 1994
(Continued)

Investment in real estate and premises operating results for the years ended September 30, were as follows:


                                                          1996        1995         1994
-----------------------------------------------------------------------------------------
                                                                 (In thousands)
Income
Rental income                                           $1,917      $2,986      $ 3,121
Net profits on sales of real estate and premises         1,419          --           20
Net profits, equity in joint venture                     1,243       1,109          675
Miscellaneous income                                       503           1           11
                                                        ------      ------      -------
    Total income                                         5,082       4,096        3,827
                                                        ------      ------      -------
Expenses
Depreciation                                               312         509          528
Operating expenses                                         652       2,061        2,195
Net losses on sales                                         --          32           --
Write-downs                                                 --          27        1,842
                                                        ------      ------      -------
    Total expenses                                         964       2,629        4,565
                                                        ------      ------      -------
Net gain (loss) on investment in real estate
  and premises                                          $4,118      $1,467      $  (738)
                                                        ------      ------      -------
                                                        ------      ------      -------
-----------------------------------------------------------------------------------------

(11)
OFFICE PROPERTIES
AND EQUIPMENT

A summary of office properties and equipment at cost, net of accumulated depreciation and amortization, and land at cost at September 30, is as follows:


                                                                      1996        1995
-----------------------------------------------------------------------------------------
                                                                      (In thousands)
Land, office buildings and improvements                            $53,265      $58,073
Leasehold improvements                                               1,922        2,259
Furniture, fixtures and equipment                                   30,193       21,851
Purchase accounting premium                                          3,899        4,056
                                                                   -------      -------
    Total office properties and equipment, net                     $89,279      $86,239
                                                                   -------      -------
                                                                   -------       ------

During 1996, two office buildings were sold with a carrying value of $2.0 million at the time of sale. The net profit on the sale of these buildings amounted to $1.9 million and is reflected in Net gain (loss) on investment in real estate and premises in the Consolidated Statements of Operations.

--------------------------------------------------------------------------------

(12)
ACCRUED INTEREST
RECEIVABLE, NET

As of September 30, accrued interest receivable, net of the reserve for uncollected interest, consisted of the following:


                                                                 1996            1995
----------------------------------------------------------------------------------------
                                                                   (In thousands)
Debt and equity securities                                    $ 1,225        $ 1,558
Mortgage-backed securities                                     12,965         16,599
Real estate loans, net                                         17,595         12,543
Commercial loans, net                                              79             60
Other loans, net                                                1,098            992
                                                              -------        -------
    Total accrued interest receivable, net                    $32,962        $31,752
                                                              -------        -------
                                                              -------        -------

(13)
DEPOSITS

Certificate accounts and other deposit accounts at September 30, are summarized as follows:


                                                1996
                                               Stated
                                                Rate             1996           1995
---------------------------------------------------------------------------------------
                                                          (In thousands)
Passbook accounts                                    2.76%      $  669,241   $  730,060
Demand and NOW accounts                              2.18          227,747      223,232
Money market accounts                      2.18  --  2.76          130,442      154,938
Statement savings accounts                 2.86  --  3.44          646,789      624,707
                                                                 ---------    ---------
                                                                 1,674,219    1,732,937
                                                                 ---------    ---------
Certificate accounts (balance
  by interest rate)                        4.99  or less           292,547      160,797
                                           5.00  --  5.99        1,160,668      897,341
                                           6.00  --  6.99          393,757      650,183
                                           7.00  --  7.99          111,739      131,214
                                           8.00  or greater             80        1,057
                                                                 1,958,791    1,840,592
                                                                 ---------    ---------
  Total deposits                                                $3,633,010   $3,573,529
                                                                 ---------    ---------
                                                                 ---------    ---------
Contractual maturity of certificates:
  Within twelve months                                          $1,360,835   $1,162,423
  Over one to three years                                          314,327      423,644
  Over three years                                                 283,629      254,525
                                                                 ---------    ---------
                                                                $1,958,791   $1,840,592
                                                                 ---------    ---------
                                                                 ---------    ---------
Certificate accounts in excess of $100,000                      $  160,654   $  135,234
                                                                 ---------    ---------
                                                                 ---------    ---------


Included in demand and NOW accounts, at September 30, 1996 and 1995, were approximately $98.7 million and $86.6 million, respectively, of non-interest-bearing deposits.

Interest expense by deposit category for the years ended September 30, is summarized as follows:


                                                          1996        1995        1994
----------------------------------------------------------------------------------------
                                                                 (In thousands)
Passbook accounts                                     $ 19,264    $ 22,336     $ 27,706
NOW accounts                                             3,105       3,181        2,881
Money market accounts                                    3,913       5,022        6,189
Statement savings accounts                              20,755      20,946       26,202
Certificate accounts                                   108,479      87,849       56,986
Escrow accounts                                            314         307          329
                                                      --------    --------     --------
  Total interest expense on deposits                  $155,830    $139,641     $120,293
                                                      --------    --------     --------
                                                      --------    --------     --------


The deposits of the Bank are insured up to $100,000 per depositor (as defined by law and regulation) by the Savings Association Insurance Fund ("SAIF") which is administered by the FDIC. Certain other financial institutions are insured by the Bank Insurance Fund ("BIF"). On September 30, 1996, as part of the omnibus appropriations bill, Congress passed and President Clinton signed the Deposit Insurance Funds Act of 1996 ("Act"). The Act should significantly reduce and eventually end the premium disparity that has existed between banks insured by BIF and thrifts insured by the SAIF. The Act requires SAIF-insured institutions to pay a special one-time assessment and BIF-insured institutions to include a portion of the interest due on Finance Corporation ("FICO") bonds in their deposit premiums beginning January 1, 1997. Beginning on January 1, 2000 or the date at which no savings institution continues to exist, BIF-insured institutions are required to pay their full pro rata share of FICO payments. The one-time assessment charged to SAIF-insured institutions will enable the SAIF fund to reach predetermined capitalization levels and therefore will result in a reduction in future premiums paid by SAIF-insured institutions. Pursuant to these provisions of the Act, the Bank's special one-time insurance assessment amounted to $18.7 million which was accrued at September 30, 1996 and paid in November 1996.

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1996, 1995 and 1994
(Continued)
--------------------------------------------------------------------------------
(14)
BORROWED
FUNDS

At September 30, the Company was obligated for borrowings as follows:


                                                  1996                       1995
-----------------------------------------------------------------------------------------
                                         Range of                   Range of
                                         Interest     Balance        Interest    Balance
                                          Rates                        Rates
                                        ---------    ---------     ----------    --------
                                                        (Dollars in thousands)
Securities sold under agreements to
  repurchase                          4.43 - 6.53%    $800,000    4.43 - 5.69%   $623,675
Advance--Federal Home Loan
  Bank of New York                             --           --           6.63%     10,000
Funding note                          6.00 - 6.11%     178,023             --          --
                                                      --------                   --------
                                                      $978,023                   $633,675
                                                      --------                   --------
                                                      --------                   --------

The Company enters into sales of securities under agreements to repurchase (reverse-repurchase agreements). These are fixed coupon agreements which are treated as financing transactions, and the obligations to repurchase are reflected as a liability in the Consolidated Statements of Financial Condition. The dollar amount of securities underlying the agreements remains in the asset account. During the period, the securities were delivered to either a third-party, or directly to the broker, who holds the collateral until maturity of the agreement. Outstanding reverse-repurchase agreements were secured by MBS's as of September 30, 1996 and 1995 (see Note 6). The outstanding agreements had weighted average interest rates of 5.52% and 5.69% at September 30, 1996 and 1995, respectively. All the outstanding agreements at September 30, 1996 mature within 35 months from that date. At September 30, 1996, $265.0 million of the agreements outstanding were concentrated with one party. A summary of other information relating to these agreements follows:


                                                       At or for the Year Ended
                                                             September 30,
--------------------------------------------------------------------------------
                                                         1996           1995
                                                        ------        ------
                                                            (In thousands)
Reverse-repurchase agreements:
    Amortized cost of collateral
     (including accrued interest)                     $824,278       $649,233
                                                      --------       --------
                                                      --------       --------

    Estimated market value of collateral              $832,599       $645,955
                                                      --------       --------
                                                      --------       --------

    Average amount of outstanding agreements
     during fiscal year                               $675,104       $510,111
                                                      --------       --------
                                                      --------       --------
    Maximum amount of outstanding agreements
     at a month end during fiscal year                $805,942       $743,952
                                                      --------       --------
                                                      --------       --------

In addition, on June 27, 1996 the Bank issued a funding note in the amount of $181.4 million which is collateralized by a pool of adjustable rate residential mortgage loans (collateral pool) initially totalling $269.9 million ("Funding note"). Payments of principal and interest on the Funding note shall be paid monthly based on the scheduled payments due on the underlying loans. The interest on the Funding note changes monthly and bears interest at a rate of 50 basis points over the one month London Interbank Offered Rate ("LIBOR"), subject to a maximum rate of 11% through June 2001. Thereafter, the interest on the Funding note is subject to further adjustments. The Bank has the option to redeem the Funding note in whole on or after June 2001 or when the principal balance of the collateral pool is less than 5% of the principal balance of the collateral pool at the time the Funding note was issued. The Funding note was issued to a special purpose financing entity of an investment banking firm for the purpose of securitizing mortgage pass-through certificates. At September 30, 1996, the outstanding principal balance of the Funding note collateral pool was $265.6 million.

Interest expense on borrowed funds for the years ended September 30, is summarized as follows:

                                                     1996         1995     1994
-------------------------------------------------------------------------------
  (In thousands)
Reverse-repurchase agreements                     $37,998      $27,870   $9,811
Advance--Federal Home Loan Bank of New York           141           55       --
Funding note                                        2,877           --       --
Amortization of interest rate cap agreements          330          330       --
                                                  -------      -------   ------
    Total interest expense on borrowed funds      $41,346      $28,255   $9,811
                                                  -------      -------   ------
                                                  -------      -------   ------

At September 30, 1996, the Bank had available and unused lines of credit aggregating $75.0 million. In addition, the Bank has the ability to obtain additional funds in the form of FHLB advances, in an amount which is based upon its stock ownership in the Federal Home Loan Bank of New York.

-------------------------------------------------------------------------------
(15)
FINANCIAL INSTRUMENTS
WITH OFF-BALANCE SHEET RISK

SFAS 105 requires disclosures about financial instruments with off-balance sheet risk and credit risk concentrations (See Note 24). Credit risk, as defined by SFAS 105, is the possibility that loss may occur from the failure of counterparties to perform according to the terms of the contract.

The Bank has entered into transactions as of September 30, 1996, that involve financial instruments with off-balance sheet risks, in the normal course of business in order to meet the financing and servicing needs of its customers and to reduce the Bank's exposure to fluctuations in interest rates. The instruments include commitments to extend credit, letters of credit, commitments to sell loans and recourse liability on loans sold. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statements of Financial Condition. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, commitments to sell loans and standby letters of credit is generally represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Unless otherwise noted, the Bank does not require collateral or other security to support financial instruments with credit risk.

COMMITMENTS TO EXTEND CREDIT AND FINANCIAL GUARANTEES. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

COMMITMENTS TO SELL LOANS. Commitments to sell loans are contracts for delayed delivery of loans in which the Bank agrees to make delivery at a specified future date of a specified instrument, at a specific price or yield. Generally, risks arise from the possible inability to meet the terms of the contracts and from movements in interest rates, however, since the Bank's commitments are substantially made on a "best-efforts" basis, the Bank does not expect any adverse financial impact.

The notional amount of the Company's financial instruments with off-balance sheet risk at September 30, are summarized as follows:

                                                             1996        1995
-------------------------------------------------------------------------------
                                                            (In thousands)
Commitments to originate or purchase:
    Real estate loans                                   $311,967     $101,000
    Home equity loans--unused lines of credit              9,554        5,710
    Commercial loans--unused lines of credit               2,576        2,393
    Consumer loans--unused lines of credit               115,126       98,054
Commitments to sell loans                                 75,413       44,422
                                                        --------     --------
    Total commitments                                   $514,636     $251,579
                                                        --------     --------
                                                        --------     --------

Real estate loan commitments included approximately $104.8 million and $27.6 million relating to adjustable rate loans at September 30,1996 and 1995 respectively. In addition, the Bank has entered into adjustable rate stand-by letters of credit related to commercial loan transactions amounting to $0.3 million per year at September 30, 1996 and 1995, respectively.

DERIVATIVES. SFAS 119 requires disclosures about derivative contracts--swap, forward, futures, option-related contracts and other financial instruments with similar characteristics--distinguished between derivative contracts held for trading and those used for purposes other than trading (i.e. asset/liability management).

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage interest rate risk.

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1996, 1995 and 1994
(Continued)

INTEREST RATE CAP AGREEMENTS. Interest rate cap agreements are used to manage interest rate exposure by hedging against certain assets and liabilities. Normally interest rate caps do not represent exposure to credit loss. Purchased caps involve the risk of dealing with counterparties and their ability to meet the terms of the contracts forward commitments. The premium paid for the cap represents the loss the Bank would incur if the counterparty to the contract failed completely to perform according to the terms of the contract. No payments were received from counterparties during the years ended September 30, 1996 and 1995 and there were no contracts in effect during fiscal 1994. For the years ended September 30, 1996 and 1995, premiums paid for interest rate cap agreements were amortized into interest expense in the amount of $0.3 million per year and are included in interest expense on borrowed funds in the Consolidated Statements of Operations.

At September 30, 1996, the Company was party to the interest rate cap agreements presented below. The agreements entitle the Company to receive from counterparties the amounts, if any, by which the Company's interest payments on its floating-rate reverse-repurchase agreements exceed the cap rate specified in the agreement.

Original Cap Cost   Notional Amount   Original Term   Cap Rate     Maturity Date
-------------------------------------------------------------------------------
    $288,000        $40,000,000         24 months      7.50%      10/15/96
     345,000         50,000,000         24 months      7.40        3/17/97
    --------        -----------
    $633,000        $90,000,000
    --------        -----------
    --------        -----------
-------------------------------------------------------------------------------

(16)
FAIR VALUE
OF FINANCIAL INSTRUMENTS


SFAS 107 requires the Company to disclose fair value information about financial instruments for which it is practicable to estimate the value, whether or not such financial instruments are recognized on the balance sheet. Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

Quoted market prices are not available for a significant portion of the Company's financial instruments. As a result, the fair values presented are estimates derived using present value or other valuation techniques and may not be indicative of the net realizable or liquidation value. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of current or future fair values.

Certain financial instruments and all non-financial instruments are excluded from the scope of SFAS 107. Accordingly, the fair value disclosures required by SFAS 107 provide only a partial estimate of the fair value of the Company; for example, the values associated with the Company's long-term relationships with its customers through its deposit base and the value of a portion of its portfolio of MSR's are excluded. In the aggregate, these items add value to the Company but their fair value is not disclosed in this Note.

The following summary presents the methodologies and assumptions used to estimate the fair value of the Company's financial instruments required to be valued pursuant to SFAS 107.

FINANCIAL ASSETS

MORTGAGE-BACKED AND DEBT AND EQUITY SECURITIES. Fair values are determined by published market prices or securities dealers' estimated prices.

LOANS HELD FOR SALE. Fair value is estimated based on current prices established in the secondary market or, for those loans committed to be sold, based upon the price established in the commitment.

LOANS RECEIVABLE HELD FOR INVESTMENT. Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as one-to-four family residential, multi-family residential, commercial real estate, various consumer loans and commercial loans. Each loan category is further segmented into fixed and adjustable rate, and by performing and non-performing categories. The pricing methodology for fiscal 1996 and 1995 assumes FNMA or FHLMC securitization of mortgage loans with conforming loan balances and secondary market whole loan standards for co-op residential loans and larger balance mortgage loans.

OTHER LOANS. Due to the small number, student loans and loans on deposits are valued at approximately par. The remaining consumer loans are priced at a spread off of securitized consumer debt.

COMMERCIAL LOANS. Commercial loans were valued at a discount or premium based upon the origination of new commercial loans in the current market.

MORTGAGE SERVICING RIGHTS. MSR's are valued based upon the Company's stratification of the mortgage servicing portfolio. Stratification is based upon the predominate risk characteristics of the underlying loans, including but not limited to, interest rates, loan type, the frequency of interest rate adjustments in the case of adjustable rate mortgage loans, etc. Each strata is then discounted to reflect the present value of the expected future cash flows utilizing current market assumptions regarding discount rates, prepayment speeds, delinquency rates, etc.


FINANCIAL LIABILITIES

DEPOSITS. SFAS 107 requires that the fair value disclosed for deposit liabilities with no stated maturity (i.e., demand, savings and certain money market deposits) be equal to their carrying value. The fair value of certificate accounts is estimated by discounting the future cash flows using the Treasury yield curve plus additional basis points as the discount rate.

BORROWED FUNDS. The fair value of borrowed funds is estimated by discounting the future cash flows using the Treasury yield curve plus additional basis points as the discount rate.

DERIVATIVES. The fair value of interest rate cap agreements is based on securities dealers' estimated market values.

COMMITMENTS. The fair value of commitments to originate or purchase loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The commitments existing at September 30, 1996 and 1995 would be offered at substantially the same rates and terms had they been issued using the same criteria as used for commitments issued on September 30, 1996 and 1995, respectively. Accordingly, the estimated fair value of such commitments is deemed to be equivalent to their stated aggregate issuance value as of September 30, 1996 and 1995, respectively. The fair value of commitments to sell loans and unused lines of credit is valued at par as of September 30, 1996 and 1995, respectively.

The estimated fair value of the Company's financial instruments were as follows:


                                                   At September 30,
---------------------------------------------------------------------------------------
                                          1996                          1995
                                 -------------------------  ---------------------------
                               Carrying Amount Fair Value   Carrying Amount  Fair Value
                               --------------- ----------   ---------------  ----------
                                                    (In thousands)
Financial Assets:
    Debt & equity securities:
        Held-to-maturity         $      --      $      --     $   55,839     $   55,871
    Available-for-sale             180,650        180,650        233,408        233,408
  Mortgage-backed securities:
    Held-to-maturity                23,096         21,120      1,337,903      1,339,014
    Available-for-sale           1,717,106      1,717,106        938,847        938,847
  Loans receivable held for
        investment:
    Real estate loans            2,901,059      2,926,757      1,879,650      1,933,840
    Other loans                    135,599        142,307        110,259        118,302
    Commercial loans                 4,179          8,122          4,832          9,046
  Loans held-for-sale               57,969         58,029         49,372         49,943
  Mortgage servicing rights         29,687         29,687         11,328         11,384
Financial liabilities:
  Deposits                       3,633,010      3,619,110      3,573,529      3,572,435
  Borrowings                       978,023        969,680        633,675        632,864
    Related derivative assets
        (liabilities)                   89             --            421             21
  Commitments to:
    Originate or purchase:
      Loans                        311,967        311,967        101,000        101,000
    Sell loans                      75,413         75,413         44,422         44,422
    Fund unused lines of credit    127,256        127,256        106,157        106,157

                                                                        Page 53

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1996, 1995 and 1994
(Continued)


------------------------------------------------------------------------------
(17)
INCOME TAXES

Income tax expense for the years ended September 30, is summarized as follows:

                                                    1996      1995     1994
------------------------------------------------------------------------------
                                                       (In thousands)
Current:
  Federal                                       $  24,316   $23,691   $ 1,465
  State and local                                   9,875     9,273       377
                                                ---------   -------   -------
                                                   34,191    32,964     1,842
                                                ---------   -------   -------
Deferred:
  Federal                                          (7,700)   (2,333)   11,767
  State and local                                  (2,731)     (734)    4,437
                                                ---------   -------   -------
                                                 $(10,431)   (3,067)   16,204
                                                ---------   -------   -------
    Total income tax expense                    $  23,760   $29,897   $18,046
                                                ---------   -------   -------
                                                ---------   -------   -------

The following schedule illustrates the components of the net deferred tax asset which is included in Prepaid expenses and other assets in the Consolidated Statements of Financial Condition at September 30:


                                                           1996     1995
----------------------------------------------------------------------------
                                                          (In thousands)
Deferred tax assets:
  Financial statement loan loss reserve                  $14,619  $14,812
  BIF-SAIF Assessment                                      8,043       --
  Accrual for post-employment benefits                     4,859    4,788
  Basis difference in investment in real estate              707      470
  Mark-to-market recognition on securities under
    Internal Revenue Code Section 475                      7,442       --
  Deferred pension expense                                 3,626    4,185
  Deferred origination fees                                  605      796
  Non-accrual interest                                       615      641
  Other                                                    1,677      485
  Deferred income tax valuation allowance                     --   (2,328)
                                                         -------  -------
    Total deferred tax assets                             42,193   23,849
                                                         -------  -------

Deferred tax liabilities:
  Tax reserve in excess of base year reserve                 437      404
  Basis difference in properties and equipment             4,527    6,244
  Deferred origination costs                               1,291       --
  Mark-to-market recognition on securities under
    Internal Revenue Code Section 475                         --    4,625
  Recognition of taxes payable under Internal Revenue
    Code Section 481 for unrealized gains                  1,840    1,582
  Basis difference in home equity investment               1,674    1,511
  Other                                                    1,217      684
                                                         -------  -------
    Total deferred tax liabilities                        10,986   15,050
                                                         -------  -------
Net deferred tax asset                                   $31,207  $ 8,799
                                                         -------  -------
                                                         -------  -------

The cumulative effect of the change in accounting upon the October 1, 1993 adoption of SFAS 109 was a credit to income of $19.4 million. Management, in accordance with SFAS 109 "more likely than not" criteria, set up a valuation allowance at the implementation date. The valuation allowance has been reduced to zero during fiscal 1996 due to the Company's current and projected earnings trend.

The effective tax rates differ from the statutory
Federal income tax rate of 35 percent. The reasons for the differences as applied to income (loss) before income taxes and the cumulative effect of accounting changes are as follows:


                                                                  For the Years Ended September 30,
--------------------------------------------------------------------------------------------------------
                                               1996                    1995                 1994
                                         -------------------   ------------------     ------------------
                                                     % of                  % of                   % of
                                                   Pre-tax               Pre-tax                Pre-tax
                                         Amount    Earnings     Amount   Earnings     Amount    Earnings
                                         -------   --------    -------   --------     -------   --------
                                                                      (Dollars in thousands)
Statutory rate                           $19,612     35.0%     $25,695     35.0%      $17,127     35.0%
State and local income taxes, net of
  Federal income tax benefit               4,644      8.3        5,550      7.6        3,129       7.8
Tax adjustment for prior year                370      0.7         (814)    (1.1)        (315)     (1.8)
Reversal of deferred tax valuation
  allowance                               (2,328)    (4.2)        (532)    (0.7)      (2,140)     (4.3)
Other                                      1,462      2.6           (2)    (0.1)         245       0.1
                                         -------     ----      -------     ----      -------     -----
  Income tax expense                     $23,760     42.4%     $29,897     40.7%     $18,046      36.8%
                                         -------     ----      -------     ----      -------     -----
                                         -------     ----      -------     ----      -------     -----

Under Section 593 of the Internal Revenue Code of 1986 as amended ("Code"), prior to January 1, 1996 thrift institutions such as the Bank which met certain definitional tests primarily relating to their assets and the nature of their business, were permitted to establish a tax reserve for bad debts. Such thrift institutions were also permitted to make annual additions to the reserve, to be deducted in arriving at their taxable income within specified limitations. The Bank's deduction was computed using an amount based on the Bank's actual loss experience ("experience method"), or a percentage equal to 8% of the Bank's taxable income ("PTI method"). Similar deductions for additions to the Bank's bad debt reserve were also permitted under the New York State Bank Franchise Tax and the New York City Banking Corporation Tax; however, for purposes of these taxes, the effective allowable percentage under the PTI method was 32% rather than 8%.

Under the Small Business Job Protection Act of 1996 ("1996 Act"), signed into law in August 1996, Section 593 of the Code was amended. The Bank will be unable to make additions to the tax bad debt reserves but will be permitted to deduct bad debts as they occur. Additionally, the 1996 Act required institutions to recapture (that is, include in taxable income) the excess of the balance of its bad debt reserves as of December 31, 1995 over the balance of such reserves as of December 31, 1987 ("base year"). The Bank's tax bad debt reserves at December 31, 1995 exceeded its base year reserves by $2.7 million which will be recaptured into taxable income ratably over a six year period. If certain requirements are met the recapture may be deferred for up to two years. The base year reserves will be subject to recapture, and the Bank could be required to recognize a tax liability if (i) the Bank fails to qualify as a "bank" for Federal income tax purposes; (ii) certain distributions are made with respect to the stock of the Bank; (iii) the Bank uses the bad debt reserves for any purpose other than to absorb bad debt losses; and (iv) there is a change in Federal tax law. Management is not aware of the occurrence of any such event.

In response to the Federal legislation, the New York State tax law has been amended to prevent the recapture of existing tax bad debt reserves and to allow for the continued use of the PTI method to determine the bad debt deduction in computing New York State tax liability. No such amendments have been made to date with respect to the New York City tax law. The Company cannot predict whether such changes will be made or as to the form of the changes.

--------------------------------------------------------------------------------
(18)
RETAINED INCOME--
PARTIALLY RESTRICTED

Retained income at September 30, 1996 and 1995 includes approximately $60.1 million, each year, for which no provision for Federal income tax has been made. This amount represents allocations of income to bad debt deductions for tax purposes only, as discussed above.
--------------------------------------------------------------------------------

(19)
POSTRETIREMENT
HEALTH CARE AND
LIFE INSURANCE
BENEFITS

The Bank currently provides health care and life insurance benefits for retirees and their eligible dependents. The coverage provided depends upon the date they retired as well as the bank from which they retired.

For employees who retired prior to June 1, 1984, major medical and life insurance coverage is provided. Major medical insurance continues until the retiree reaches age 65. Upon attainment of age 65, senior care is provided as a supplement to Medicare and continues for the lifetime of the retirees and their spouses. Life insurance coverage is provided in the amount in force at the employee's date of retirement. This amount is reduced to 50% (but not to less than $5,000) at age 70. For retirees of the former Suffolk County Federal Savings and Loan Association, life insurance coverage is provided at 50% of the amount in effect at retirement and is reduced by 10% each year (but not to less than $5,000) thereafter.

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1996, 1995 and 1994
(Continued)

Employees who retire subsequent to June 1, 1984 are not entitled to any medical benefits unless they qualify under the special early retirement Rule of 85. The Rule of 85 became effective as of January 1, 1986, and entitles employees who are at least age 55 at retirement, with a combination of age plus service greater than or equal to 85, to medical coverage for themselves and their eligible dependents until the retiree reaches the age of 65. At age 65, the retiree is eligible for Medicare. Medical coverage includes major medical and dental for both retirees and their eligible dependents; vision coverage is provided to retirees only. Life insurance of $2,500 will be provided for the lifetime of the retired employee who retires on or after age 65 and for employees who retire under the Rule of 85.

For employees who retired from Flushing Federal prior to April 29, 1986, major medical insurance continues until age 65. Retirees age 65 and over are provided with senior care as a supplement to Medicare for the lifetime of the retirees and their eligible spouses. Life insurance coverage is equal to the amount in force at retirement, reduced to 50% at age 70.

Effective October 1, 1993, the Bank adopted the provisions of SFAS 106. This statement requires employers to accrue the cost of postretirement benefits, such as health care and life insurance, during the years employees render service. In prior years, these costs were expensed as paid. The Bank recorded the discounted value of expected future benefits (accumulated postretirement benefit obligation ("APBO")) as a cumulative effect of a change in accounting principle in the amount of $10.7 million ($6.0 million net of taxes) at October 1, 1993.

The following table sets forth the APBO for the years ended September 30:

                                                     1996        1995
-----------------------------------------------------------------------------
                                                       (In thousands)
Retirees                                           $3,727      $3,810
Active eligible                                       270          19
Other active                                        1,259       1,710
                                                   ------      ------
Total                                              $5,256      $5,539
                                                   ------      ------
                                                   ------      ------

The following is a reconciliation of the funded status and the accrued benefit cost at September 30:
                                                     1996        1995
-----------------------------------------------------------------------------
                                                       (In thousands)
APBO                                              $ 5,256     $ 5,539
Unrecognized prior service cost                       130       1,223
Unrecognized net actuarial gain                     5,886       4,345
                                                  -------     -------
Accrued postretirement benefit cost               $11,272     $11,107
                                                  -------     -------
                                                  -------     -------

The assumed medical cost trend used in computing the accumulated postretirement benefit obligation was 8.5% in 1996 and was assumed to decrease gradually to 4.5% in 2009 and to remain at that level thereafter. Increasing the assumed medical care cost trend rates by 1% point in each year would increase the APBO and the net periodic postretirement benefit cost as of October 1, 1996 by $0.4 million and $0.1 million, respectively.

The weighted average discount rate used in determining the APBO was 7.75%.

The net periodic postretirement benefit cost included in compensation, payroll taxes and fringe benefits in the accompanying Consolidated Statements of Operations for the years ended September 30, is comprised of the following components:
                                                     1996        1995
--------------------------------------------------------------------------
                                                      (In thousands)
Service cost                                       $  161      $  127
Interest cost                                         398         503
Net amortization of prior service cost                (85)        (85)
Net amortization of unrecognized gain                (236)       (177)
                                                   ------      ------
  Net periodic postretirement benefit cost         $  238      $  368
                                                   ------      ------
                                                   ------      ------

-------------------------------------------------------------------------------

(20)
PENSION PLANS

DEFINED BENEFIT PENSION PLAN. The Bank sponsors a non-contributory defined benefit pension plan ("Retirement Plan") covering substantially all employees twenty-one years of age or older. The Retirement Plan is administered by the Retirement System Group Inc. ("RSG"). Prior to January 1, 1996, the benefit multiplier to determine the normal annual retirement benefit was 2% of the pensioner's final average salary. Final average salary was the average annual salary attributable to the highest 36 consecutive calendar months of base compensation that fell within the last 10 years of credited service. Effective January 1, 1996, the benefit multiplier was reduced to 1.5% of the pensioner's final average salary and the base compensation factor was increased to the highest sixty consecutive calendar months.

The following table depicts the components of pension expense for the years ended September 30, projected by RSG in accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), Employers' Accounting for Pensions:

                                             1996         1995          1994
-------------------------------------------------------------------------------
                                                    (In thousands)
Service cost                             $  1,199       $  1,417     $  1,838
Interest cost                               3,240          3,572        3,267
Expected return on assets                  (7,581)        (9,714)         (20)
Amortization of unrecognized transition
  asset                                      (429)          (430)        (429)
Amortization of unrecognized past
  service liability                          (794)          (165)        (152)
Deferred investment gain (loss)             3,329          6,006       (3,904)
                                         --------       --------     --------
Pension (benefit) expense                $ (1,036)      $    686     $    600
                                         --------       --------     --------
                                         --------       --------     --------

The following table sets forth the Retirement Plan's funded status as projected by RSG and amounts recognized in the Bank's consolidated statements of financial condition at September 30:

                                                            1996        1995
-------------------------------------------------------------------------------
                                                            (In thousands)
Actuarial present value of accumulated plan benefits:
  Vested                                                 $42,915      $41,771
  Non-vested                                               1,893        2,118
                                                         -------      -------
Total accumulated plan benefits                          $44,808      $43,889
                                                         -------      -------
Fair value of plan net assets                            $59,276      $54,609
Project benefit obligations                               44,911       43,942
                                                         -------      -------
Fair value of plan net assets in excess of
  projected benefit obligation                            14,365       10,667
Unrecognized gain                                         (9,094)      (4,785)
Unrecognized past service liability                       (6,155)      (7,373)
Unrecognized transition asset                               (326)        (755)
                                                         -------      -------
Accrued pension expense                                  $(1,210)     $(2,246)
                                                         -------      -------
                                                         -------      -------
Assumed rate of return on assets                           8.00%        8.00%
                                                         -------      -------
                                                         -------      -------
Assumed rate of compensation increase                      5.50%        5.50%
                                                         -------      -------
                                                         -------      -------
Assumed discount rate                                      7.75%        7.50%
                                                         -------      -------
                                                         -------      -------

NON-EMPLOYEE DIRECTOR RETIREMENT BENEFIT PLAN. In fiscal 1994, the Company adopted a non-qualified retirement benefit plan for directors who are not employees of the Bank or the Holding Company. Upon retirement from the Board of Directors at age 65 or older, with a minimum of 15 years of service, the retirement benefits provide continuation of the annual retainers and Board meeting fees received by such directors from the Bank and the Holding Company at the then current rate for a period of ten years following retirement.

Accordingly, the Company recorded a charge to earnings in fiscal 1994 representing the discounted value of accumulated plan benefits in the amount of $2.4 million. Additional accumulated plan benefits resulted in a charge to earnings in fiscal 1996 and 1995 of $0.2 million per year. The retirement benefit plan is an unfunded plan and is estimated based upon an assumed discount rate of 7.75% and 7.5% for fiscal years ended September 30, 1996 and 1995, respectively, and an assumed rate of increase in director fees of 6.0% in both years, each compounded annually.

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1996, 1995 and 1994
(Continued)

-------------------------------------------------------------------------------
(21)
SAVINGS
INCENTIVE
PLAN

The Bank sponsors a Savings Incentive Plan ("SIP") available to all full-time employees after completion of one year of employment. Prior to April 18, 1994, the Bank matched 50% of every dollar contributed by employees to a maximum of 6% of an employee's salary for the first three years of participation; the Bank matched 100% thereafter to a maximum of 6% of an employee's salary. Effective April 18, 1994 through December 31, 1995, the Bank reduced its matching contribution from 100% to 50% of the first 6% of the participant's base salary contributed to the plan regardless of length of participation. As of January 1, 1996, the Bank began to phase out this matching contribution to 30% of the first 6% of the participant's base salary contributed to the plan. During 1997, it will further decrease its matching contribution to 15% of the first 6% of the participant's base salary. For 1998 and thereafter, the Bank will no longer make matching contributions. SIP expense was $0.4 million, $0.5 million and $0.8 million for the years ended September 30, 1996, 1995 and 1994, respectively.
-------------------------------------------------------------------------------

(22)
STOCK
BENEFIT
PLANS

EMPLOYEE STOCK OWNERSHIP PLAN. In connection with the Conversion, the Bank established an ESOP for eligible employees. The ESOP borrowed $23.8 million from the Holding Company and used the funds to purchase 2,070,000 shares of Common Stock issued in the Conversion. The loan to the ESOP will be repaid primarily from the Bank's contributions to the ESOP over a period not to exceed 15 years. At September 30, 1996 the loan had an outstanding balance of $19.8 million and an interest rate of 6.15%.

Shares purchased with the loan proceeds are held in a suspense account by the trustee of the plan for future allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation as described in the plan. Effective April 18, 1994 through December 31, 1996, the number of shares released to participants was determined based upon the cost of the Common Stock to the ESOP trustee. As of January 1, 1997, the number of shares released to participants will be determined based upon the average of the closing price of the Common Stock for all the trading days in the plan year. Participants will vest in the shares allocated to their respective accounts over a period not to exceed 5 years. Any forfeited shares are allocated to the then remaining participants in the same proportion as contributions. At December 31, 1995, approximately 243,000 shares have been allocated to participants. At September 30, 1996, the Bank has accrued for the release of approximately 142,000 additional shares which represents the 1996 allocations earned from January 1, 1996 through the end of the fiscal year.

The trustee for the ESOP must vote all allocated shares held in the ESOP trust in accordance with the instructions of the participants. Unallocated shares held by the ESOP trust are voted by the trustee in a manner calculated to most accurately reflect the results of the allocated ESOP shares voted, subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

STOCK OPTION PLANS. In connection with the Conversion and the initial public offering, the Company adopted, and its shareholders later ratified, two stock option plans: the Long Island Bancorp, Inc. 1994 Stock Incentive Plan ("Stock Option Plan") and the Long Island Bancorp, Inc. 1994 Non-Employee Directors Stock Option Program ("Directors Stock Option Plan").

THE STOCK OPTION PLAN. Under the Stock Option Plan, 1,811,250 stock options have been reserved for executive officers, employees and consultants. Options under this plan are either non-statutory stock options or incentive stock options. Each option entitles the holder to purchase one share of the Common Stock at an exercise price equal to the fair market value on the date of grant. Options are exercisable ratably over five years measured from the date of grant. Each option, however, will become 100% exercisable upon the occurrence of a change in control of the Holding Company or the Bank, or upon death, disability or retirement of the optionee. All options expire no later than ten years following the date of grant. Option transactions for the years ended September 30 are shown below:

                                                                       Weighted
                                                                       Average
                                                        Number of      Exercise
                                                        Shares           Price
-------------------------------------------------------------------------------
Options outstanding at September 30, 1993                     --       $   --
Granted                                                1,353,780        11.50
Forfeited                                                 32,130        11.50
                                                       ---------       ------
Options outstanding at September 30, 1994              1,321,650        11.50
Granted                                                  184,279        17.35
Forfeited                                                 17,964        11.50
Exercised                                                 78,540        11.50
                                                       ---------       ------
Options outstanding at September 30, 1995              1,409,425        12.23
Granted                                                    1,554        27.38
Forfeited                                                 69,899        11.77
Exercised                                                123,303        11.57
                                                       ---------       ------
Options outstanding at September 30, 1996              1,217,777       $12.34
                                                       ---------       ------
                                                       ---------       ------
Options exercisable at September 30, 1996                432,603       $11.94
                                                       ---------       ------
                                                       ---------       ------


DIRECTORS STOCK OPTION PLAN. Under the Directors Stock Option Plan, 776,250 stock options have been reserved for non-employee directors. Options granted under this plan are non-statutory options. Each option entitles the holder to purchase one share of the Common Stock at an exercise price equal to the fair market value on the date of grant. Options are exercisable ratably over five years measured from the date of grant. Each option, however, will become 100% exercisable upon the occurrence of a change in control of the Holding Company or the Bank, or upon death, disability or retirement of the optionee. All options expire no later than ten years following the date of grant. Option transactions for the years ended September 30 are shown below:

                                                                      Weighted
                                                                        Average
                                                           Number of  Exercise
                                                           Shares       Price
-------------------------------------------------------------------------------
Options outstanding at September 30, 1993                     --       $   --
Granted                                                  694,485        11.50
Forfeited                                                     --           --
                                                        --------       ------
Options outstanding at September 30, 1994                694,485        11.50
Granted                                                    5,698        17.38
Forfeited                                                     --           --
Exercised                                                 67,482        11.50
                                                        --------       ------
Options outstanding at September 30, 1995                632,701        11.56
Granted                                                    5,698        27.38
Forfeited                                                     --           --
Exercised                                                 55,922        11.50
                                                        --------       ------
Options outstanding at September 30, 1996                582,477       $11.72
                                                        --------       ------
                                                        --------       ------
Options exercisable at September 30, 1996                182,847       $11.54
                                                        --------       ------
                                                        --------       ------

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1996, 1995 and 1994
(Continued)

MANAGEMENT RECOGNITION AND RETENTION PLANS. In connection with the Conversion and the IPO, the Company adopted, and its shareholders later ratified, two recognition and retention plans: The Long Island Savings Bank Management Recognition and Retention Plan for Executive Officers ("Officers MRP Plan") and The Long Island Savings Bank Management Recognition and Retention Plan for Non-Employee Directors ("Directors MRP Plan"). The purpose of these plans (collectively the "MRPs") is to provide officers and non-employee directors of the Bank with a proprietary interest in the Holding Company in a manner designed to encourage their retention with the Bank. Upon completion of the IPO, the Bank contributed $8.9 million to the MRPs to enable the MRPs to purchase an aggregate of 776,250 shares of Common Stock at $11.50 per share. This contribution represents deferred compensation which is initially recorded as a reduction to stockholders' equity and ratably charged to compensation expense over the vesting period of the stock awards granted.

OFFICERS MRP PLAN. Under the Officers MRP Plan, 543,375 shares were purchased for the benefit of executive officers and consultants. During the years ended September 30, 1995 and 1994, 156,931 and 185,522 shares, respectively, were granted. These awards vest ratably over five years measured from the date of grant. During the year ended September 30, 1996, 106,545 additional grants were awarded to employees based upon their length of service with the Bank and their officer status. The length of service awards vest over one year and the officer awards vest ratably over two years. At September 30, 1996, 128,167 shares are available for future grants. Immediate vesting of awards is deemed to occur upon change in control of the Holding Company or Bank, or upon death, disability or retirement of the participant. For the years ended September 30, 1996, 1995, and 1994 compensation expense in the accompanying Consolidated Statements of Operations includes $1.8 million, $1.4 million and $0.2 million, respectively, of expense relating to the awards under this plan.

DIRECTORS MRP PLAN. Under the Directors MRP Plan, 232,875 shares were purchased for the benefit of non-employee directors and 214,956 shares were granted at the date of Conversion. No additional shares were granted during the years ended September 30, 1996 and 1995. At September 30, 1996, 35,832 shares are available for future grants. Awards vest ratably over the life of the grant, however, immediate vesting is deemed to occur upon change in control of the Holding Company or Bank, or upon death, disability or retirement of the participant. For the years ended September 30, 1996, 1995 and 1994, compensation expense in the accompanying Consolidated Statements of Operations includes $0.5 million, $0.7 million and $0.2 million, respectively, of expense relating to the awards under this plan.
-------------------------------------------------------------------------------

(23)
COMMITMENTS AND
CONTINGENCIES


LEASES. The Bank is obligated under several non-cancelable operating lease agreements as of September 30, 1996. The future minimum rental payments required under these operating leases are as follows:

Year Ending September 30,                                             Amount

-------------------------------------------------------------------------------
                                                                 (In thousands)
1997                                                               $ 2,719
1998                                                                 2,478
1999                                                                 1,951
2000                                                                 1,307
2001                                                                   932
Thereafter                                                           5,085
                                                                   -------
                                                                   $14,472
                                                                   -------
                                                                   -------

PENDING LITIGATION. The Company is involved in various legal actions arising in the ordinary course of business, in addition to a class action lawsuit involving certain mortgage borrowers, which, in the aggregate, are believed by management to be immaterial to the financial position of the Company.

LOANS SOLD WITH RECOURSE. The Bank has sold loans with recourse obligations and has retained servicing on these loans which have outstanding principal balances of $289.5 million at September 30, 1996. At this time, the maximum exposure under the Bank's recourse obligations is $130.1 million. In general, recourse means that the Bank is obligated to remit to the investor the amount of contractual principal and interest due (less a servicing fee), regardless of whether these payments are actually received from the borrower. On completion of foreclosure, the entire balance of the loan must be remitted to the investor, regardless of whether the sale of the REO yields that amount. Although the Bank does not believe that its recourse obligations subject it to risk of material loss in the future, the Bank has established recourse reserves which at September 30, 1996 aggregated approximately $0.6 million. In addition, various securities have been pledged as collateral in order to secure performance of the Bank's obligations under certain mortgage pool purchase contracts.

-------------------------------------------------------------------------------

(24)
SIGNIFICANT
CREDIT RISK
CONCENTRATION

The Bank may be exposed to a concentration of credit risk from a regional economic standpoint since prior to fiscal 1995 loans were made primarily in the Metropolitan New York area. In an effort to help minimize this risk, the Bank began to originate or acquire loans on a nationwide basis in fiscal 1995. At September 30, 1996, approximately 43.46% of the Bank's real estate loans (excluding home equity loans) were derived from outside of New York, New Jersey and Connecticut.
-------------------------------------------------------------------------------

(25)
PARENT-ONLY
FINANCIAL
INFORMATION

Long Island Bancorp, Inc. operates a wholly-owned subsidiary, The Long Island Savings Bank, FSB. The earnings of the Bank are recognized by the Holding Company using the equity method of accounting. Accordingly, undistributed earnings of the Bank are recorded as increases in the Holding Company's investment in the Bank. The following are the condensed financial statements of Long Island Bancorp, Inc. (parent company only) as of September 30. The Holding Company had no results of operations prior to the Conversion on April 14, 1994.



CONDENSED STATEMENTS OF FINANCIAL CONDITION
                                                          September 30,
--------------------------------------------------------------------------
                                                        1996        1995
                                                      --------    --------
                                                            (In thousands)
Assets
Cash and cash equivalents (including interest-earning
  assets of $3,073 and $8,623, respectively)          $  3,871    $  8,628
Investment in debt securities, net:
  Held-to-maturity, net (estimated market value
  of $0 and $6,844)                                         --       6,858
  Available-for-sale                                    52,811      73,890
Investment in mortgage-backed securities, net:
  Held-to-maturity, net (estimated market value
  of $0 and $6,892)                                         --       6,873
  Available-for-sale                                    12,997       9,238
Accrued interest receivable, net                           232         204
Investment in subsidiary                               430,546     403,424
ESOP loan receivable                                    19,789      21,422
Receivable from subsidiary                                 140          --
Other assets                                             2,468         399
                                                      --------    --------
Total assets                                          $522,854    $530,936
                                                      --------    --------
                                                      --------    --------

Liabilities and Stockholders' Equity
Liabilities, net                                      $  3,760    $  4,762
Total stockholders' equity                             519,094     526,174
                                                      --------    --------
Total liabilities and stockholders' equity            $522,854    $530,936
                                                      --------    --------
                                                      --------    --------

CONDENSED STATEMENTS OF OPERATIONS

The condensed statements of operations for the years ended September 30, 1996 and 1995 and the period April 14, 1994 (date of Conversion) to September 30, 1994 are as follows:
                                          1996           1995          1994
------------------------------------------------------------------------------
                                                    (In thousands)
Interest income--securities             $ 4,239        $ 6,377     $ 2,266
Interest income--ESOP loan receivable     1,284          1,380         674
Dividends received from subsidiary       10,500         10,800          --
Expenses                                  (793)           (734)     (1,066)
                                        -------        -------     -------
Income before income taxes and equity
  in undistributed earnings of
  subsidiary                             15,230         17,823       1,874
Provision for income taxes              (1,553)         (2,738)       (889)
                                        -------        -------     -------
Income before equity in undistributed
  earnings of subsidiary                 13,677         15,085         985
Equity in undistributed earnings of
  subsidiary                             18,598         28,431      16,129
                                        -------        -------     -------
Net income                              $32,275        $43,516     $17,114
                                        -------        -------     -------
                                        -------        -------     -------

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1996, 1995 and 1994
(Continued)

CONDENSED STATEMENTS OF CASH FLOWS

The condensed statements of cash flows for the years ended September 30, 1996 and 1995 and the period April 14, 1994 (date of Conversion) to September 30, 1994 is as follows:

                                        1996           1995         1994
-----------------------------------------------------------------------------
                                                  (In thousands)
Operating activities:
  Net income                          $  32,275      $  43,516   $  17,114
  Adjustments to reconcile net
    income to net cash
    provided (used) by operating
    activities:
  Equity in the undistributed
    earnings of subsidiary              (18,598)       (28,431)    (16,129)
  Increase in other assets               (2,069)           (71)       (328)
  Accretion of discounts net of
    amortization of premium on
    debt securities and
    mortgage-backed securities           (1,023)        (3,155)     (1,515)
  Increase in accrued interest receivable   (28)           (81)       (123)
   (Decrease)/increase in other
    liabilities                          (1,002)         3,668       1,094
                                       --------      ---------    --------
    Net cash provided by operating
    activities                            9,555         15,446         113
                                       --------      ---------    --------
Investing activities:
  Purchases of debt securities         (265,351)      (704,074)   (388,812)
  Proceeds from maturities of and
    principal payments on debt
    securities                          279,602        682,897     311,702
  Proceeds from sale of debt
    securities                           15,485         19,989          --
  Purchases of mortgage-backed
    securities                               --             --     (19,122)
  Principal payments on
    mortgage-backed securities            2,956          2,286         720
  Advances/investment (to)
    from subsidiary                        (140)         9,760    (173,759)
  Principal payment on ESOP
    loan receivable                       1,633          1,650         712
                                       --------      ---------    --------
    Net cash provided (used) by
    investing activities                 34,185         12,508    (268,559)
                                       --------      ---------    --------
Financing activities:
  Net proceeds from the issuance
    of common stock                          --             --     273,147
  Cost to repurchase common stock       (42,043)       (17,812)         --
  Cash dividends paid on common stock    (8,524)        (7,892)         --
  Proceeds from the exercise of
    stock options                         2,070          1,677          --
                                       --------      ---------    --------
    Net cash (used) provided by
    financing activities                (48,497)       (24,027)    273,147
                                       --------      ---------    --------
(Decrease)/increase in cash
    and cash equivalents                 (4,757)         3,927       4,701
Cash and cash equivalents at
    beginning of period                   8,628          4,701          --
                                       --------      ---------    --------
Cash and cash equivalents at
    end of period                      $  3,871      $   8,628    $  4,701
                                       --------      ---------    --------
                                       --------      ---------    --------

------------------------------------------------------------------------------

(26)
SELECTED QUARTERLY
FINANCIAL DATA
(UNAUDITED)

The following table is a summary of operations by quarter for the years ended September 30, 1996 and 1995:



                                                                 For the Quarter Ended
------------------------------------------------------------------------------------------------------------------
                                     9/30/96   6/30/96   3/31/96  12/31/95   9/30/95   6/30/95   3/31/95  12/31/94
                                     -------   -------   -------  --------   -------   -------   -------  --------
                                                          (In thousands, except per share data)

Interest income                      $91,420   $87,862   $85,562   $86,727   $86,762   $82,709   $77,781   $73,963
Interest expense                      52,694    48,723    47,443    48,316    48,614    44,049    38,886    36,347
                                     -------   -------   -------   -------   -------   -------   -------   -------
Net interest income                   38,726    39,139    38,119    38,411    38,148    38,660    38,895    37,616
Provision for possible loan losses     1,500     1,600     1,500     1,600     1,500     1,500     1,355     2,115
                                     -------   -------   -------   -------   -------   -------   -------   -------
Net interest income after provision
  for possible loan losses            37,226    37,539    36,619    36,811    36,648    37,160    37,540    35,501
Non-interest income:
  Fee income:
    Loan fees and service charges        944       837       736       700       748       635       532       579
    Loan servicing fees                4,648     3,058     3,100     3,057     3,989     3,303     3,125     2,456
    Income from insurance and
    securities commissions               368       442       471       327       215       253       152       185
    Deposit service fees               1,518     1,463     1,496     1,460     1,446     1,449     1,520     1,502
                                     -------   -------   -------   -------   -------   -------   -------   -------
    Total fee income                   7,478     5,800     5,803     5,544     6,398     5,640     5,329     4,722
    Other income                       1,050       968     1,039       661     1,623       849       683       748
                                     -------   -------   -------   -------   -------   -------   -------   -------
    Total fee and other income         8,528     6,768     6,842     6,205     8,021     6,489     6,012     5,470
  Net gains (losses) on sale activity:
    Net gains on loans and
    mortgage-backed securities         2,676     2,195     2,497       625       616       924       993     1,029
    Net (losses)gains on investment
    in debt and equity securities        (88)      169        --       259         1      (349)   (1,050)     (526)
                                     -------   -------   -------   -------   -------   -------   -------   -------
    Total net gains (losses) on
      sale activity                    2,588     2,364     2,497       884       617       575       (57)      503
    Net (loss) gain on investment
    in real estate and premises         (276)    1,735       (14)    2,673       (95)    1,081       105       376
                                     -------   -------   -------   -------   -------   -------   -------   -------
Total non-interest income             10,840    10,867     9,325     9,762     8,543     8,145     6,060     6,349
Non-interest expense:
  General and administrative expense:
    Compensation, payroll taxes and
    fringe benefits                   16,812    14,255    13,625    13,277    11,544    13,632    14,175    12,092
    Advertising                        1,673     1,836     1,216     1,215     2,313       801       590       987
    Office occupancy and equipment     5,679     5,223     4,795     4,934     5,250     4,558     4,651     4,088
    Federal insurance premiums         2,287     2,292     2,259     2,217     2,206     2,226     2,227     2,302
    Other general and administrative
    expense                            5,327     4,951     4,127     4,207     4,562     4,411     4,756     3,372
                                     -------   -------   -------   -------   -------   -------   -------   -------
    Total general and
      administrative expense          31,778    28,557    26,022    25,850    25,875    25,628    26,399    22,841
  SAIF special assessment             18,657        --        --        --        --        --        --        --
  Net loss on real estate owned          559       637       389       505       522       533       288       447
                                     -------   -------   -------   -------   -------   -------   -------   -------
Total non-interest expense            50,994    29,194    26,411    26,355    26,397    26,161    26,687    23,288
                                     -------   -------   -------   -------   -------   -------   -------   -------
(Loss) income before income taxes     (2,928)   19,212    19,533    20,218    18,794    19,144    16,913    18,562
Provision for income tax
   (benefit) expense                  (1,026)    7,918     8,271     8,597     6,868     8,134     6,878     8,017
                                     -------   -------   -------   -------   -------   -------   -------   -------
Net (loss) income                    $(1,902)  $11,294   $11,262   $11,621   $11,926   $11,010   $10,035   $10,545
                                     -------   -------   -------   -------   -------   -------   -------   -------
                                     -------   -------   -------   -------   -------   -------   -------   -------
Primary (loss) earnings
  per common share                   $ (0.08)  $  0.47   $  0.46   $  0.47   $  0.47   $  0.45   $  0.41   $  0.43
                                     -------   -------   -------   -------   -------   -------   -------   -------
                                     -------   -------   -------   -------   -------   -------   -------   -------
Fully diluted (loss) earnings
  per common share                   $ (0.08)  $  0.47   $  0.46   $  0.47   $  0.47   $  0.45   $  0.41   $  0.43
                                     -------   -------   -------   -------   -------   -------   -------   -------
                                     -------   -------   -------   -------   -------   -------   -------   -------

                                                                        Page 63

Long Island Bancorp, Inc. and Subsidiary

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Long Island Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Long Island Bancorp, Inc. and subsidiary ("Company") as of September 30, 1996 and 1995 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three year period ended September 30, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statements of Financial Accounting Standards (SFAS) Nos. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and 109, "Accounting for Income Taxes," effective October 1, 1993.



    /s/KPMG PEAT MARWICK LLP


Jericho, New York
October 22, 1996

Long Island Bancorp, Inc. and Subsidiary

MARKET PRICE OF COMMON STOCK

Long Island Bancorp, Inc. common stock is traded on the NASDAQ national market under the symbol "LISB". The following table shows the high, low and closing sales price of the Common Stock during the periods indicated. The Common Stock began trading April 14, 1994.

1995                                      High             Low          Closing
------------------------------------------------------------------------------
First Quarter                            $15.875         $12.125        $14.625
Second Quarter                           17.500          14.000         17.500
Third Quarter                             20.250        17.125         19.000
Fourth Quarter                           28.625          18.625         24.500

1996
----
First Quarter                            $26.750         $22.375        $26.375
Second Quarter                           29.625          24.375         28.125
Third Quarter                             31.000        26.875         30.563
Fourth Quarter                           33.250          27.500         28.875

As of September 30, 1996, the Company had approximately 3,981 shareholders of record, not including the number of persons or entities holding stock in nominee or street name through various brokers and banks. There were 24,644,157 shares of Common Stock shares outstanding at September 30, 1996. Dividends of ten cents per Common Share have been paid to shareholders as follows:

Declaration Date                 Record Date              Payment Date
-------------------------------------------------------------------------------
December 21, 1995              January 16, 1996          February 14, 1996
March 26, 1996                   April 15, 1996               May 15, 1996
June 25, 1996                     July 17, 1996            August 16, 1996
September 24, 1996             October 16, 1996          November 15, 1996


Long Island Bancorp, Inc. and Subsidiary

SHAREHOLDER INFORMATION

BOARD OF DIRECTORS            CORPORATE OFFICES                 STOCK LISTING

John J. Conefry, Jr.,         Long Island Bancorp, Inc.         Long Island Bancorp Inc.'s
Chairman                      201 Old Country Road              common stock is traded on the
                              Melville, NY 11747                Nasdaq National Market under
                                                                the symbol "LISB". Stock
Bruce M. Barnet                                                 Quotes are included in
Clarence M. Buxton                                              the Nasdaq National Market
Edwin M. Canuso               ANNUAL MEETING                    stock tables published in
Richard F. Chapdelaine                                          leading dailies and other
Brian J. Conway               The Annual Meeting of             business publications.
Robert J. Conway              Shareholders                      In The Wall Street Journal
Frederick DeMatteis           will be held Tuesday,             we are listed as "LI Bncp".
George R. Irvin               February 18, 1997 at              In The New York Times
Herbert J. McCooey            9:30 AM at the Huntington         we are listed as "LI Bcp".
Lawrence W. Peters            Hilton located on Route 110 at    In Newsday we are listed
Robert S. Swanson, Jr.        598 Broadhollow Road,             as "LI Bancrp".
Dr. James B. Tormey           Melville, NY. Notice of the
Leo J. Waters                 meeting, a proxy statement and    ANNUAL REPORT ON
Donald D. Wenk                proxy form are included with      FORM 10-K
Troy J. Baydala               this mailing to shareholders
  (Director Emeritus)         of record as of December          A copy of the Company's 1996 annual
                              23, 1996.                         report on Form 10-K (without
                                                                exhibits), which has been filed
                                                                with the Securities and Exchange
EXECUTIVE OFFICERS                                              Commission and the annual report
John J. Conefry, Jr.,         INDEPENDENT AUDITORS              pursuant to Section 112 of the
Chairman, President and                                         FDIC Improvement Act of 1991 will
Chief Executive Officer       KPMG Peat Marwick LLP             be furnished to shareholders
                              Jericho, New York                 without charge, upon written
Bruce M. Barnet,                                                request to:
Executive Vice President      SHAREHOLDER AND
Department                                                      Investor Relations
and Director of Real Estate   GENERAL INQUIRIES                 Long Island Bancorp, Inc.
and Development                                                 201 Old Country Road
                                                                Melville, NY  11747

Joseph P. Bryant,             Shareholders, analysts and others
Executive Vice President      interested in additional          WORLD WIDE WEB SITE:
and Chief Mortgage Officer    information may contact
                              Mary M. Feder,                    http://www.lisb.com
Mark Fuster,                  Vice President,
Executive Vice President      Investor Relations                CUSTOMER SERVICE:
and Chief Financial Officer   at (516) 547-2607.
                                                                1-800-THE-LISB
W. Douglas Singer,            STOCK TRANSFER AGENT
Executive Vice President      AND REGISTRAR                     BANK BY PHONE:
and Treasurer
                              Inquiries regarding stock         694-9010
Robert T. Volk,               transfer, lost certificates,      From the 516, 212, 718 and
                                                                914 area codes
Executive Vice President and  or changes in
Director of Consumer Banking  name and/or address should be
                              directed to the stock transfer    Available 8:00 AM - 8:00
                                                                PM Monday-Friday and
SENIOR VICE PRESIDENTS OF     agent and registrar:              8:00 AM - 3:00 PM Saturday
THE LONG ISLAND SAVINGS
Saturday
BANK, FSB                     ChaseMellon Shareholder
                              Services, L.L.C.
Roberta E. Cashwell           Customer Service Department
Karen M. Cullen               P.O. Box 590
Louis A. Iannaccone           Ridgefield Park, NJ 07660
Arthur D. McDermott           (800) 465-7038
Anthony J. Morris
John B. Pettit
William A. Purschke
John Talotta
Roger Teurfs
