Form 10-K405, Exhibit 13
period 1997-09-30
LONG ISLAND BANCORP INC
filed 1997-12-29
CIK 916837

Long Island Bancorp, Inc. and Subsidiary

FINANCIAL REVIEW

                                  partnerships
                                              profitability

TABLE OF CONTENTS


Selected Financial Data..................................................... 10

Glossary of Financial Terms................................................. 13

Management's Discussion and Analysis
of Financial Condition and Results of Operations............................ 15

Consolidated Statements of Financial Condition.............................. 29

Consolidated Statements of Operations....................................... 30

Consolidated Statements of
Changes in Stockholders' Equity............................................. 31

Consolidated Statements of Cash Flows....................................... 32

Notes to Consolidated Financial Statements.................................. 33

Independent Auditors' Report................................................ 62

Market Price of Common Stock................................................ 63

Branch Locations............................................................ 64

Mortgage Origination Offices................................................ 65

Directors, Officers and Shareholder Information............................. 66

Long Island Bancorp, Inc. and Subsidiary


SELECTED FINANCIAL DATA


                                                               At September 30,
-------------------------------------------------------------------------------------------------------

                                          1997           1996         1995         1994         1993
                                        ----------   ----------    ----------   ----------   ----------

                                                                (In thousands)
SELECTED FINANCIAL DATA:
Total assets                            $5,930,784   $5,363,791    $4,901,622   $4,516,137   $3,990,731
Loans receivable held
   for investment, net                   3,484,094    3,040,837     1,994,741    1,630,820    1,760,455
Allowance for possible loan losses          33,881       33,912        34,358       35,713       33,951
Mortgage-backed securities, net(1)       1,830,694    1,740,202     2,276,750    2,060,793    1,386,115
Investment in debt and equity
   securities, net(2)                      138,578      180,650       289,247      433,840      351,415
Loans sold with recourse(3)                487,102      289,464       250,423      201,083      223,032
Loans held for sale, net                   157,617       57,969        49,372        7,956      148,393
Total non-performing loans(4)               47,074       53,166        55,676       54,036      145,316
Real estate owned, net                       6,643        8,155         8,893        7,187       25,812
Total non-performing assets(5)              53,717       61,321        64,569       61,223      171,128
Total loans delinquent 60-89 days           15,500       12,002        11,960       11,925       24,801
Mortgage servicing rights, net(6)           41,789       29,687        11,328          759          957
Excess of cost over fair value
   of net assets acquired                    5,069        5,265         2,789           --           --
Deposits                                 3,730,503    3,633,010     3,573,529    3,567,815    3,617,600
Borrowed funds, net                      1,501,456      978,023       633,675      325,022       44,500
Stockholders' equity-partially
   restricted(7)(8)(9)                     546,375      519,094       526,174      493,709      211,630

(1) Includes $1.8 billion, $1.7 billion, $938.8 million, $818.3 million and $845.0 million of mortgage-backed securities available-for-sale carried at market value as of September 30, 1997, 1996, 1995, 1994 and 1993, respectively.
(2) Includes $138.6 million, $180.7 million, $233.4 million, $348.2 million and $340.4 million of debt and equity securities available-for-sale carried at market value as of September 30, 1997, 1996, 1995, 1994 and 1993, respectively.
(3) Loans sold with recourse represent the outstanding principal amount of residential property loans with the majority of these loans having been securitized with Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC").
(4) Non-performing loans are those loans placed on non-accrual status (including restructured loans that, in the opinion of Long Island Bancorp, Inc. and subsidiary ("Company"), have not yet demonstrated a sufficient payment history to warrant return to performing status).
(5) Non-performing assets include non-performing loans and real estate owned, net.
(6)   Includes mortgage servicing rights purchased and originated.
(7) Includes $12.9 million, $6.6 million, $6.9 million, $(3.1) million and $19.9 million after tax from unrealized gains (losses) from debt, equity and mortgage-backed securities available-for-sale at September 30, 1997, 1996, 1995, 1994 and 1993, respectively, in accordance with Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities."
(8)   Prior to April 14, 1994, represented Retained income-partially restricted.
(9) The increase to September 30, 1994 from September 30, 1993 was primarily due to the initial public offering of Long Island Bancorp, Inc. common stock that occurred April 14, 1994.

Long Island Bancorp, Inc. and Subsidiary

SELECTED FINANCIAL DATA
(Continued)

                                                             For the Years Ended September 30,
----------------------------------------------------------------------------------------------------------
                                                    1997        1996      1995        1994        1993
                                                  ---------   --------  ---------   ---------   ---------
                                                        (In thousands, except per share data)
SELECTED OPERATING DATA:
Interest income                                   $ 399,049   $351,571  $ 321,215   $ 272,157   $ 340,629
Interest expense                                    239,488    197,176    167,896     130,104     177,193
                                                  ---------   --------  ---------   ---------   ---------
Net interest income                                 159,561    154,395    153,319     142,053     163,436
Provision for possible loan losses                    6,000      6,200      6,470      11,955      47,288
                                                  ---------   --------  ---------   ---------   ---------
Net interest income after provision for
   possible loan losses                             153,561    148,195    146,849     130,098     116,148
Non-interest income:
     Fees and other income                           27,520     28,343     25,992      21,688      18,471
     Net gains on sale activity                      11,399      8,333      1,638       1,920      57,734
     Net (loss) gain on investment in
       real estate and premises                      (1,205)     2,028       (323)     (4,790)    (12,419)
                                                  ---------   --------  ---------   ---------   ---------
Total non-interest income                            37,714     38,704     27,307      18,818      63,786
                                                  ---------   --------  ---------   ---------   ---------
Non-interest expense:
   General and administrative expense               108,084    111,553    100,532      99,972     108,750
   SAIF special assessment                               --     18,657         --          --          --
   Litigation expense--goodwill lawsuit               1,101        370         --          11         182
   Amortization of excess of cost over fair
     value of net assets acquired                       458        284        211          --      47,222
   Write-off of excess of cost over
     fair value of net assets acquired(1)                --         --         --          --      70,809
                                                  ---------   --------  ---------   ---------   ---------
Total non-interest expense                          109,643    130,864    100,743      99,983     226,963
                                                  ---------   --------  ---------   ---------   ---------
Income (loss) before income taxes and
   cumulative effect of accounting changes           81,632     56,035     73,413      48,933     (47,029)
Provision for income taxes                           32,212     23,760     29,897      18,046      11,504
                                                  ---------   --------  ---------   ---------   ---------
Income (loss) before cumulative effect of
   accounting changes                                49,420     32,275     43,516      30,887     (58,533)
Cumulative effect of changes in accounting(1)(2)         --         --         --       8,648    (323,545)
                                                  ---------   --------  ---------   ---------   ---------
Net income (loss)                                 $  49,420   $ 32,275  $  43,516   $  39,535   $(382,078)
                                                  =========   ========  =========   =========   =========
Primary earnings per common share(3)              $    2.09   $   1.33  $    1.73   $    0.70        N/A
                                                  =========   ========  =========   =========
Fully diluted earnings per common share(3)        $    2.08   $   1.33  $    1.71   $    0.70        N/A
                                                  =========   ========  =========   =========

(1) The Company adopted Statement of Financial Accounting Standards No. 72 ("SFAS 72"), "Accounting for Certain Acquisitions of Banking or Thrift Institutions" as of October 1, 1992, which resulted in a reduction in the excess of cost over fair value of net assets acquired and a cumulative charge to income of $323.5 million. The Company wrote-off the remaining balance of the then existing excess of cost over fair value of net assets acquired of $70.8 million after fiscal 1993 amortization of $47.2 million.
(2) The Company adopted Statement of Financial Accounting Standards No. 106 ("SFAS 106"), "Employers' Accounting for Postretirement Benefits Other Than Pensions" and Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes" as of October 1, 1993, which resulted in a cumulative charge to income of $10.7 million and a cumulative credit to income of $19.4 million, respectively.
(3) Primary and fully diluted earnings per common share ("EPS") for the years ended September 30, 1997, 1996 and 1995 are calculated by dividing income by the sum of the weighted average number of shares of common stock outstanding and the weighted average number of shares issuable under the Company's stock benefit plans that have a dilutive effect on EPS. For the year ended September 30, 1994, EPS is based upon the weighted average number of shares of common stock outstanding and was determined based upon income earned during the period April 14, 1994 through September 30, 1994. The weighted average number of shares issuable under the Company's stock benefit plans were not materially dilutive and therefore were excluded from the calculation of EPS.

Long Island Bancorp, Inc. and Subsidiary

SELECTED FINANCIAL DATA
(Continued)

                                                                    At or For the Year Ended September 30,
----------------------------------------------------------------------------------------------------------------------
                                                           1997         1996         1995         1994         1993
                                                        ----------   ----------   ----------   ----------   ----------
                                                                            (Dollars in thousands)
SELECTED FINANCIAL RATIOS
AND OTHER DATA:

Performance Ratios:
Return on average assets(1)                                   0.86%        0.64%        0.93%        0.91%       (7.57)%
Return on average stockholders' equity(1)                     9.33         6.16         8.52        11.41      (147.93)
Average stockholders' equity to average assets(2)             9.22        10.43        10.90         7.93         5.11
Stockholders' equity to total assets(3)                       9.21         9.68        10.73        10.93         5.30
Tangible stockholders' equity to total assets(4)              8.94         9.57        10.67        10.93         5.30
Interest rate spread during period                            2.57         2.89         3.10         3.30         3.46
Net interest margin                                           2.91         3.24         3.44         3.47         3.47
Operating expenses to average assets(5)                       1.88         2.22         2.15         2.29         2.15
Efficiency ratio(6)                                          57.78        61.05        56.07        61.05        59.78
Average interest-earning assets to
   average interest-bearing liabilities                     107.73       108.60       109.25       105.36       100.22
Net interest income to operating expenses(7)                 1.48x        1.38x        1.52x        1.42x        1.50x

Asset Quality Ratios:
Non-performing loans to total gross loans(8)                  1.28%        1.70%        2.67%        3.20%        7.42%(9)
Non-performing assets to total assets(8)                      0.91         1.14         1.32         1.36         4.29(9)
Allowance for possible loan losses to
   non-performing loans                                      71.97        63.79        61.71        66.09        23.36

Other Data:
Loan originations and purchases                         $2,668,368   $2,464,963   $1,118,201   $  497,900   $  545,926
Loans serviced for others                               $4,548,162   $3,682,399   $2,563,866   $1,687,512   $1,669,787
Average deposits per branch                             $  106,503   $  100,917   $   99,265   $   96,427   $   95,200
Number of deposit accounts                                 385,336      396,986      391,217      381,606      402,238

Facilities:
Full-service customer service facilities                        35           36           36           37           38
Regional lending offices                                        22           25           16            5            5

(1) For fiscal 1993 the cumulative charge to income for the adoption of SFAS 72 and the subsequent write-off of the remaining balance of the excess of cost over fair value of net assets acquired in fiscal 1993 are reflected in net income and stockholders' equity. For fiscal 1994, the cumulative charge and credit for the adoption of SFAS 106 and SFAS 109, respectively, are reflected in net income and stockholders' equity. For fiscal 1996, exclusive of the one-time SAIF assessment, return on average assets and return on average stockholders' equity would have been 0.86% and 8.20%, respectively.
(2) For fiscal 1996, exclusive of the one-time SAIF assessment, average stockholders' equity to average assets would have been 10.44%.
(3) For fiscal 1996, exclusive of the one-time SAIF assessment, stockholders' equity to total assets would have been 9.88%.
(4) For purposes of calculating these ratios, stockholders' equity and total assets have been reduced by the excess of cost over fair value of net assets acquired.
(5) Amount is determined by dividing total general and administrative expense by average assets.
(6) Amount is determined by dividing total general and administrative expense by net interest income before the provision for possible loan losses plus total fee and other income.
(7) Amount is determined by dividing net interest income before provision for possible loan losses by total general and administrative expense.
(8) Non-performing loans excludes loans which have been restructured and are accruing and performing in accordance with the restructured terms. Restructured accruing loans totalled $9.1 million, $11.8 million, $12.1 million, $12.8 million and $8.9 million at September 30, 1997, 1996, 1995, 1994 and 1993, respectively.
(9) Includes the effect of $25.0 million and $5.0 million reduction in carrying value in September 1993 relating to a bulk sale of non-performing loans and other real estate owned, respectively. Excluding the effect of such reduction in carrying value, the Bank's ratio of non-performing loans to total gross loans and non-performing assets to total assets would have been 8.56% and 5.01%, respectively.

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

LEVERAGE RATIO--A ratio of equity to assets, defined as period-end Tier 1 capital less goodwill as a percentage of average assets.

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

Long Island Bancorp, Inc. and Subsidiary

GLOSSARY OF FINANCIAL TERMS
(Continued)

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

Long Island Bancorp, Inc. and Subsidiary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

General Long Island Bancorp, Inc. ("the Holding Company") was formed in December 1993 to serve as the holding company for The Long Island Savings Bank, FSB ("the Bank"). The Holding Company is headquartered in Melville, New York and its primary business consists of the operations of the Bank, its wholly-owned subsidiary. The Holding Company had no operations prior to April 14, 1994, the date on which the Bank completed its conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank. The results of operations prior to that date reflect only those of the Bank and its subsidiaries.

                        The Bank's principal business has been and continues to be attracting retail deposits from the general public and investing those deposits, together with funds generated from operations, primarily in one-to-four family, owner occupied residential mortgage loans. In addition, from time to time depending on market conditions, the Bank will invest in mortgage-backed and asset-backed securities to supplement its lending portfolio. The Bank also invests, to a lesser extent, in residential multi-family, commercial and consumer loans and other marketable securities. In addition, the Bank and the Holding Company (collectively "the Company") invest in U.S. government and federal agency securities, investment grade preferred stock and Federal Funds.

--------------------------------------------------------------------------------
Goodwill The Bank was organized in 1876 as a New York State chartered mutual savings bank. In December 1982, the Bank converted to a federal mutual savings bank and changed its name from The Long Island Savings Bank to The Long Island Savings Bank, FSB ("Syosset"). The Bank's deposits are insured to the maximum allowable amount by the Savings Association Insurance Fund ("SAIF") which is administered by the Federal Deposit Insurance Corporation ("FDIC").

                        In 1983, with the assistance of the Federal Savings and Loan Insurance Corporation ("FSLIC") as set forth in an assistance agreement ("Assistance Agreement"), Syosset acquired, as a wholly-owned subsidiary, The Long Island Savings Bank of Centereach, FSB ("Centereach"). Syosset and Centereach reported to the Federal Home Loan Bank Board of New York ("FHLB-NY"), forerunner of the Office of Thrift Supervision ("OTS"), as two separate entities. In 1986, with FSLIC assistance, Syosset acquired Flushing Federal Savings and Loan Association ("Flushing Federal") by merger.

                        The FSLIC-assisted supervisory acquisitions of Centereach and Flushing Federal were accounted for using the purchase method of accounting which resulted in supervisory goodwill (the excess of cost over fair value of net assets acquired), an intangible asset, of $656.8 million. Of the $656.8 million of supervisory goodwill, $625.4 million was recorded on Centereach's balance sheet and $31.4 million on Syosset's balance sheet. Such goodwill was included in each bank's regulatory capital. The Assistance Agreement relating to Syosset's acquisition of Centereach provided for the inclusion of goodwill as an asset on Centereach's balance sheet, to be amortized over 40 years for regulatory purposes and includible in capital. Pursuant to the regulations adopted by the OTS to implement the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), the regulatory capital requirement of each bank increased and the amount of supervisory goodwill that each bank could include in its regulatory capital decreased significantly. At September 30, 1989, on a stand-alone basis, Syosset, excluding supervisory goodwill, exceeded the capital requirements of FIRREA. At that date, however, Centereach, excluding supervisory goodwill, did not meet any of the three required FIRREA capital ratios mandated by the OTS and had negative tangible capital as defined in the OTS regulations.

                        On August 15, 1989, Syosset and Centereach filed suit against the US government seeking damages and/or other appropriate relief on the grounds, among others, that the government had breached the terms of the Assistance Agreement. The suit is pending before Chief Judge Loren Smith in the United States Court of Federal Claims and is entitled Long Island Savings Bank, FSB. et al. v. United States. The case had been stayed pending disposition by the United States Supreme Court of three related supervisory goodwill cases ("the Winstar cases"). On July 1, 1996 the Supreme Court ruled in the Winstar cases the government had breached its contracts with the Winstar parties and was liable in damages for those breaches. Thereafter, the stay applicable to the Bank's case and other Winstar-related cases was lifted.

                        On November 1, 1996, the Bank filed a motion for summary judgment on liability. On January 27, 1997, the government filed a response opposing the Bank's motion and cross-moving for summary judgment. No decision has been rendered on the Bank's motion or the government's cross-motion.

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

--------------------------------------------------------------------------------
Financial Condition     At September 30, 1997 total assets were $5.9 billion, an
                        increase of $567.0 million since September 30, 1996. The growth in assets is predominately attributable to an increase of $542.9 million in total net loans receivable held for investment and for sale. The growth in total loans receivable reflects the Company's emphasis on residential lending. Loan volume for the year ended
                        September 30, 1997 was $2.7 billion, an increase of $203.4 million since September 30, 1996.

                        The Company remains committed to increasing the volume of one-to-four family mortgage loans and to improving the efficiency and lowering the cost of loan originations through increased automation of loan application and processing procedures. In order to increase the volume of loan originations, the Company continues to actively manage its origination channels by increasing the productivity of the loan representatives in the Company's 22 regional lending centers while leveraging the existing customer base at each of the Company's consumer banking branches. The Company has also expanded its telemarketing efforts to solicit loans while utilizing the Company's technological capabilities and the Internet as another origination channel.

                        Total liabilities increased by $539.7 million to $5.4 billion at September 30, 1997 from $4.8 billion at September 30, 1996 principally reflecting additional borrowed funds of $523.4 million and an increase in deposits of $97.5 million. Historically, the Company has relied on its deposit base as its principal source of funding. The Company places major emphasis on its core deposit relationships, consisting of passbook accounts, NOW accounts, statement savings, money market and non-interest-bearing demand accounts, which typically tend to be more stable than other sources of funding. The Company's core deposits as a percentage of total deposits decreased to 43.26% at September 30, 1997 from 46.08% at September 30, 1996. Management believes that this decrease is attributable in part to a flattening of the yield curve and a shift in customer preference towards short-term certificate accounts. The Company continues to emphasize quality customer service to attract and retain core deposits as opposed to soliciting time deposit accounts with higher yields.

                        Stockholders' equity totalled $546.4 million at September 30, 1997, an increase of $27.3 million from September 30, 1996. This increase primarily reflects earnings of $49.4 million, an increase in unrealized gains on securities classified as available-for-sale, net of tax, of $6.3 million, and $6.6 million related to the Company's stock benefit plans. These increases were partially offset by the purchase of treasury stock, net of shares issued for the exercise of stock options, of $21.7 million and the declaration of $13.3 million in dividends.

--------------------------------------------------------------------------------

Liquidity, Regulatory   GENERAL. The Company's primary sources of funds are
Capital and             deposits and proceeds from principal and interest
Capital Resources       payments on loans, mortgage-backed securities ("MBS's")
                        and other securities. While maturities and scheduled amortization of loans and MBS's are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company often uses borrowings as an alternative and sometimes a less costly source of funds. The Company's primary sources of borrowings are through the sales of securities under agreements to repurchase
                        ("reverse-repurchase agreements"), a funding note issued in fiscal 1996 and a medium-term note issued in fiscal
                        1997.

                        The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied at the direction of the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio is currently 5.00%. The Bank's liquidity ratios were 8.05%, 9.34% and 12.35% at September 30, 1997, 1996 and 1995,
                        respectively. Currently, the Bank maintains a liquidity ratio substantially above the regulatory requirements.

                        The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At September 30, 1997, cash and cash equivalents and short-term and intermediate-term investments available-for-sale totalled $65.5 million.

                        The primary investment activity of the Bank is the origination and purchase of real estate loans and other loans. During the years ended September 30, 1997 and 1996, the Bank originated or purchased real estate loans in the amounts of $2.6 billion and $2.4 billion, respectively, and commercial and other loans in the amounts of $102.3 million and $89.8 million, respectively.

                        Included in the 1997 real estate loan purchases is $227.5 million, representing the bulk purchase of loans. The Bank purchases MBS's to reduce liquidity not otherwise required to meet loan demand. Purchases of MBS's totalled $300.1 million and $152.3 million for the years ended September 30, 1997 and 1996, respectively. Other investing activities include investing in U.S. government securities, federal agency obligations and asset-backed securities.

                        During fiscal 1997, the Company purchased 732,500 shares of treasury stock at a cost of $24.0 million. The costs incurred in the purchase of treasury stock were partially mitigated by the reissuance of 111,267 shares and the related tax benefits stemming from the exercise of stock options which totalled $2.6 million. As of September 30, 1997, the Company owned 2,793,540 shares of treasury stock which represents 3,230,034 shares acquired at an aggregate cost of $83.9 million offset by the cumulative reissuance of 436,494 shares and the related tax benefits stemming from the exercise of stock options which totalled $8.8 million.

                        Liquidity management of the Company is both a daily and long-term component of management's strategy. Excess funds are generally invested in short-term and intermediate-term securities. In the event that the Bank should require funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advances, reverse-repurchase agreements and additional borrowings of $700.0 million under the Bank's medium-term note program. In addition, the Bank may access funds, if necessary, through lines of credit totaling $150.0 million at September 30, 1997 from an unrelated financial institution.

                        At September 30, 1997, the Bank had outstanding commitments to originate or purchase loans of $482.6 million which includes commitments to extend credit and $200.2 million outstanding commitments to purchase investment securities. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from September 30, 1997 totalled $1.4 billion. Management believes, based on historical experience, that a significant portion of such deposits will remain with the Bank.

                        REGULATORY CAPITAL POSITION. Under capital adequacy guidelines and the regulatory framework for prompt corrective action ("PCA"), the Bank must meet specific capital guidelines that involve qualitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices.

                        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of tangible capital, core capital and total risk-based capital. At September 30, 1997, the Bank had a tangible capital ratio of 7.72%, a core capital ratio of 7.72%, and a total-risk based capital ratio of 16.22%, as compared with the required regulatory capital ratios of 1.50%, 3.00% and 8.00%, respectively. At September 30, 1997, the Bank met the criteria to be considered a "well-capitalized" institution for certain regulatory purposes.

--------------------------------------------------------------------------------
Asset Quality           Asset quality continues to remain stable as
                        non-performing loans decreased to $47.1 million at September 30, 1997 from $53.2 million at September 30,
                        1996, reflecting continued improvements in the local economy and the continued stabilization of real estate market values in the New York metropolitan region, the Bank's historical primary lending area. The ratio of the allowance for possible loan losses to non-performing loans increased to 71.97% at September 30, 1997 from 63.79% at September 30, 1996. Additionally, the ratio of non-performing loans to total gross loans improved by 42 basis points to 1.28% at September 30, 1997 from 1.70% at September 30, 1996 and the ratio of non-performing assets to total assets improved by 23 basis points to 0.91% at September 30, 1997 from 1.14% at September 30,
                        1996. The improvement in each of these ratios is due to the reduction in non-performing loans and non-performing assets, coupled with the respective growth in total gross loans and total assets. Net charge-offs declined to $6.0 million in fiscal 1997, the lowest level in the past eight years.

                        Management believes that a portion of the Company's non-performing assets is attributable to the low documentation loans (as defined below) previously originated by the Company. During the 1986 to 1989 period, the Company originated a significant number of one-to-four family mortgage loans without verification of the borrower's financial condition or employer verification of the borrower's level of income if the borrower's financial condition and stated income were considered reasonable for the employment position held ("low documentation loans"). The Company has experienced higher delinquency and default rates on such loans, as compared to fully underwritten one-to-four family loans, and in recognition thereof, the Company discontinued the origination of low documentation loans in 1990. The Company is unable to determine the aggregate dollar amount of low documentation loans originated between 1986 and 1989 which still remain outstanding. At September 30, 1997, however, approximately $472.8 million, or 14.86% of the Company's one-to-four family residential loan and co-operative

Long Island Bancorp, Inc. and Subsidiary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Continued)

                        apartment loan portfolios consisted of loans originated during the 1986 to 1989 period, down from $536.1 million, or 19.25%, at September 30, 1996. To the extent such loans include a significant amount of low documentation loans, the Company's delinquency and default rates could be adversely impacted which may result in material losses. From time to time, on a selective basis, the Company originates loans that involve limited verification of the borrower's level of income or financial condition ("limited documentation loans"). All such limited documentation loans are intended to conform to secondary market investor guidelines.

--------------------------------------------------------------------------------
Managing Interest Rate
Risk Interest rate risk is defined as the sensitivity of the Company's current and future earnings to changes in the level of market interest rates. It arises in the ordinary course of the Company's business, as the repricing characteristics of its mortgage loans do not necessarily match those of its deposit and borrowed funds liabilities. The Company seeks to reduce its exposure to interest rate risk through the origination and retention of adjustable rate mortgage ("ARM") loans, which at September 30, 1997 represented 93.08% of the Company's total gross loans excluding loans held for sale. The Company also maintains MBS's and a mortgage-related securities portfolio which consists primarily of ARM-backed securities and fixed rate MBS's with remaining estimated lives of less than five years. In an effort to meet the needs of its customers, the Company continues to originate fixed rate loans. These loans, however, are originated for immediate sale in the secondary mortgage market to Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC") or other investors. The Company sells loans to investors on both a servicing released and servicing retained basis. At September 30, 1997, the Company's portfolio of loans serviced for investors was approximately $4.6 billion. During fiscal 1997 as interest rates decreased, loan prepayments rose and fixed loans have been in greater demand. However, this trend may reverse if interest rates increase.

                        In its securities portfolio, the Company has emphasized maintaining adequate liquidity, particularly through amortizing short-term and intermediate-term investment instruments. Management believes that its policy of emphasizing lower-cost core deposits also limits interest rate risk as these deposits are considered by management to have relatively low volatility.

                        To a lesser degree, the Company has the ability to manage its interest rate risk through the use of derivative financial instruments. During fiscal 1997, the Company entered into a five year interest rate swap agreement, with a notional amount of $300.0 million. The Company does not expect to significantly increase its utilization of derivative financial instruments in the future; however, it may enter into such agreements from time to time to manage its interest rate risk exposure.

--------------------------------------------------------------------------------
Interest Rate           Interest rate sensitivity may be analyzed by examining
Sensitivity Analysis    the extent to which assets and liabilities are "interest
                        rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest-earning assets maturing or repricing exceeds the amount of interest-bearing liabilities maturing or repricing within the same period. A gap is considered negative when the amount of interest-bearing liabilities maturing or repricing exceeds the amount of interest-earning assets maturing or repricing within the same period. Generally, in a rising interest rate environment, an institution with a positive gap would generally be expected, absent the effects of other factors, to experience a greater increase in the yield of its assets relative to the cost of its liabilities and thus increase earnings. Conversely, the cost of funds for an institution with a positive gap would generally be expected to decline less quickly than the yield on its assets in a falling interest rate environment. Changes in interest rates generally have the opposite effect on an institution with a negative gap.

                        In the current interest rate environment, the Company has been investing primarily in adjustable rate real estate loans with various maturities. In addition, the Company also invests in federal agency and MBS's and asset-backed securities with adjustable rates or, in the case of fixed rate securities, estimated maturities shorter than five years, and has generally refrained from investing in fixed rate assets with longer estimated term maturities. As a result of this strategy, at September 30, 1997, the Company's total interest-bearing liabilities maturing or repricing within one year exceeded its total interest-earning assets maturing or repricing in the same time by $437.9 million, representing a one year cumulative negative gap ratio of 7.38% ver-sus a positive gap of $381.9 million and 7.12% at September 30, 1996. The change in the cumulative one year gap is attributable to higher borrowings repricing within one year, as adjusted for the effects of the interest rate swap, coupled with the net reduction in real estate loans repricing within one year. The Company closely monitors its interest rate risk as such risk relates to its operational strategies. The Company's strategy continues to be to maintain a positive gap position; however, there can be no assurance that the Company will be able to return to a positive gap position or that its strategies will not continue to result in a negative gap position in the future. The Company has not attempted to retain short-term certificate of deposit accounts or increase core deposits by maintaining interest rates above those offered by its competitors. Instead, the Company has attempted to encourage long-term depositors to maintain their accounts with the Company through expanded customer service. To the extent that the Company's core deposits run-off at a more rapid rate than the Company's assumptions on such deposits, the Company's current negative gap position could be further negatively impacted. While the Company has experienced some run-off in its core deposits, there can be no assurance that such a run-off will not increase in the future if depositors continue to seek higher yielding investments.

                        Interest rate contracts such as interest rate swaps, caps, floors and collars may be used to hedge interest rates on certain assets and liabilities. The notional amounts of these instruments are not reflected in the Company's balance sheet, but are included in the interest rate sensitivity table for purposes of analyzing interest rate risk.

                        The Company uses earning simulations, duration, and gap analysis to analyze and project future interest rate risk. Computer generated scenarios are based on various assumptions including: expected changes in the level of interest rates and the shape of the yield curve, pricing strategies, portfolio embedded option impacts and growth, volume and mix alternatives for each portfolio. Projected statements are evaluated on a rolling 12 month period. Duration measures the interest rate sensitivity of all financial instruments based on their weighted average term to maturity of all cash flows. The Asset/Liability Committee ("ALCO") evaluates decisions in a risk return trade-off framework to ensure that the level of interest rate risk exposure incurred does not exceed prudent levels. Specific limits for variation of net interest income and net portfolio value under various interest rate scenarios are set annually by ALCO and approved by the Board of Directors.

                        The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at September 30, 1997, which are anticipated by the Company, based on certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown to reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual terms of the asset or liability. Prepayment assumptions ranging from 0% to 15% per year were applied, dependent upon the loan type and coupon. Run-off rate assumptions for passbook savings, statement savings, NOW and money market accounts, in the one year or less category are 51%, 51%, 40% and 100%, respectively, rather than the OTS assumptions which, in the one year or less period are 17%, 17%, 37% and 79%, respectively. These withdrawal rates and prepayment assumptions are based on assumptions and analyses prepared internally and are used in preparing the Regulatory Thrift Bulletin-13 Report and quarterly management reports. These assumptions were used rather than the assumptions published by the OTS because management believes they are more indicative of the actual prepayments and withdrawals experienced by the Company. The assumptions do not reflect any increases or decreases in interest rates paid on various categories of deposits (whether by the Company or in general) since September 30, 1997.

Long Island Bancorp, Inc. and Subsidiary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Continued)

                                                Interest Rate Sensitivity Gap Analysis At September 30, 1997
---------------------------------------------------------------------------------------------------------------------------
                                              More than     More than     More than     More than      More
                                 3 Months     3 Months      6 Months        1 Year       3 Years       than
                                  or Less    to 6 Months    to 1 Year     to 3 Years    to 5 Years    5 Years      Total
                                 ---------    ---------    -----------    -----------    ---------    --------   ----------
                                                                     (Dollars in thousands)
Interest-earning assets(1):
  Real estate loans(2)           $ 232,194    $ 278,778    $   553,583    $ 1,251,832    $ 615,451    $514,026   $3,445,864
  Commercial loans(2)                  112          105            205          3,390          844       1,021        5,677
  Other loans(2)                    70,938        6,273         13,818         56,555       19,167      10,225      176,976
  Mortgage-backed
     securities(3)                 333,516      297,692        527,194        473,225      145,606      29,989    1,807,222
  Interest-earning cash
     equivalents                     9,735           --             --             --           --          --        9,735
  Debt and equity securities(3)      2,337        2,086         20,479          8,512          497     105,337      139,248
  Stock in FHLB-NY                      --           --             --             --           --      48,724       48,724
                                 ---------    ---------    -----------    -----------    ---------    --------   ----------

     Total interest-
       earning assets              648,832      584,934      1,115,279      1,793,514      781,565     709,322    5,633,446
Interest-bearing liabilities:
  Passbook accounts                114,019       90,314        107,399         98,747       94,632     103,507      608,618
  Statement savings accounts       118,228       94,165        111,978        102,936       98,647     107,914      633,868
  NOW accounts                      34,955        4,563          9,126         36,504       34,983       1,521      121,652
  Checking & demand
     deposit accounts                3,240        1,388          2,777             --           --          --        7,405
  Money market accounts             70,319       13,185         26,370             --           --          --      109,874
  Certificate accounts             405,455      412,458        543,509        596,591      148,051      10,755    2,116,819
  Borrowings                       235,456           --         88,000        703,000      475,000          --    1,501,456
                                 ---------    ---------    -----------    -----------    ---------    --------   ----------

     Total interest-
       bearing liabilities         981,672      616,073        889,159      1,537,778      851,313     223,697    5,099,692
                                 ---------    ---------    -----------    -----------    ---------    --------   ----------

Interest sensitivity gap
  per period                     $(332,840)   $ (31,139)   $   226,120    $   255,736    $ (69,748)   $485,625   $  533,754
Effect of interest rate swap       300,000           --             --             --     (300,000)         --
                                 ---------    ---------    -----------    -----------    ---------    --------   ----------

Adjusted interest sensitivity
  gap per period                 $(632,840)   $ (31,139)   $   226,120    $   255,736    $ 230,252    $485,625
                                 =========    =========    ===========    ===========    =========    ========

Cumulative interest
  sensitivity gap                $(632,840)   $(663,979)   $  (437,859)   $  (182,123)   $  48,129    $533,754
                                 =========    =========    ===========    ===========    =========    ========

Cumulative interest
  sensitivity gap as a
  percentage of total assets(4)    (10.67)%     (11.20)%        (7.38)%        (3.07)%       0.81%       9.00%
Cumulative net interest-earning
  assets as a percentage of net
  interest-bearing liabilities      66.09%       77.22%         94.46%        102.93%      100.99%     110.47%

(1) Excludes non-performing loans, net of unearned discounts and premiums, deferred loan fees, purchase accounting discounts and premiums.
(2) For purposes of gap analysis, the allowance for possible loan losses is excluded.
(3) MBS's and debt and equity securities are shown excluding the market value appreciation of $22.8 million, before tax, from SFAS 115.
(4) Amounts for fixed rate loans are based on scheduled payment dates and loans for which there is no amortization schedule are included as three months or less.

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

                        The Bank's interest rate sensitivity is also monitored by management through the use of a model which internally generates estimates of the change in the net portfolio value ("NPV") over a range of interest rate change scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The OTS also produces a similar analysis using its own model, based upon data submitted on the Bank's quarterly Thrift Financial Reports, the results of which may vary from the Bank's internal model primarily due to differences in assumptions utilized between the Bank's internal model and the OTS model, including estimated loan prepayment rates, reinvestment rates and deposit decay rates. For purposes of the NPV table, prepayment speeds similar to those used in the Gap table were used, reinvestment rates were those in effect for similar products currently being offered, and rates on core deposits were modified to reflect recent trends. The following table sets forth the Bank's NPV as of September 30, 1997, as calculated by the Bank.

                                         Net Portfolio Value ("NPV")            Portfolio Value of Assets
  Rates in                         ---------------------------------------  ---------------------------------
Basis Points                           $              $              %              NPV            %
(Rate Shock)                        Amount         Change         Change           Ratio       Change(1)
--------------------------------------------------------------------------  ---------------------------------
                                                           (Dollars in thousands)
    +200                           398,635         159,360         28.56            7.28        13.74
    +100                           479,952          78,043         13.99            8.15        12.27
       0                           557,995                                          9.26
    -100                           639,317         (81,322)       (14.57)          10.37         9.64
    -200                           722,791        (164,796)       (29.53)          11.45         8.73

(1) Based on the portfolio value of the Bank's assets assuming no change in interest rates.

                        As in the case with the Gap Table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of the Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements and net interest income models provide an indication of the Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income and will differ from actual results.

--------------------------------------------------------------------------------
Analysis of Net         Net interest income represents the difference between
Interest Income         income on interest-earning assets and expense on
                        interest-bearing liabilities. Net interest income depends upon the relative amount of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

                        The following table sets forth certain information relating to the Company's Consolidated Statements of Financial Condition and the Consolidated Statements of Operations for the fiscal years ended September 30, 1997, 1996 and 1995 and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from the average daily balances. The yields and costs include fees which are considered adjustments to yields.

Long Island Bancorp, Inc. and Subsidiary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Continued)

                                                                    For the Year Ended September 30,
------------------------------------------------------------------------------------------------------------------------------------
                                              1997                                 1996                             1995
                              -----------------------------------  ----------------------------------  -----------------------------
                                                         Average                             Average                         Average
                               Average                    Yield/    Average                   Yield/    Average               Yield/
                               Balance      Interest       Cost     Balance     Interest       Cost     Balance    Interest    Cost
                              ----------    --------       ----    ----------   --------       ----    ----------  --------    ----
                                                                          (Dollars in thousands)
Interest-earning assets:
Interest-earning
   cash equivalents           $   72,131    $  3,963       5.49%   $   32,109   $ 1,708        5.32%   $  47,153   $  2,560    5.43%
Debt and equity
   securities and
   FHLB-NY stock, net(1)         203,100      11,712       5.77       268,344     15,008       5.59       391,556    22,390    5.72
Mortgage-backed
   securities, net(1)          1,725,781     117,110       6.79     1,952,217    134,064       6.87     2,176,416   140,173    6.44
Real estate loans, net(2)      3,339,541     249,843       7.48     2,380,633    185,241       7.78     1,724,834   140,268    8.13
Commercial and other
   loans, net(2)                 149,859      16,421      10.96       125,629     15,550      12.38       117,993    15,824   13.41
                              ----------    --------    -------    ----------   --------    -------    ----------  --------  ------
Total interest-
   earning assets              5,490,412     399,049       7.27     4,758,932    351,571       7.39     4,457,952   321,215    7.21
                                                        -------                             -------                          ------
Other non-interest-
   earning assets                251,584                              268,355                             228,981
                              ----------                           ----------                          ----------
Total assets                  $5,741,996    $399,049               $5,027,287   $351,571               $4,686,933  $321,215
                              ==========    ========               ==========   ========               ==========  ========

Interest-bearing liabilities:
Deposits:
   Time deposits              $2,011,621    $114,602       5.70%   $1,895,594   $108,479       5.72%   $1,626,814  $ 87,849    5.40%
   Statement savings             647,862      20,956       3.23       639,318     20,755       3.25       684,340    20,946    3.06
   Passbooks                     643,520      17,557       2.73       711,993     19,264       2.71       820,526    22,336    2.72
   Checking and NOW(3)           303,348       3,357       1.11       268,406      3,419       1.27       255,744     3,488    1.36
   Money market                  121,260       3,335       2.75       142,192      3,913       2.75       182,147     5,022    2.76
                              ----------    --------    -------    ----------   --------    -------    ----------  --------  ------
     Total deposits            3,727,611     159,807       4.29     3,657,503    155,830       4.26     3,569,571   139,641    3.91
Borrowed funds                 1,368,982      79,681       5.82       724,448     41,346       5.71       510,987    28,255    5.53
                              ----------    --------    -------    ----------   --------    -------    ----------  --------  ------
Total interest-
   bearing liabilities         5,096,593     239,488       4.70     4,381,951    197,176       4.50     4,080,558   167,896    4.11
Non-interest-
   bearing liabilities           115,842                              120,982                              95,689
                              ----------                           ----------                          ----------
Total liabilities              5,212,435                            4,502,933                           4,176,247
Total stockholders' equity       529,561                              524,354                             510,686
                              ----------    --------    -------    ----------   --------    -------    ----------  --------  ------
Total liabilities and
   stockholders' equity       $5,741,996     239,488               $5,027,287    197,176               $4,686,933   167,896
                              ==========    ========               ==========   ========               ==========  ========
Net interest income/
   spread(4)                                $159,561      2.57%                 $154,395      2.89%                $153,319    3.10%
                                            ========    ======                  ========    ======                 ========  ======
Net interest margin as % of
   interest-earning assets(5)                             2.91%                               3.24%                            3.44%
                                                        ======                              ======                           ======
Ratio of interest-earning
   assets to interest-
   bearing liabilities                                  107.73%                             108.60%                          109.25%
                                                        ======                              ======                           ======

(1) MBS's and debt and equity securities are shown including the average market value appreciation of $17.4 million, $12.7 million and $12.2 million, before tax, from SFAS 115 for the years ended September 30, 1997, 1996 and 1995 , respectively.
(2) Net of unearned discounts, premiums, deferred loan fees, purchase accounting discounts and premiums and allowance for possible loan losses, and including non-performing loans and loans held for sale.
(3)   Includes non-interest-bearing checking accounts.
(4) Interest rate spread represents the difference between the average rate on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income divided by average interest-earning assets.

--------------------------------------------------------------------------------
Rate/Volume Analysis    The following table presents the impact of changes in
                        interest rates and in the volume of interest-earning assets and interest-bearing liabilities on the Company's interest income and expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume
                        (changes in volume multiplied by the prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by the prior volume), and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                                         Year Ended September 30, 1997   Year Ended September 30, 1996
                                                  Compared to                     Compared to
                                         Year Ended September 30, 1996   Year Ended September 30, 1995
                                              Increase/(Decrease)             Increase/(Decrease)
-------------------------------------------------------------------------------------------------------
                                                    Due to                           Due to
                                        ------------------------------   ------------------------------
                                         Volume      Rate       Net       Volume      Rate       Net
                                        --------   --------   --------   --------   --------   --------
                                                                (In thousands)
Interest-earning assets:
  Interest-earning cash equivalents(1)  $  2,197   $     58   $  2,255   $   (801)  $    (51)  $   (852)
  Debt and equity securities(2)(3)        (3,749)       453     (3,296)    (6,901)      (481)    (7,382)
  Mortgage-backed securities(3)          (15,383)    (1,571)   (16,954)   (15,022)     8,913     (6,109)
  Real estate loans(4)                    71,989     (7,387)    64,602     51,262     (6,289)    44,973
  Commercial loans and other loans(4)      2,784     (1,913)       871        988     (1,262)      (274)
                                        --------   --------   --------   --------   --------   --------
    Total                                 57,838    (10,360)    47,478     29,526        830     30,356
                                        --------   --------   --------   --------   --------   --------
Interest-bearing liabilities:
  Deposits                                 3,003        974      3,977      3,504     12,685     16,189
  Borrowed funds                          37,498        837     38,335     12,156        935     13,091
                                        --------   --------   --------   --------   --------   --------
    Total                                 40,501      1,811     42,312     15,660     13,620     29,280
                                        --------   --------   --------   --------   --------   --------
Net change in interest income           $ 17,337   $(12,171)  $  5,166   $ 13,866   $(12,790)  $  1,076
                                        ========   ========   ========   ========   ========   ========

(1) Cash equivalents include amounts due from banks and short-term loans to commercial banks with original terms to maturity of less than three months.
(2)   Includes FHLB-NY stock.
(3) MBS's and debt and equity securities are shown including the market value appreciation of $17.4 million, $12.7 million and $12.2 million, before tax, from SFAS 115 for the years ended September 30, 1997, 1996 and 1995, respectively.
(4) In computing the volume and rate components of net interest income for loans, non-performing loans and loans held for sale have been included.

--------------------------------------------------------------------------------
Comparison of Operating GENERAL. Net income increased by $17.1 million, or Results for the Fiscal 53.12%, to $49.4 million in fiscal 1997 from $32.3
Years                   million in fiscal 1996. The increase was primarily
Ended September 30,     attributable to a special one-time federal insurance
1997 and 1996           assessment of $18.7 million that occurred in 1996,
                        greater net interest income of $5.2 million in 1997 and lower G & A expenses in 1997 of $3.5 million. Partially offsetting these increases was greater income tax expense of $8.5 million.

                        INTEREST INCOME. Interest income increased by $47.5 million, or 13.50%, to $399.0 million in fiscal 1997 from $351.6 million in 1996. The improvement is due to an increase of $731.5 million in average interest-earning assets partially offset by a decline of 12 basis points in the average yield of interest-earning assets.

                        Average real estate loans increased by $958.9 million, or 40.28%, to $3.3 billion during the year ended September 30, 1997 from $2.4 billion during the year ended September 30, 1996. The increase reflects loan originations and purchases funded by additional borrowings and the redeployment of funds from principal payments and sales of MBS's and debt and equity securities classified as available-for-sale into real estate loans. The redeployment of funds helped to mitigate a decrease in the overall yield on average interest-earning assets by replacing lower yielding MBS's and debt and equity securities with higher yielding real estate loans. The yield on average real estate loans declined to 7.48% in 1997 from 7.78% in 1996 principally reflecting the flattening of the yield curve. The net result of the increase in average real estate loans and the decline in the yield on such loans amounted to an increase in interest income on real estate loans of $64.6 million, or 34.87%, to $249.8 million in 1997 from $185.2 million in 1996.

Long Island Bancorp, Inc. and Subsidiary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Continued)


                        Average MBS's declined by $226.4 million, or 11.60%, to $1.7 billion in 1997 from $2.0 billion in 1996 reflecting the redeployment of funds previously described and the average yield decreased by 8 basis points to 6.79% in 1997 from 6.87% in 1996. The net result of the lower average balances and lower yields was a reduction in interest income from MBS's of $17.0 million, or 12.65%, to $117.1 million in 1997 from $134.1 million in 1996.

                        Average debt and equity securities declined by $65.2 million, or 24.31%, to $203.1 million in 1997 from $268.3 million in 1996 due to the redeployment of funds previously described into real estate loans. The yield on average debt and equity securities increased by 18 basis points to 5.77% in 1997 from 5.59% in 1996. The net result of the lower average balances and higher yields contributed to a reduction in interest income from debt and equity securities of $3.3 million, or 21.96%, to $11.7 million in 1997 from $15.0 million in 1996.

                        INTEREST EXPENSE. Interest expense increased by $42.3 million, or 21.46%, to $239.5 million in 1997 from $197.2 million in 1996. The increase is principally the result of an increase in average borrowed funds of $644.5 million, or 88.97%, to $1.4 billion in 1997 from $724.4 million in 1996, coupled with an increase in the cost of average borrowed funds of 11 basis points to 5.82% in 1997 from 5.71% in 1996. Although deposits are the Bank's primary source of funds, the Bank has the ability to use borrowings as an alternative, and sometimes less costly, source of funds. The increase in borrowed funds in 1997 enabled the Bank to meet cash flow or asset/liability needs as well as to take advantage of investment opportunities that existed in the market and enabled the Bank to earn a positive interest rate spread. The greater volume of borrowed funds and the higher cost of such funds resulted in an increase in interest expense from borrowed funds of $38.3 million, or 92.72%, to $79.7 million in 1997 from $41.3 million in 1996. During 1997 and 1996, interest expense also includes the amortization of premiums paid for interest rate cap agreements in the amount of $0.1 million and $0.3 million, respectively. Additionally, during 1997 interest expense includes the effect of an interest rate swap agreement which converted a $300.0 million fixed rate borrowing into an adjustable rate borrowing which reduced the Company's interest cost by $1.0 million. Further contributing to the increase in interest expense was an increase in average deposit liabilities of $70.1 million to $3.7 billion coupled with an increase in the cost of average deposits of 3 basis points to 4.29% in 1997 from 4.26% in 1996. The net result of higher average deposit liabilities and the greater cost associated with such funds resulted in an increase in interest expense from deposit liabilities of $4.0 million, or 2.55%, to $159.8 million in 1997 from $155.8 million in 1996. Interest expense on certificate accounts increased by $6.1 million, or 5.64%, to $114.6 million in 1997 from $108.5 million in 1996 reflecting increased average balances of $116.0 million partially offset by a decrease in the average cost of certificate accounts of 2 basis points. The effect of this increase is partially mitigated by a decline in interest expense on passbook accounts of $1.7 million, or 8.86%, to $17.6 million in 1997.

                        NET INTEREST INCOME. Net interest income was $159.6 million in 1997, an increase of $5.2 million, or 3.35%, from $154.4 million in 1996. The increase is primarily attributable to the Company's higher level of real estate loans partially offset by greater cost of funds. The net interest margin declined by 33 basis points to 2.91% in 1997 from 3.24% in 1996 and the net interest spread declined by 32 basis points to 2.57% in 1997 from 2.89% in 1996. Contributing to these declining ratios were the flattening of the yield curve during 1997 and, although adding to higher overall net interest income, the use of higher costing borrowed funds.

                        PROVISION FOR POSSIBLE LOAN LOSSES. The provision for possible loan losses decreased by $0.2 million, or 3.23%, to $6.0 million in 1997 from $6.2 million in 1996. The reduction reflects the stable level of non-performing loans, which declined by $6.1 million, or 11.46%, to $47.1 million at September 30, 1997 from $53.2 million at September 30, 1996. Additionally, the ratio of non-performing loans to total gross loans declined by 42 basis points to 1.28% at September 30,1997 from 1.70% at September 30, 1996 and net charge-offs declined to an eight year low of $6.0 million. Coverage for possible future loan losses, as measured by the ratio of the allowance for possible loans losses to non-performing loans, improved by 818 basis points to 71.97% at September 30, 1997 from 63.79% at September 30, 1996 while the level of the allowance for possible loan losses remained relatively stable at $33.9 million.

                        NON-INTEREST INCOME. Non-interest income decreased by $1.0 million, or 2.56%, to $37.7 million in 1997 from $38.7 million in 1996. Contributing to the decline were reductions in total fees and other income of $0.8 million and the net gain on investment in real estate and premises of $3.2 million, partially offset by an increase in net gains on sales activities of $3.1 million. Total fees and other income decreased by $0.8 million, or 2.90%, to $27.5 million in 1997 from $28.3 million in 1996 primarily due to reductions in loan servicing fees and deposit service fees which were partially offset by greater loan fees and service charges and income from insurance and securities commissions. Loan servicing fees declined by $1.8 million, or 13.21%, to $12.0 million in 1997 from $13.9 million in 1996 primarily due to the run off of higher yielding fees from previously securitized home equity loans and the replacement with lower yielding fees from one-to-four family loans serviced for others. Despite this shift, the Company continues its strategy of increasing its mortgage servicing portfolio which grew to $4.6 billion at September 30, 1997 from $3.7 billion at September 30, 1996. Loan servicing fee income is reported net of the amortization of mortgage servicing rights of $7.4 million and $2.7 million in 1997 and 1996, respectively. Deposit service fees declined by $0.4 million, or 6.37%, to $5.6 million in 1997 from $5.9 million in 1996. The Company anticipates deposit service fee growth in the future as it expands its Lifetime Banking strategic plan. Income from insurance and securities commissions increased by $0.9 million, or 55.41%, to $2.5 million in 1997 from $1.6 million in 1996 reflecting the Company's expansion of its delivery channels and products. Net gain on investment in real estate and premises declined by $3.2 million to a loss of $1.2 million in 1997 from a gain of $2.0 million in 1996 primarily reflecting the disposition of ten non-strategic real estate investment properties. The properties were not necessary to support the Company's core businesses and were mostly the result of various business acquisitions. Net gains on sale activity increased by $3.1 million to $11.4 million in 1997 from $8.3 million in 1996. The increase in net gains on sale activity reflects the Company's strategy of periodically realizing profits in the Company's loan, securities available-for-sale and funding portfolios. As interest rates changed during the year, the Company realized profits in the available-for-sale portfolios which resulted in increased liquidity and improved the Company's ability to take advantage of higher yielding investments as they became available. Net gains from sale activity varies from year to year based on, among other things, the interest rate environment, alternative investment opportunities and the Company's goals in managing its available-for-sale portfolios.

                        NON-INTEREST EXPENSE. Non-interest expense decreased by $21.2 million, or 16.22%, to $109.6 million in 1997 from $130.9 million in 1996 primarily due to lower federal insurance costs. Federal insurance costs (including the one-time special assessment) declined by $23.5 million, or 84.64%, to $4.2 million in 1997 from $27.7 million in 1996 reflecting Congressional action to resolve disparities that had existed among the deposit insurance funds. Advertising costs decreased by $0.9 million, or 15.37%, to $5.0 million in 1997 from $5.9 million in 1996 reflecting the Company's television advertising campaign that had occurred in 1996. Compensation and benefit costs decreased by $0.2 million, or 0.42%, to $57.7 million in 1997 from $58.0 million in 1996. The decline reflects the outsourcing of computer and check processing operations and the January 1, 1997 modifications to the Company's stock based benefit plans, which were partially offset by normal salary growth, incremental commission costs and the expansion of the mortgage business in the Mid-Atlantic states.

                        Office occupancy and equipment costs increased by $1.1 million, or 5.40%, to $21.7 million in 1997 from $20.6 million in 1996 primarily reflecting the Company's continued technological investments to improve its information and communication systems coupled with its expanded mortgage business in the Mid-Atlantic states.

                        Other general and administrative costs increased by $1.3 million, or 7.62%, to $19.3 million in 1997 from $17.9 million in 1996. The increase principally reflects greater costs stemming from increased loan volume, the expansion of the Company's mortgage business in the Mid-Atlantic states and fees paid to outsource computer and check processing operations.

                        LITIGATION EXPENSE--GOODWILL LAWSUIT. Litigation expenses related to the Bank's breach of contract suit against the federal government increased by $0.7 million to $1.1 million in 1997 from $0.4 million in 1996. The Company expects these costs to increase in fiscal 1998 as the case continues to proceed.

                        PROVISION FOR INCOME TAXES. The provision for income tax expense increased by $8.5 million, or 35.57% to $32.2 million in 1997 from $23.8 million in 1996. This is principally due to a higher level of taxable income in 1997 partially offset by a reduction of 294 basis points in the effective tax rate to 39.46% in 1997 from 42.40% in 1996. The decline in the effective tax rate primarily reflects changes made to the New York State and City tax bad debt regulations.

Comparison of Operating GENERAL. Net income declined by $11.2 million, or Results for the Fiscal 25.83%, to $32.3 million in fiscal 1996 from $43.5
Years                   million in fiscal 1995. The decrease was primarily
Ended September 30,     attributable to a special one-time federal insurance
1996 and 1995           assessment of $18.7 million and higher G&A costs of
                        $11.0 million over the comparable 1995 period. Partially offsetting these additional costs were increases in non-interest income and net interest income of $11.7 million and $1.1 million, respectively, coupled with a reduction in the provision for

Long Island Bancorp, Inc. and Subsidiary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Continued)

                        income taxes of $6.1 million.

                        INTEREST INCOME. Interest income increased by $30.4 million, or 9.45%, to $351.6 million in fiscal 1996 from $321.2 million in 1995. The improvement was due to an increase of $301.0 million in average interest-earning assets coupled with an increase of 18 basis points in the average yield of interest-earning assets.

                        Average real estate loans increased by $655.8 million, or 38.02%, to $2.4 billion at September 30, 1996 from $1.7 billion at September 30, 1995. The increase reflects loan originations and purchases funded by additional borrowings and the redeployment of funds from principal payments and sales of MBS's and debt and equity securities classified as available-for-sale into real estate loans. The redeployment of funds also contributed to an increase in the overall yield on average interest-earning assets by replacing lower yielding MBS's and debt and equity securities with higher yielding real estate loans. Despite the improvement in the overall yield on interest-earning assets, the yield on average real estate loans declined to 7.78% in 1996 from 8.13% in 1995, principally reflecting the significant amount of ARM loans originated and retained in the portfolio during fiscal 1996 and 1995 that are not fully indexed. The net result of the increase in average real estate loans and the decline in the yield on such loans amounted to an increase in interest income of $44.9 million, or 32.06%, to $185.2 million in 1996 from $140.3 million in 1995.

                        Average MBS's declined by $224.2 million, or 10.30%, to $2.0 billion in 1996 from $2.2 billion in 1995, reflecting the redeployment of funds previously described and the 43 basis point increase in the average yield to 6.87% in 1996 from 6.44% in 1995. The net result of the lower average balances and higher yields was a reduction in interest income from MBS's of $6.1 million, or 4.36%, to $134.1 million in 1996 from $140.2 million in 1995.

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

                        NON-INTEREST INCOME. Non-interest income increased by $11.7 million, or 40.20%, to $40.8 million in 1996 from $29.1 million in 1995. Contributing to the improvement were increases in total fees and other income of $2.3 million, net gains on sale activity of $6.7 million and the net gain on investment in real estate and premises of $2.7 million. Total fees and other income increased by $2.3 million, or 9.05%, to $28.3 million in 1996 from $26.0 million in 1995 primarily due to improvements in loan fees and service charges, loan servicing fees and income from insurance and securities commissions. Loan fees and service charges increased by $0.7 million, or 28.99%, to $3.2 million in 1996 from $2.5 million in 1995 primarily reflecting greater mortgage late charges and tax search fees. Loan servicing fee income increased by $1.0 million, or 7.69%, to $13.9 million in 1996 from $12.9 million in 1995. Loan service fee income is reported net of the amortization of mortgage servicing rights of $2.7 million and $1.4 million in 1996 and 1995, respectively. The growth in loan servicing fees reflects the Company's strategy of increasing its mortgage servicing portfolio which grew to $3.7 billion at September 30, 1996 from $2.6 billion at September 30, 1995. Income from insurance and securities commissions increased by $0.8 million, or 99.75%, to $1.6 million in 1996 from $0.8 million in 1995 reflecting the Company's expansion of its delivery channels and its change to a new third party provider of financial products and services during 1995. Net gains on sale activity increased by $6.7 million to $8.3 million in 1996 from $1.6 million in 1995. The increase in net gains on sale activity reflects the Company's strategy of periodically realizing profits in the Company's loan, securities available-for-sale and funding portfolios. As interest rates changed during the year, the Company realized profits in the available-for-sale portfolios which resulted in increased liquidity and improved the Company's ability to take advantage of higher yielding investments as they became available. Net gains from sale activity varies from year to year based on, among other things, the interest rate environment, alternative investment opportunities and the Company's goals in managing its available-for-sale portfolios. Further contributing to the improvement in net gains on sale activity was the write-down during 1995 of $1.8 million stemming from the Company's investment in Nationar, a failed bank service institution.

                        Net gain on investment in real estate and premises increased by $2.7 million to $4.1 million in 1996 from $1.5 million in 1995 primarily reflecting the disposition of ten non-strategic real estate investment properties. The properties were not necessary to support the Company's core businesses and were mostly the result of various business acquisitions.

                        NON-INTEREST EXPENSE. Non-interest expense increased by $30.5 million, or 29.67%, to $133.0 million in 1996 from $102.5 million in 1995. The primary factors contributing to the increase were higher federal insurance costs and greater compensation and benefit costs. Federal insurance costs increased by $18.8 million during 1996 as compared with 1995 reflecting Congressional action to resolve disparities that had existed among the deposit insurance funds. Compensation and benefit costs increased by $6.6 million, or 12.69%, to $58.0 million in 1996 from $51.4 million in 1995. The increase in compensation and benefit costs primarily reflects the increase in the price of the Common Stock and its impact on the Company's stock based benefit plans. Stock based benefit plans costs increased to $7.1 million in 1996 from $4.0 million in 1995. Further contributing to the rise in compensation and benefit costs were normal salary increases, retirement costs related to the retirement of the Company's president and increases resulting from the expansion of its loan production centers.

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

                        Other general and administrative costs increased by $1.1 million, or 6.32%, to $17.9 million in 1996 from $16.9 million in 1995. The increase principally reflects greater costs stemming from increased loan volume and the expansion of the Company's mortgage business in the Mid-Atlantic states.

                        PROVISION FOR INCOME TAXES. The provision for income tax expense declined by $6.1 million, or 20.53%, to $23.8 million in 1996 from $29.9 million in 1995, primarily reflecting a lower level of taxable income in 1996. The effective tax rate increased to 42.40% in 1996 from 40.72% in 1995 principally as a result of the limitations placed on the tax deductibility of ESOP contributions that arise from increases in the price of the Company's common stock.

--------------------------------------------------------------------------------
Impact of Inflation     The consolidated financial statements have been prepared
                        in accordance with GAAP, which requires the measurement of and Changing Prices financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Year 2000 The Company has developed preliminary plans to address the possible exposures related to the impact on its computer systems of the year 2000. Key financial, information and operational systems are being assessed and plans are being developed to address system modifications required by December 31, 1999. The financial impact of making the required systems changes is not expected to be material to the Company's consolidated financial position, results of operations or cash flows.

Private Securities In addition to historical information, this Annual Report includes certain forward looking statements based on current management Litigation Reform Act expectations. The Company's actual results could differ materially from those management expectations. Factors that could Safe Harbor Statement cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the Bank's loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices. Further description of the risks and uncertainties to the business are included in detail in Item 1, "Business" of the Company's 1997 Form 10-K.

--------------------------------------------------------------------------------
Impact of New           For discussion regarding the impact of new accounting
Accounting Standards    standards, refer to Note 1 of Notes to Consolidated
                        Financial Statements.

Long Island Bancorp, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(In thousands, except share data)

                                                                                      September 30,
---------------------------------------------------------------------------------------------------------

                                                                                   1997          1996
                                                                                -----------   -----------
ASSETS
Cash and cash equivalents (including interest-earning
   assets of $9,735 and $37,357, respectively)                                  $    43,705   $    76,348
Investment in debt and equity securities, net:
   Available-for-sale                                                               138,578       180,650
Mortgage-backed securities, net:
   Held-to-maturity (estimated fair value of
     $20,188 and $21,120, respectively)                                              22,223        23,096
   Available-for-sale                                                             1,808,471     1,717,106
Stock in Federal Home Loan Bank of New York, at cost                                 48,724        40,754
Loans held for sale                                                                 157,617        57,969
Loans receivable held for investment, net:
   Real estate loans, net                                                         3,333,185     2,921,285
   Commercial loans, net                                                              6,465         7,810
   Other loans, net                                                                 178,325       145,654
   Loans, net                                                                     3,517,975     3,074,749
                                                                                -----------   -----------
   Less allowance for possible loan losses                                          (33,881)      (33,912)
                                                                                -----------   -----------
   Total loans receivable held for investment, net                                3,484,094     3,040,837
Mortgage servicing rights, net                                                       41,789        29,687
Office properties and equipment, net                                                 88,466        89,279
Accrued interest receivable, net                                                     35,334        32,962
Investment in real estate and premises, net                                           9,103        10,680
Deferred taxes                                                                       16,547        31,207
Excess of cost over fair value of net assets acquired                                 5,069         5,265
Prepaid expenses and other assets                                                    31,064        27,951
                                                                                -----------   -----------
Total assets                                                                    $ 5,930,784   $ 5,363,791
                                                                                ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Deposits                                                                     $ 3,730,503   $ 3,633,010
   Official checks outstanding                                                       26,840        49,860
   Borrowed funds, net                                                            1,501,456       978,023
   Mortgagors' escrow payments                                                       69,353        64,232
   Accrued expenses and other liabilities                                            56,257       119,572
                                                                                -----------   -----------
Total liabilities                                                                 5,384,409     4,844,697
Stockholders' equity:
   Preferred stock ($0.01 par value, 5,000,000 shares authorized; none issued)           --            --
   Common stock ($0.01 par value, 45,000,000 shares authorized;
     26,816,464 issued, 24,022,924 and 24,644,157 outstanding,
     respectively)                                                                      268           268
   Additional paid-in capital                                                       309,372       304,027
   Unallocated Employee Stock Ownership Plan                                        (18,079)      (19,230)
   Unearned Management Recognition & Retention Plan                                  (3,816)       (5,551)
   Unrealized gain on securities available-for-sale, net of tax                      12,947         6,633
   Retained income--partially restricted                                            319,756       285,311
   Treasury stock, at cost (2,793,540 and 2,172,307 shares, respectively)           (74,073)      (52,364)
                                                                                -----------   -----------
Total stockholders' equity                                                          546,375       519,094
                                                                                -----------   -----------
Total liabilities and stockholders' equity                                      $ 5,930,784   $ 5,363,791
                                                                                ===========   ===========

See accompanying notes to consolidated financial statements.

Long Island Bancorp, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

                                                                         For the Years Ended September 30,
 --------------------------------------------------------------------------------------------------------

                                                                            1997       1996       1995
                                                                          ---------   --------  ---------
Interest income:
   Real estate loans                                                      $ 249,843   $185,241  $ 140,268
   Commercial loans                                                             604        705        984
   Other loans                                                               15,817     14,845     14,840
   Mortgage-backed securities                                               117,110    134,064    140,173
   Debt and equity securities                                                15,675     16,716     24,950
                                                                          ---------   --------  ---------
       Total interest income                                                399,049    351,571    321,215
                                                                          ---------   --------  ---------

Interest expense:
   Deposits                                                                 159,807    155,830    139,641
   Borrowed funds                                                            79,681     41,346     28,255
                                                                          ---------   --------  ---------
       Total interest expense                                               239,488    197,176    167,896
                                                                          ---------   --------  ---------
       Net interest income                                                  159,561    154,395    153,319
Provision for possible loan losses                                            6,000      6,200      6,470
                                                                          ---------   --------  ---------
       Net interest income after provision for possible loan losses         153,561    148,195    146,849
Non-interest income:
   Fees and other income:
     Loan fees and service charges                                            3,721      3,217      2,494
     Loan servicing fees                                                     12,031     13,863     12,873
     Income from insurance and securities commissions                         2,499      1,608        805
     Deposit service fees                                                     5,559      5,937      5,917
                                                                          ---------   --------  ---------
       Total fee income                                                      23,810     24,625     22,089
     Other income                                                             3,710      3,718      3,903
                                                                          ---------   --------  ---------
       Total fees and other income                                           27,520     28,343     25,992
                                                                          ---------   --------  ---------

   Net gains (losses) on sale activity:
     Net gains on loans and mortgage-backed securities                       11,064      7,993      3,562
     Net gains (losses) on investment in debt and equity securities             335        340     (1,924)
       Total net gains on sale activity                                      11,399      8,333      1,638
   Net (loss) gain on investment in real estate and premises                 (1,205)     2,028       (323)
                                                                          ---------   --------  ---------
       Total non-interest income                                             37,714     38,704     27,307
Non-interest expense:
   General and administrative expense
     Compensation, payroll taxes and fringe benefits                         57,728     57,969     51,443
     Advertising                                                              5,027      5,940      4,691
     Office occupancy and equipment                                          21,746     20,631     18,547
     Federal insurance premiums                                               4,256      9,055      8,961
     Other general and administrative expense                                19,327     17,958     16,890
                                                                          ---------   --------  ---------
       Total general and administrative expense                             108,084    111,553    100,532
   SAIF special assessment                                                       --     18,657         --
   Litigation expense--goodwill lawsuit                                       1,101        370         --
   Amortization of excess of cost over fair value of net assets acquired        458        284        211
                                                                          ---------   --------  ---------

       Total non-interest expense                                           109,643    130,864    100,743
                                                                          ---------   --------  ---------

Income before income taxes                                                   81,632     56,035     73,413
Provision for income taxes                                                   32,212     23,760     29,897
                                                                          ---------   --------  ---------
Net income                                                                $  49,420   $ 32,275  $  43,516
                                                                          =========   ========  =========
Primary earnings per common share                                         $    2.09   $   1.33  $    1.73
                                                                          =========   ========  =========
Fully diluted earnings per common share                                   $    2.08   $   1.33  $    1.71
                                                                          =========   ========  =========

See accompanying notes to consolidated financial statements.

Long Island Bancorp, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY Years ended September 30, 1997, 1996 and 1995 (In thousands, except share data)

                                                        Unallocated  Unearned     Unrealized
                                                         Employee   Management    Gain(Loss)   Retained
                                            Additional     Stock    Recognition  on Securities Income--
                                   Common     Paid-in    Ownership  & Retention    Available-  Partially     Treasury
                                    Stock     Capital      Plan        Plan         for-Sale   Restricted      Stock       Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at
     September 30, 1994             $268     $296,841    $(23,093)   $(8,506)      $(3,053)     $231,252     $     --    $493,709
Net income                                                                                        43,516                   43,516
Allocation/amortization of ESOP
     and MRP stock and related
     tax benefits                               1,254       1,650      1,435                                                4,339
Change in unrealized gains on
     securities available-for-sale
     (net of tax of $7,600)                                                         10,000                                 10,000
Dividends                                                                                         (9,693)                  (9,693)
Repurchase of common stock
     (886,000 shares)                                                                                         (17,812)    (17,812)
Exercise of stock options
     (146,022 shares) and related
     tax benefits                                 423                                               (970)       2,662       2,115
                                    ----     --------    --------    -------       -------      --------     --------    --------
Balance at
     September 30, 1995              268      298,518     (21,443)    (7,071)        6,947       264,105      (15,150)    526,174
Net income                                                                                        32,275                   32,275
Allocation/amortization of ESOP
     and MRP stock and related
     tax benefits                               4,358       2,213      1,520                                                8,091
Change in unrealized gains on
     securities available-for-sale
     (net of tax of $5,300)                                                         (7,048)                                (7,048)
Dividends                                                                                         (9,171)                  (9,171)
Repurchase of common stock
     (1,611,554 shares)                                                                                       (42,043)    (42,043)
Exercise of stock options
     (179,225 shares) and related
     tax benefits                               1,151                                             (1,898)       4,829       4,082
Net unrealized gain on securities
     reclassified as available-for-sale
     (net of tax of $5,103)                                                          6,734                                  6,734
                                    ----     --------    --------    -------       -------      --------     --------    --------
Balance at
     September 30, 1996              268      304,027     (19,230)    (5,551)        6,633       285,311      (52,364)    519,094
Net income                                                                                        49,420                   49,420
Allocation/amortization of ESOP
     and MRP stock and related
     tax benefits                               3,447       1,151      1,735                                                6,333
Change in unrealized gains on
     securities available-for-sale
     (net of tax of $10,124)                                                         6,314                                  6,314
Dividends                                                                                        (13,378)                 (13,378)
Repurchase of common stock
     (732,500 shares)                                                                                         (24,017)    (24,017)
Exercise of stock options
     (111,267 shares) and related
     tax benefits                               1,898                                             (1,597)       2,308       2,609
                                    ----     --------    --------    -------       -------      --------     --------    --------
Balance at
     September 30, 1997             $268     $309,372    $(18,079)   $(3,816)      $12,947      $319,756     $(74,073)   $546,375
                                    ====     ========    ========    =======       =======      ========     ========    ========

See accompanying notes to consolidated financial statements.

Long Island Bancorp, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                                                         For the Years Ended September 30,
---------------------------------------------------------------------------------------------------------------------------
                                                                                         1997          1996          1995
                                                                                         ----          ----          ----
Operating activities:
  Net income                                                                          $    49,420   $    32,275   $  43,516
  Adjustments to reconcile net income to net cash provided by operating activities:
  Provision for possible loan losses                                                        6,000         6,200       6,470
  Write-off of real estate owned and investment in real estate                                466           490         581
  Gains on sale of real estate owned and investment in real estate, net                      (296)         (334)       (484)
  Depreciation and amortization                                                            16,756        10,988       8,352
  Amortization of premiums, net of discount accretion-debt,
    equity and mortgage-backed securities                                                    (291)        1,909        (972)
  Accretion of discounts, net of amortization of premiums-purchase
    accounting & goodwill amortization                                                        652           227      (1,550)
  Employee Stock Ownership Plan/Management Recognition & Retention Plan expense             5,726         7,331       4,130
  Gains on sales of loans and mortgage-backed securities, net                             (11,064)       (7,993)     (3,562)
  Originations of loans held-for-sale, net of proceeds from sales                        (105,071)       (2,448)    (40,054)
  (Gains) losses on sales of debt and equity securities, net                                 (335)         (340)      1,924
  Increase in accrued interest receivable                                                  (2,372)       (1,210)     (4,206)
  (Decrease) increase in accrued and other liabilities                                    (64,454)       65,540      10,510
  (Decrease) increase in official checks outstanding                                      (23,020)        7,048      17,932
  Increase (decrease) in prepaid expenses, deferred taxes and other assets                 11,547       (19,874)     (4,733)
  Net decrease in unearned income                                                          (9,919)       (7,927)     (1,669)
                                                                                      -----------   -----------   ---------
    Net cash (used) provided by operating activities                                     (126,255)       91,882      36,185
                                                                                      -----------   -----------   ---------

Investing activities:
  Proceeds from sales of debt and equity securities, available-for-sale                    26,144       139,099      48,836
  Proceeds from sales of mortgage-backed securities, available-for-sale                   567,718       485,195     286,674
  Proceeds from maturities of and principal payments on debt and equity securities        175,852       411,319     972,775
  Principal payments on mortgage-backed securities                                        339,549       566,421     360,416
  Purchases of debt and equity securities, available-for-sale                            (156,856)     (441,359)   (861,877)
  Purchases of debt and equity securities, held-to-maturity                                    --            --      (7,128)
  Purchases of Federal Home Loan Bank stock                                                (7,970)       (5,622)     (4,372)
  Purchases of mortgage-backed securities, available-for-sale                            (302,571)     (154,185)   (341,831)
  Purchases of mortgage-backed securities, held-to-maturity                                    --            --    (365,103)
  Originations and purchases of loans held-for-investment, net of principal payments   (1,137,051)   (1,413,321)   (521,512)
  Proceeds from sale of real estate owned, office properties and equipment                 11,022        12,964      10,439
  Purchases of office properties and equipment                                             (8,569)      (15,023)    (12,562)
  Purchase of mortgage servicing rights                                                    (4,066)      (15,159)    (10,071)
                                                                                      -----------   -----------   ---------
    Net cash used by investing activities                                                (496,798)     (429,671)   (445,316)
                                                                                      -----------   -----------   ---------

Financing activities:
  Net decrease in demand deposits, NOW accounts and savings accounts                      (60,535)      (58,718)   (444,864)
  Net increase (decrease) in mortgagors' escrow accounts                                    5,121        (7,168)     10,211
  Net increase in certificates of deposit                                                 158,028       118,199     450,578
  Costs to repurchase common stock                                                        (24,017)      (42,043)    (17,812)
  Proceeds from the exercise of stock options                                               1,590         2,070       1,677
  Cash dividends paid on common stock                                                     (13,210)       (9,961)     (7,892)
  Net decrease in short-term borrowings                                                  (242,480)     (277,461)    (60,022)
  Net increase in long-term borrowings                                                    765,913       621,809     368,675
                                                                                      -----------   -----------   ---------
    Net cash provided by financing activities                                             590,410       346,727     300,551
                                                                                      -----------   -----------   ---------

    (Decrease) increase in cash and cash equivalents                                      (32,643)        8,938    (108,580)
  Cash and cash equivalents at the beginning of the year                                   76,348        67,410     175,990
                                                                                      -----------   -----------   ---------
  Cash and cash equivalents at the end of the year                                    $    43,705   $    76,348   $  67,410
                                                                                      ===========   ===========   =========
Supplemental disclosures of cash flow information:
  Cash paid during the years for:
    Interest on deposits and borrowed funds                                           $   235,617   $   195,089   $ 164,239
                                                                                      ===========   ===========   =========
    Income taxes                                                                      $    31,567   $    27,465   $  20,245
                                                                                      ===========   ===========   =========
  Non-cash investing activities:
    Additions to real estate owned, net                                               $     9,599   $    10,001   $  10,312
                                                                                      ===========   ===========   =========
    Securitization of loans                                                           $   680,889   $   358,786   $ 143,679
                                                                                      ===========   ===========   =========
    SFAS 115 Transfer                                                                 $        --   $ 1,307,472   $      --
                                                                                      ===========   ===========   =========

See accompanying notes to consolidated financial statements.

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1997, 1996 and 1995

--------------------------------------------------------------------------------
(1)                     The accounting and reporting policies of Long Island
Basis of Presentation   Bancorp, Inc. and subsidiary ("the Company") conform to
and Summary of          generally accepted accounting principles ("GAAP"). The
Significant             following are the significant accounting and reporting
Accounting Policies     policies that the Company follows in preparing its
                        consolidated financial statements.

                        BASIS OF PRESENTATION. The consolidated financial statements include the accounts of Long Island Bancorp, Inc. ("Holding Company") and its direct wholly-owned subsidiary The Long Island Savings Bank, FSB ("Bank"), after eliminating intercompany balances and transactions. When necessary, certain reclassifications have been made to prior year amounts to conform to the current year presentation.

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

                        DEBT, EQUITY AND MORTGAGE-BACKED SECURITIES. Securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, or other factors, are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of stockholders' equity. Securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost.

                        Securities that are held for current resale, if any, are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

                        Amortization of premiums and accretion of discounts are reported in interest income, using a method which results in a level yield over the projected holding period of the security. Gains and losses on the sale of securities are recognized on realization.

                        REAL ESTATE AND OTHER LOANS. Loans held for investment are generally reported at the principal amount outstanding, net of the allowance for loan losses, unearned income and net deferred loan fees, if any. Loans held for sale are carried at the aggregate lower of cost or market value. Purchased loans are recorded at cost. Related premiums or discounts are amortized to expense or accreted to income primarily using the level-yield method over the estimated life of the loans. Discounts on other loans are accreted to income over the term of the loans primarily using the simple-interest method of accounting.

                        Loan fees and certain direct loan origination costs are deferred. Net deferred fees and costs are amortized into interest income over the life of the loan using the level-yield method.

                        Interest income on loans receivable is recognized on an accrual basis except when a loan has been placed on nonaccrual status. Loans are placed on nonaccrual status when principal or interest is past due 90 days or more or when, in the opinion of management, principal and interest is not likely to be paid in accordance with the terms of the loan agreement. Thereafter, interest income on nonaccrual loans is recorded only when cash is received.

                        On October 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114 ("SFAS 114"), "Accounting by Creditors for Impairment of a Loan" and Statement of Financial Accounting Standards No. 118 ("SFAS 118"), "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures." Under SFAS 114 and SFAS 118 ("Statements"), a loan is considered impaired when it is probable that the Company, based on current information, will not collect all amounts due, including principal and interest, according to the contractual terms of the loan agreement. Loans exempt from the provisions of these Statements include large groups of smaller-balance homogenous loans that are collectively evaluated for impairment

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1997, 1996 and 1995
(Continued)

                        such as one-to-four family real estate loans and consumer loans. Such loans that are modified in a troubled debt restructuring ("TDR"), however, are subject to the provisions of these Statements. A loan is considered a TDR when modifications are made to the original contractual terms of the loan due to the borrower's financial difficulties. Loans that fall within the scope of these Statements must be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's observable market price or, if the loan is collateral dependent, at the fair value of the collateral.

                        ALLOWANCE FOR POSSIBLE LOAN LOSSES. The allowance for possible loan losses is based on a periodic analysis of the loan portfolio and reflects an amount which, in management's judgment, is adequate to provide for possible loan losses in the existing portfolio. In evaluating the portfolio, management takes into consideration the Company's loan growth, prior loss experience, present and potential risks of the loan portfolio and current economic conditions. Provisions for possible losses on loans are charged to operations. Loans are charged-off against the allowance for possible loan losses when the collectability of loan principal is unlikely. Recoveries of loans previously charged-off are credited to the allowance.

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

                        OFFICE PROPERTIES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS. Office properties and equipment, including leasehold improvements are stated at cost less accumulated depreciation and amortization. Office properties and equipment are depreciated over their estimated useful lives using the straight-line method. Estimated lives vary from 20 to 50 years on buildings and 3 to 25 years on furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the term of the respective lease or the life of the improvement, whichever is shorter.

                        INVESTMENT IN REAL ESTATE AND PREMISES. Investment in real estate and premises consists of real estate owned ("REO") and direct investments in real estate.

                        REO consists of real estate acquired through foreclosure or deed in lieu of foreclosure. REO is recorded at the lower of cost or estimated fair value less estimated selling costs at the time of foreclosure. Subsequent declines in estimated fair value, net operating results, and gains or losses resulting from the disposition of properties are recognized in the current period's operations.

                        Direct investment in real estate consists of real estate the Company has acquired through acquisitions or purchases. Direct investment in real estate is recorded at the lower of cost or net realizable value.

                        DERIVATIVE FINANCIAL INSTRUMENTS. The Company has limited involvement in derivative financial instruments, using interest rate swaps and interest rate cap agreements to manage interest rate exposure. The Company's interest-rate swap and cap agreements are considered derivative financial instruments held for purposes other than trading and are accounted for under the accrual method. Interest income (expense) resulting from the derivatives are accrued and reported as an adjustment to interest income (expense) of the related asset or liability.

                        Realized gains and losses from the settlement or termination of derivative contracts are deferred on the statement of financial condition and are amortized to interest income or interest expense over the life of the hedged item. Amortization commences when the contract is settled or terminated. If the related assets or liabilities are sold or otherwise disposed, then the deferred gains or losses on the derivative contract are recognized as an adjustment to the gain or loss on disposition of the related asset or liability.

                        Premiums paid for interest rate cap agreements are amortized as additional interest expense over the term of the contract. Amounts receivable under interest rate cap agreements are reflected as a reduction to interest expense.

                        INCOME TAXES. The Holding Company and its subsidiary file consolidated tax returns with the Federal taxing authorities and a combined return with New York State. In addition, the Bank files tax returns in those states and localities in which it maintains operations.

                        The Company recognizes both the current and deferred tax consequences of all transactions that have been recognized in the financial statements. Calculations are based on the provisions of enacted tax laws and the tax rates in effect for current and future years. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (temporary differences). The deferred tax liability (asset) is determined based on enacted tax rates which will be in effect when the underlying items of income and expense are expected to be reported to the taxing authorities. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a more-likely-than-not criterion is met. Annual deferred tax expense (benefit) is equal to the change in the deferred tax liability (asset) account from the beginning to the end of the year. A current tax liability (asset) is recognized for the estimated taxes payable or refundable for the current year.

                        STOCK-BASED COMPENSATION PLANS. In accordance with Statement of Financial Accounting Standards No.123 ("SFAS 123"), "Accounting for Stock-Based Compensation," the Company continues to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for its stock-based compensation plans and discloses in the footnotes to the financial statements pro forma net income and EPS information as if the fair value based method had been adopted.

                        Deferred compensation for stock award plans is recorded as a reduction of stockholders' equity and is calculated as the cost of the shares purchased by the Bank and contributed to the plan. Compensation expense is recognized over the vesting period of actual stock awards based upon the fair value of the shares at the award date.

                        Compensation expense for the Employee Stock Ownership Plan ("ESOP") is recorded at an amount equal to the shares allocated by the ESOP multiplied by the average fair market value of the shares during the period. The Company recognizes compensation expense ratably over the year for the ESOP shares to be allocated each December 31st, based upon the Company's current estimate of the number of shares expected to be allocated by the ESOP during each calendar year. Additionally, as the ESOP shares are accrued for, the difference between the average fair market value and the cost of the shares allocated by the ESOP is treated as an adjustment to additional paid-in capital.

                        EARNINGS PER SHARE OF COMMON STOCK. Primary earnings per share ("EPS") is calculated by dividing net income by the sum of the outstanding weighted average number of shares of common stock of the Holding Company ("Common Stock") and the average number of shares issuable under the Company's stock benefit plans that have a dilutive effect measured under the treasury stock method. Fully diluted EPS is calculated by dividing net income by the sum of the outstanding weighted average number of shares of Common Stock and the maximum dilutive effect of shares issuable under the Company's stock benefit plans. The maximum dilutive effect is computed using the period end fair market value of the Company's stock, if it is higher than the average market price during the period used in calculating primary EPS. For the years ended September 30, 1997, 1996 and 1995 the total weighted average number of shares of Common Stock outstanding and the weighted average number of shares issuable under the Company's stock benefit plans for the primary EPS calculations were 23,595,529, 24,220,480 and 25,088,089 and for the fully diluted EPS calculations were 23,755,249, 24,277,013 and 25,446,558, respectively.

                        OFF-BALANCE SHEET INSTRUMENTS. In the ordinary course of business the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, and commitments to buy and sell loans and securities. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

                        IMPACT OF NEW ACCOUNTING STANDARDS. Effective January 1, 1997, the Company adopted SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," except for those transactions that are governed by SFAS 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." SFAS 127 was issued in December 1996 to extend the effective date of the provisions of SFAS 125 as they relate to secured borrowings, collateral and repurchase agreements, dollar rolls, securities lending and similar transactions for one year. SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguish ments of liabilities occurring after December 31, 1996 based on consistent application of a financial-components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement supersedes SFAS 76, "Extinguishment of Debt," and SFAS 77, "Reporting

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1997, 1996 and 1995
(Continued)

                        by Transferors for Transfers of Receivable with Recourse," and SFAS 122, "Accounting for Mortgage Servicing Rights," and amends SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and SFAS 65, "Accounting for Certain Mortgage Banking Activities." The Company does not expect SFAS 125, as amended by SFAS 127, to have a material effect on the financial statements.

                        In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share." SFAS 128 is effective for periods ending after December 15, 1997 and establishes standards for computing and presenting EPS for entities with publicly held common stock and common stock equivalents. The statement simplifies the computations of EPS that were previously found in APB Opinion No. 15 "Earnings Per Share" and replaces primary EPS with basic EPS and fully diluted EPS with diluted EPS. Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if all common stock equivalents were converted. This statement requires a reconciliation of the numerator and denominator of the two EPS calculations and the restatement of all prior period EPS data presented after adoption. The Company has not yet determined the impact of SFAS 128 on its financial statements.

                        In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129 ("SFAS 129"), "Disclosure of Information about Capital Structure." SFAS 129 is effective for periods ending after December 15, 1997. The statement consolidates the disclosure requirements related to an entity's capital structure that were previously contained in APB Opinions No. 10, "Omnibus Opinion-1996," and No. 15 "Earnings Per Share," and Statement of Financial Accounting Standards No. 47, "Disclosure of Long Term Obligations." There is no change in disclosure requirements for entities, such as the Company, that were previously subject to these pronouncements.

                        In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." SFAS 130 is effective for years beginning after December 15, 1997 and requires reclassification of financial statements for earlier periods provided for comparative purposes. The statement establishes standards for reporting and display of comprehensive income and its components. This statement requires that all items that are required to be recognized as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined as all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company has not yet determined the impact of SFAS 130 on its financial statements.

                        In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. The statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company has not yet determined the impact of SFAS 131 on its financial statements.

--------------------------------------------------------------------------------
(2)                     On April 14, 1994, the Holding Company completed the
Conversion to           issuance and sale of 26,816,464 shares of Common Stock,
Stock Form of           at a price of $11.50 per share, through an Initial
Ownership               Public Offering ("IPO") to the Bank's depositors and the
                        Bank's stock benefit plans. Approximately $164.0 million was contributed by the Holding Company to the Bank in exchange for 100% of the shares issued and outstanding of the Bank's common stock. The Holding Company recorded
                        $296.9 million of net proceeds from this offering and utilized $32.7 million to purchase 2,070,000 and 776,250 shares, respectively, for the ESOP and Management
                        Recognition and Retention Plans ("MRP").

                        In accordance with the requirements of the Office of Thrift Supervision ("OTS") the Bank established a liquidation account in the amount equal to its capital as of the date of the latest consolidated statement of condition appearing in the final IPO prospectus. The liquidation account is maintained for the benefit of eligible pre-conversion depositors who continue to maintain their account at the Bank after the conversion. The liquidation account is reduced annually to the extent that eligible account holders reduce their qualifying deposits. The balance of the liquidation account at September 30, 1997 was $63.6 million. In the unlikely event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution from the liquidation account. The Bank is not permitted to declare or pay a dividend on or to repurchase any of its capital stock if the effect would be to cause the Bank's regulatory capital to be reduced below the amount required for the liquidation account.

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

--------------------------------------------------------------------------------

(3)                     During fiscal 1996, the Company acquired First Home
Business                Mortgage of Virginia, Inc. ("First Home") and two
Combinations            mortgage origination offices located in Pennsylvania and
                        North Carolina from Fleet Mortgage Company. The acquisitions were completed to continue the expansion of the Company's mortgage origination activities. The acquisition of First Home, which did not involve significant tangible assets, was accounted for using the purchase method of accounting and resulted in goodwill of approximately $2.8 million which is being amortized on a straight line basis over 15 years from the date of acquisition.

                        During fiscal 1995, the Company acquired the $630.0 million conventional servicing portfolio and eleven lending offices of Entrust Financial Corporation ("Entrust") and the retail lending office of Developer's Mortgage Corporation ("Developer's"). The operations of Entrust and Developer's were merged into the Bank and the recorded investment in mortgage servicing rights ("MSR's") stemming from these acquisitions approximated $7.5 million at September 30, 1995. The acquisitions were designed to expand the Company's mortgage production capabilities by extending its lending area to include Pennsylvania, Delaware, Maryland, Virginia and Georgia. The acquisitions, which did not involve significant tangible assets, were accounted for using the purchase method of accounting and resulted in goodwill at September 30, 1995 of approximately $2.8 million, which is being amortized on a straight line basis over 15 years from the date of acquisition.

                        During 1986, with the assistance of the Federal Savings and Loan Insurance Corporation ("FSLIC"), The Long Island Savings Bank, FSB ("Syosset") acquired Flushing Federal Savings and Loan Association ("Flushing Federal"). Flushing Federal operated eight branches located in Queens, Nassau and Suffolk Counties. During 1983, Syosset acquired all the outstanding stock of The Long Island Savings Bank of Centereach FSB ("Centereach"), formerly Suffolk County Federal Savings and Loan Association pursuant to an assistance agreement with the FSLIC ("Assistance Agreement"). Centereach operated thirty-six branches located primarily in Nassau and Suffolk Counties.

                        The 1983 and 1986 acquisitions were accounted for using the purchase method of accounting, resulting in goodwill of $625.4 million and $31.4 million, respectively, which was amortized in accordance with GAAP and subsequently written-off as described below.

                        On September 3, 1993, with the approval of the OTS, Syosset was merged into Centereach and its name was simultaneously changed to The Long Island Savings Bank, FSB. This voluntary merger was the result of the need to achieve compliance with current regulatory capital standards which, as construed by OTS, do not permit the inclusion of goodwill in calculating capital. The merger of Syosset and Centereach also involved an approximate $1.0 billion reduction in asset size from the sale of ten branches with approximately $836.3 million in deposit liabilities and certain assets. As a result of the significant restructuring activities which occurred during fiscal 1993, principally the downsizing of the Company through branch deposit and asset sales, which included branch deposits and assets acquired in previous business combinations, and the merger of Syosset and Centereach, as well as prior year sales of branch deposits and assets acquired in the previous business combinations, management determined that the value of the remaining goodwill was substantially diminished. Accordingly, in the fourth quarter of fiscal 1993, the remaining goodwill balance was written-off. The elimination of goodwill from the Company's financial statements is without prejudice to the Company's lawsuit against the government.

--------------------------------------------------------------------------------
(4)                     The Financial Institutions Reform, Recovery and
Regulatory Matters--    Enforcement Act ("FIRREA") of 1989 imposed more
                        stringent capital requirements upon the Bank than those previously in effect. These capital regulations contain provisions for capital standards that require

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1997, 1996 and 1995
(Continued)

The Bank the Bank to have minimum regulatory tangible capital equal to 1.5% of total assets and a minimum 3% leverage capital ratio. The ability to include qualifying supervisory goodwill for purposes of the leverage capital ratio requirement was phased out on January 1, 1995. Additionally, the Bank is required to meet a risk-based capital requirement. The risk-based capital rule requires that core capital plus supplementary capital equal 8%. The capital standards are also required to be no less stringent than standards applicable to national banks. In that regard, the Federal regulatory agencies and the OTS periodically propose modifications to applicable capital standards which, if adopted, could impact the Bank's capital requirements.

                        At September 30, 1992, the Bank reported to the OTS as two separate entities. On a stand-alone basis, Syosset exceeded the capital requirements of FIRREA at September 30, 1992. However, Centereach, then a wholly-owned subsidiary of Syosset, did not meet any of the three required FIRREA capital ratios, as interpreted by the OTS, and had negative tangible capital, as defined in the regulations, of approximately $109.2 million at September 30, 1992 (unaudited). Centereach submitted a Capital Plan ("Capital Plan") to the OTS, which the agency approved, that outlined steps Centereach could take to attain the levels of regulatory capital required by the government. Failure to meet the capital requirements of FIRREA and the interim capital targets included in its Capital Plan exposed Centereach to possible regulatory sanctions. In response to the need to comply with capital standards and to avoid possible regulatory sanctions, the Bank completed the merger discussed in Note 3. A merger or similar transaction by Centereach was required by the timetable of, and specifically contemplated in, the Capital Plan. At September 30, 1993, the newly merged The Long Island Savings Bank, FSB exceeded the three required FIRREA capital ratios and the OTS terminated the Capital Plan. There is no supervisory goodwill remaining on the Bank's books.

                        The mandated exclusion from regulatory capital of supervisory goodwill on the books of Centereach was the reason for its inability to meet the FIRREA capital standards. The inclusion of goodwill as an asset to be amortized over forty years for regulatory purposes was specified in the Assistance Agreement related to the acquisition. On August 15, 1989, the Bank filed suit against the United States seeking damages and/or other appropriate relief on the grounds, among others, that the government had breached the terms of the Assistance Agreement. The Assistance Agreement, among other things, provided for the inclusion of supervisory goodwill as an asset on Centereach's balance sheet to be included in capital and amortized over 40 years for regulatory purposes. The suit is pending before Chief Judge Loren Smith in the United States Court of Federal Claims and is entitled The Long Island Savings Bank, FSB et al. vs the United States. The case had been stayed pending disposition by the United States Supreme Court of three related supervisory goodwill cases (the Winstar cases). On July 1, 1996 the Supreme Court ruled in the Winstar cases the government had breached its contracts with the Winstar parties and was liable in damages for those breaches. Thereafter, the stay applicable to the Bank's case and other Winstar-related cases was lifted.

                        On November 1, 1996, the Bank filed a motion for summary judgment on liability. On January 27, 1997, the government filed a response opposing the Bank's motion and cross-moving for summary judgment. No decision has been rendered on the Bank's motion or the government's cross-motion.

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

                        The Bank is subject to various regulatory capital requirements administered by the OTS. Failure to meet minimum capital requirements can initiate certain mandatory--and possible additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action ("PCA"), the Bank must meet specific capital guidelines that involve qualitative mea-sures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

                        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. The Bank meets all capital adequacy requirements to which it is subject as of September 30, 1997.

                        As of September 30, 1997 the most recent notification from the OTS categorized the Bank as "well-capitalized" under the regulatory framework for PCA. An institution is deemed "well-capitalized" if (a) its risk-based capital is 10% or greater, (b) its Tier 1 risk-based capital ratio is 6% or greater, and (c) its leverage ratio is 5% or greater. There are no conditions or events since the notification that have changed the institution's category. Set forth below is a summary of the Bank's compliance with the OTS capital standards as of September 30,

                                           1997                    1996
--------------------------------------------------------------------------------
                                              Percent of              Percent of
                                   Amount      Assets(1)     Amount    Assets(1)
                                  -------------------------------------------
                                             (Dollars in thousands)
GAAP capital                      $472,525       8.00%      $430,546     8.13%
                                  ===========================================
Tangible capital:
  Capital level(2)                $453,516       7.72%      $416,802     7.84%
  Requirement                       88,169       1.50         79,710     1.50
                                  -------------------------------------------
  Excess                          $365,347       6.22%      $337,092     6.34%
                                  ===========================================
Core capital:
  Capital level(2)                $453,516       7.72%      $416,802     7.84%
  Requirement                      176,338       3.00        159,419     3.00
                                  -------------------------------------------
  Excess                          $277,178       4.72%      $257,383     4.84%
                                  ===========================================
Risk-based capital:
  Capital level(3)                $487,397      16.22%      $450,714    16.48%
  Requirement                      240,393       8.00        218,808     8.00
                                  -------------------------------------------
  Excess                          $247,004       8.22%      $231,906     8.48%
                                  ===========================================

(1) Capital levels are shown as a percentage of the Bank's total adjusted assets, as computed under GAAP. Tangible and core capital levels are shown as a percentage of the Bank's total adjusted assets, as computed based on regulatory guidelines. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(2) Represents GAAP capital excluding the effect of SFAS 115, goodwill and MSR's limitations.
(3) The difference between GAAP capital and regulatory risk-based capital level represents the exclusion of the effect of SFAS 115 and goodwill and an addition for a portion of the loan valuation allowance.

--------------------------------------------------------------------------------

(5)
Investment in Debt and  At September 30, 1997 and 1996, all of the Company's
Equity Securities       investments in debt and equity securities were
                        classified available-for-sale. The amortized cost and estimated fair values of debt and equity securities available-for-sale at September 30, are summarized below:

                                                                                      1997
--------------------------------------------------------------------------------------------------------------
                                                                  Amortized  Unrealized  Unrealized  Estimated
                                                                     Cost       Gain        Loss    Fair Value
                                                                  --------------------------------------------
                                                                                 (In thousands)
Available-for-sale:
Debt securities:
  U.S. government and agency obligations                          $ 14,007      $ 9        $ --       $ 14,016
  U.S. government and agency obligations pledged as collateral      82,686       --         623         82,063
  Commercial Paper                                                     700       --          --            700
  Asset-backed securities (automobile loans and leases)             11,797       33          77         11,753
                                                                  --------------------------------------------
Total debt securities available-for-sale                           109,190       42         700        108,532
                                                                  --------------------------------------------
Equity securities:
  Preferred and common stock                                        30,058        1          13         30,046
                                                                  --------------------------------------------

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1997, 1996 and 1995
(Continued)

Total equity securities available-for-sale                          30,058        1          13         30,046
                                                                  --------------------------------------------
Total securities available-for-sale                               $139,248      $43        $713       $138,578
                                                                  ============================================

                                                                                      1996
--------------------------------------------------------------------------------------------------------------
                                                                  Amortized  Unrealized  Unrealized  Estimated
                                                                     Cost       Gain        Loss    Fair Value
                                                                  --------------------------------------------
                                                                                 (In thousands)
Available-for-sale:
Debt securities:
  U.S. government and agency obligations                          $ 13,385      $ --       $    3     $ 13,382
  U.S. government and agency obligations pledged as collateral      88,021        17        1,933       86,105
  Asset-backed securities (automobile loans and leases)             40,561       140          332       40,369
                                                                  --------------------------------------------
Total debt securities available-for-sale                           141,967       157        2,268      139,856
                                                                  --------------------------------------------
Equity securities:
  Preferred and common stock                                        40,038        --           --       40,038
  Investment in mutual funds                                           779        --           23          756
                                                                  --------------------------------------------
Total equity securities available-for-sale                          40,817        --           23       40,794
                                                                  --------------------------------------------
Total securities available-for-sale                               $182,784      $157       $2,291     $180,650
                                                                  ============================================

                        Sales of debt and equity securities from the available-for-sale portfolio during the years ended September 30, are summarized as follows:

                                            1997           1996           1995
-------------------------------------------------------------------------------
                                                      (In thousands)
Proceeds from sales                        $26,144       $139,099       $48,836
Gross gains                                     --            380           480
Gross losses                                    37             89           526

                        During fiscal 1995, the Company wrote-off its investment in Nationar, a failed bank service institution, in the amount of $1.8 million. In fiscal 1997 and 1996, the Company recovered $372,000 and $49,000, respectively on its investment in Nationar.

                        The maturities of the investments in debt securities at September 30, are as follows:

                                         1997                     1996
--------------------------------------------------------------------------------
                                  Available-for-sale       Available-for sale
                                 -----------------------------------------------
                                             Estimated                Estimated
                                 Amortized     Fair       Amortized     Fair
                                   Cost        Value        Cost        Value
                                 -----------------------------------------------
                                                (In thousands)
Within 1 year                    $ 19,039    $ 19,048     $ 26,584    $ 26,596
After 1 year through 5 years       11,513      11,512       35,543      35,457
After 5 years through 10 years     74,872      74,250       74,822      72,891
After 10 years                      3,766       3,722        5,018       4,912
                                 -----------------------------------------------
                                 $109,190    $108,532     $141,967    $139,856
                                 -----------------------------------------------

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1997, 1996 and 1995
(Continued)

--------------------------------------------------------------------------------

(6)                     The amortized cost and estimated fair values of
Mortgage-Backed         Mortgage-Backed Securities (" MBS's") at September 30,
Securities              are summarized below:

                                                                                      1997
--------------------------------------------------------------------------------------------------------------
                                                                  Amortized  Unrealized  Unrealized  Estimated
                                                                     Cost       Gain        Loss    Fair Value
                                                                  --------------------------------------------
                                                                                 (In thousands)
Held-to-maturity:
  Real estate mortgage investment conduit                         $   16,144    $    --   $2,035    $   14,109
  Other pass-through certificates                                      6,079         --       --         6,079
                                                                  --------------------------------------------
Mortgage-backed securities held-to-maturity                       $   22,223    $    --   $2,035    $   20,188
                                                                  ============================================
Available-for-sale:
  GNMA pass-through certificates                                  $  251,362    $ 2,215   $   --    $  253,577
  FHLMC pass-through certificates                                    189,565      1,213      331       190,447
  FNMA pass-through certificates                                     297,087      4,397      177       301,307
  Other pass-through certificates                                     49,736         58      286        49,508
  GNMA, FHLMC and FNMA securities pledged as collateral              994,012     19,994      374     1,013,632
                                                                  --------------------------------------------
  Gross mortgage-backed securities available-for-sale              1,781,762     27,877    1,168     1,808,471
  Unamortized premium, net                                             3,238     (3,238)      --            --
                                                                  --------------------------------------------
Mortgage-backed securities available-for-sale, net                $1,785,000    $24,639   $1,168    $1,808,471
                                                                  ============================================

                                                                                      1996
--------------------------------------------------------------------------------------------------------------
                                                                  Amortized  Unrealized  Unrealized  Estimated
                                                                     Cost       Gain        Loss    Fair Value
                                                                  --------------------------------------------
                                                                                 (In thousands)
Held-to-maturity:
  Real estate mortgage investment conduit                         $   17,017    $    --    $1,976   $   15,041
  Other pass-through certificates                                      6,079         --        --        6,079
                                                                  --------------------------------------------
Mortgage-backed securities held-to-maturity                       $   23,096    $    --    $1,976   $   21,120
                                                                  ============================================
Available-for-sale:
  GNMA pass-through certificates                                  $    3,582    $    50    $   --   $    3,632
  FHLMC pass-through certificates                                    367,480      3,651     1,794      369,337
  FNMA pass-through certificates                                     483,480      4,238     2,022      485,696
  Other pass-through certificates                                     78,101         92       309       77,884
  GNMA, FHLMC and FNMA securities pledged as collateral              767,263     14,357     1,063      780,557
                                                                  --------------------------------------------
  Gross mortgage-backed securities available-for-sale              1,699,906     22,388     5,188    1,717,106
  Unamortized premium, net                                             3,270     (3,270)       --           --
                                                                  --------------------------------------------
Mortgage-backed securities available-for-sale, net                $1,703,176    $19,118    $5,188   $1,717,106
                                                                  ============================================

                        Sales of MBS's from the available-for-sale portfolio during the years ended September 30, are summarized as follows:

                                             1997          1996           1995
--------------------------------------------------------------------------------
                                                       (In thousands)
Proceeds from sales                        $567,718      $485,195       $286,674
Gross gains                                  10,352         6,931          2,343
Gross losses                                     80         1,232             35

--------------------------------------------------------------------------------
(7)                     Loans held-for-sale as of September 30, are summarized
Loans Held for Sale     as follows:
and Loans Receivable
Held for Investment

                                                         1997           1996
--------------------------------------------------------------------------------
                                                            (In thousands)
Real estate loans:
  One-to-four family                                 $   157,203    $    57,812
  Co-operative apartment                                     162             49
                                                     --------------------------
                                                         157,365         57,861
Student loans                                                252            108
                                                     --------------------------
  Total loans held-for-sale                          $   157,617    $    57,969
                                                     ==========================

                        The Bank originates most fixed rate loans for immediate sale to FNMA, FHLMC or other investors. Generally, the sale of such loans is arranged at the time the loan application is received through best effort commitments. In addition, student loans are sold to the Student Loan Mortgage Association generally before repayment begins during the grace period of the loan.

                        Loans receivable held for investment as of September 30, are summarized as follows:

                                                         1997           1996
-------------------------------------------------------------------------------
                                                            (In thousands)
Real estate loans held-for-investment
  One-to-four family                                 $ 3,075,653    $ 2,670,387
  Co-operative apartment                                 105,437        114,560
  Home equity                                             20,171         18,564
  Second mortgage                                          3,986          5,154
  Multi-family                                            45,324         34,883
  Commercial real estate                                  66,266         69,625
  Construction and Land                                   11,370          7,730
                                                     --------------------------
                                                       3,328,207      2,920,903
  Deferred loan costs                                      6,849          3,159
  Purchase accounting discount                            (1,871)        (2,777)
                                                     --------------------------
                                                       3,333,185      2,921,285
  Allowance for possible loan losses                     (20,510)       (20,226)
                                                     --------------------------
    Real estate loans held-for-investment, net         3,312,675      2,901,059
                                                     --------------------------
Commercial loans receivable
  Commercial                                               6,850          8,206
  Unearned discount                                         (385)          (396)
                                                     --------------------------
                                                           6,465          7,810
  Allowance for possible loan losses                      (3,894)        (3,631)
                                                     --------------------------
    Commercial loans receivable, net                       2,571          4,179
                                                     --------------------------
Other loans receivable
  Consumer                                               100,882         69,575
  Consumer line of credit                                 57,350         55,292
  Property improvement                                     7,087          9,028
  Student                                                  8,231          6,976
  Loans on deposit accounts                                2,251          2,475
                                                     --------------------------
                                                         175,801        143,346
  Purchase accounting premium                                 29             50
  Deferred loan costs                                      2,495          2,258
                                                     --------------------------

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1997, 1996 and 1995
(Continued)

                                                         178,325        145,654
  Allowance for possible loan losses                      (9,477)       (10,055)
                                                     --------------------------
    Other loans receivable, net                          168,848        135,599
                                                     --------------------------
Total loans receivable held-for-investment, net      $ 3,484,094    $ 3,040,837
                                                     ==========================

                        SIGNIFICANT CREDIT RISK CONCENTRATIONS. The Bank may be exposed to a concentration of credit risk from a regional economic standpoint since prior to fiscal 1995 loans were made primarily in the Metropolitan New York area. In an effort to minimize this risk, the Bank began to originate or acquire loans on a nationwide basis in fiscal 1995. At September 30, 1997, 48.16% of the Bank's real estate loans (excluding home equity loans) were derived from outside of New York, New Jersey and Connecticut.

                        NON-ACCRUAL LOANS. The principal amount of non-performing real estate loans excluding restructured loans aggregated approximately $33.8 million, $38.8 million and $38.5 million at September 30, 1997, 1996 and 1995, respectively. Interest income that would have been recorded if the loans had been performing in accordance with their original terms aggregated $2.1 million, $2.9 million and $2.7 million for the fiscal years ended September 30, 1997, 1996 and 1995, respectively. No interest income was recorded for these loans during the fiscal years ended September 30, 1997, 1996 and 1995. The principal amount of non-performing commercial loans excluding restructured loans aggregated $1.2 million, $0.8 million and $0.8 million at September 30, 1997, 1996 and 1995, respectively.

                        RESTRUCTURED REAL ESTATE LOANS. The principal amount of restructured real estate loans that have not complied with the terms of their restructure agreement for a satisfactory period (generally six months) aggregated approximately $10.9 million, $11.4 million and $14.8 million at September 30, 1997, 1996 and 1995, respectively. Interest income that would have been recorded if the loans had been performing in accordance with their original terms aggregated $140,000, $300,000 and $300,000 for the fiscal years ended September 30, 1997, 1996 and 1995, respectively. Interest income recorded for these loans amounted to $50,000, $100,000 and $100,000 for the fiscal years ended September 30, 1997, 1996 and 1995, respectively. Restructured loans that have complied with the terms of their restructure agreement for a satisfactory period (generally six months) and have therefore been returned to performing status aggregated $9.1 million, $11.8 million and $12.1 million as of September 30, 1997, 1996 and 1995, respectively.

                        The principal amount of restructured commercial loans aggregated $0.3 million, $0.5 million and $0.9 million at September 30, 1997, 1996 and 1995, respectively. Interest income that would have been recorded if the loans had been performing in accordance with their original terms aggregated $40,000, $43,000 and $49,000 for fiscal years ended September 30, 1997, 1996 and 1995, respectively. Interest income recorded for these loans amounted to $26,000, $29,000 and $40,000 for the fiscal years ended September 30, 1997, 1996 and 1995, respectively.

                        IMPAIRED LOANS. As of September 30, 1997 and 1996, $6.4 million and $7.7 million, respectively, in loans were considered impaired within the scope of SFAS 114, of which $4.6 million and $5.6 million, respectively, were on nonaccrual status. The application of SFAS 114 measurement indicated that approximately $0.9 million and $0.7 million, respectively, of these loans required valuation allowances, totaling $0.3 million, which are included within the overall allowance for possible loan losses at each of September 30, 1997 and 1996. SFAS 114 does not apply to periods prior to fiscal 1996.

                        Interest income recognized on impaired loans during the year ended September 30, 1997 and 1996 amounted to approximately $0.5 million and $0.4 million, respectively, which is approximately equal to the actual interest payments received. The average recorded investment in impaired loans during the year ended September 30, 1997 and 1996 was $7.3 million and $8.9 million, respectively. The allowance for possible loan losses contains additional amounts for impaired loans, as deemed necessary, to maintain reserves at levels considered adequate by management.

                        LOAN SERVICING. The Company has entered into various agreements to service loans for others. At September 30, 1997 and 1996, 53,574 loans and 47,146 loans with a total balance of $4.5 billion and $3.7 billion, respectively, were being serviced for others. Of this total balance, the Company has retained participation in loans equal to $9.9 million and $10.3 million at September 30, 1997 and 1996, respectively.

                        The right to service loans for others is generally obtained by either the sale of loans with servicing retained, the open market purchase or creation of MSR's.

                        During the fiscal years ended September 30, 1997, 1996 and 1995, the Company sold approximately $834.6 million, $186.8 million and $100.4 million, respectively, of whole loans and MBS's with servicing retained.

                        MSR activity for the years ended September 30, is summarized as follows:

                                             1997          1996          1995
--------------------------------------------------------------------------------
                                                      (In thousands)

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1997, 1996 and 1995
(Continued)

Beginning balance                          $ 29,769      $ 11,328      $    759
  Purchased MSR's                             4,066        15,159        10,071
  Capitalized MSR's                          15,385         5,982         1,969
  Amortization                               (7,381)       (2,700)       (1,471)
                                           ------------------------------------
                                             41,839        29,769        11,328
  Less: Allowance for MSR's                      50            82            --
                                           ------------------------------------
Ending balance                             $ 41,789      $ 29,687      $ 11,328
                                           ====================================

                        Fees earned for servicing loans are reported as income when the related mortgage loan payments are collected. MSR's are amortized as a reduction to loan service fee income on a level-yield basis over the estimated remaining life of the underlying mortgage loans. MSR's are carried at fair value and impairment, if any, is recognized through a valuation allowance. At September 30, 1997 and 1996 the valuation allowance amounted to $50,000 and $82,000, respectively. No valuation allowance was required for 1995.

                        Loan servicing income for the years ended September 30, is summarized as follows:

                                                   1997       1996       1995
--------------------------------------------------------------------------------
                                                         (In thousands)
Servicing fees                                   $ 19,380   $ 16,645   $ 14,344
Amortization of MSR's                              (7,381)    (2,700)    (1,471)
Recovery of allowance (provision) for MSR's            32        (82)        --
                                                 ------------------------------
Total servicing income                           $ 12,031   $ 13,863   $ 12,873
                                                 ==============================

--------------------------------------------------------------------------------
(8)                                         Real
Allowance for                              Estate  Commercial  Other
Possible Loan Losses                        Loans    Loans     Loans     Total
--------------------------------------------------------------------------------
                                                      (In thousands)
Balance at September 30, 1994             $22,881   $ 4,250   $ 8,582   $ 35,713
Add:
  Provision for possible loan losses        1,275       400     4,795      6,470
  Recoveries of previous charge-offs        1,006       141       651      1,798
                                          --------------------------------------
                                           25,162     4,791    14,028     43,981
Less charge-offs                            4,608       917     4,098      9,623
                                          --------------------------------------
Balance at September 30, 1995              20,554     3,874     9,930     34,358
Add:
  Provision for possible loan losses        2,850        --     3,350      6,200
  Recoveries of previous charge-offs          691       319       543      1,553
                                          --------------------------------------
                                           24,095     4,193    13,823     42,111
Less charge-offs                            3,869       562     3,768      8,199
                                          --------------------------------------
Balance at September 30, 1996              20,226     3,631    10,055     33,912
Add:
  Provision for possible loan losses        3,000        --     3,000      6,000
  Recoveries of previous charge-offs          161       263       461        885
                                          --------------------------------------
                                           23,387     3,894    13,516     40,797
Less charge-offs                            2,877        --     4,039      6,916
                                          --------------------------------------
Balance at September 30, 1997             $20,510   $ 3,894   $ 9,477    $33,881
                                          ======================================

--------------------------------------------------------------------------------
(9) The following is a summary of investment in real estate and premises owned by the Company at September 30:

Investment in Real Estate
and Premises

                                                              1997         1996
--------------------------------------------------------------------------------
                                                                (In thousands)
REO:
One-to-four family                                           $4,294      $ 5,835
Condo/co-op                                                   1,955        1,990
Commercial                                                      394          330
                                                             -------------------
                                                              6,643        8,155
Direct Investment:
Land                                                          2,460        2,525
                                                             -------------------
  Investment in real estate and premises                     $9,103      $10,680
                                                             ===================

                        Investment in real estate and premises operating results for the years ended September 30, were as follows:

                                                 1997       1996          1995
--------------------------------------------------------------------------------
                                                       (In thousands)
Income
Rental income                                  $    82     $1,994       $ 3,051
Gains on sales                                     540      1,978(1)        628
Net profits, equity in joint venture             1,209      1,243         1,109
Other income                                        68        527            18
                                               --------------------------------
  Total income                                   1,899      5,742         4,806
                                               --------------------------------
Expenses
Acquisition expenses                               777        799           766
Operating expenses                               1,407      1,888         3,134
Losses on sales                                    244        225           139
Depreciation                                        --        312           509
Write-downs                                        676        490           581
                                               --------------------------------
  Total expenses                                 3,104      3,714         5,129
                                               --------------------------------
Net (loss) gain on investment in real
  estate and premises                          $(1,205)    $2,028       $  (323)
                                               ================================

(1) Includes net profit of $1.4 million from the sale of eight rental office buildings previously held as direct investments and two other properties previously utilized for Company operations.

--------------------------------------------------------------------------------

(10)                    Certificate accounts and other deposit accounts at
Deposits                September 30, are summarized as follows:

                                                            1997          1996
--------------------------------------------------------------------------------
                                                              (In thousands)
Account type:
Passbook                                                  $608,618      $669,241
Demand and NOW                                             261,324       227,747
Money market                                               109,874       130,442

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1997, 1996 and 1995
(Continued)

Statement savings                                          633,868       646,789
Certificate accounts                                     2,116,819     1,958,791
                                                        ------------------------
  Total deposits                                        $3,730,503    $3,633,010
                                                        ========================
Contractual maturity of certificates:
  Within twelve months                                  $1,361,427    $1,360,835
  Over one to three years                                  596,603       314,327
  Over three years                                         158,789       283,629
                                                        ------------------------
                                                        $2,116,819    $1,958,791
                                                        ========================
Certificate accounts in excess of $100,000              $  197,747    $  160,654
                                                        ========================

                        Included in Demand and NOW accounts at September 30, 1997 and 1996, were approximately $132.3 million and $98.7 million, respectively, of non-interest-bearing deposits.

                        Interest expense on deposits for the years ended September 30, is summarized as follows:

                                                  1997        1996        1995
--------------------------------------------------------------------------------
                                                          (In thousands)
Account type:
Passbook                                        $ 17,557    $ 19,264    $ 22,336
NOW                                                3,109       3,105       3,181
Money market                                       3,335       3,913       5,022
Statement savings                                 20,956      20,755      20,946
Certificate accounts                             114,603     108,479      87,849
Escrow accounts                                      247         314         307
                                                --------------------------------
  Total interest expense on deposits            $159,807    $155,830    $139,641
                                                ================================

--------------------------------------------------------------------------------

(11)                    Borrowed funds at September 30, are summarized as
Borrowed Funds          follows:

                                                          1997               1996
------------------------------------------------------------------------------------------

                                                            Weighted              Weighted
                                                             Average               Average
                                                  Balance     Rate     Balance      Rate
                                                ------------------------------------------
                                                           (Dollars in thousands)
Securities sold under agreements to repurchase  $ 1,013,400   5.73%  $  800,000     5.69%
Advance--Federal Home Loan Bank
  of New York ("FHLB")                               33,120   6.63           --       --
Funding Note                                        155,540   6.00      178,023     6.11
Medium-term note                                    300,000   7.00           --       --
                                                ------------------------------------------
                                                  1,502,060             978,023
Unamortized Discount on Medium-term note               (604)                 --
                                                ------------------------------------------
  Borrowed Funds, net                           $ 1,501,456          $  978,023
                                                ==========================================

                        At September 30, 1997, securities sold under agreements to repurchase (reverse-repurchase agreements) were collateralized by MBS's having an estimated fair value of $1.1 billion. The maximum amount of agreements outstanding at a month end during fiscal 1997 and 1996 were $1.1 billion and $805.9 million, respectively. The average amounts of these agreements outstanding during fiscal 1997 and 1996 were $1.0 billion and $675.1 million, respectively. All outstanding agreements at September 30, 1997 mature within 54 months from that date.

                        FHLB advances are secured under assignment arrangements of eligible collateral, primarily mortgage loans in an amount equal to 110% of outstanding advances. The Bank maintains various lines of credit from the FHLB totaling $150.0 million at September 30, 1997. At September 30, 1997, the Bank had available and unused lines of credit aggregating $116.9 million. In addition, the Bank has the ability to obtain additional funds in the form of FHLB advances in an amount based upon its stock ownership in the FHLB of New York.

                        The Funding note was issued during fiscal 1996 in the amount of $181.4 million which is collateralized by a pool of adjustable rate residential mortgage loans. The interest on the Funding note changes monthly and bears interest at a rate of 50 basis points over the one month London Interbank Offered Rate ("LIBOR"), subject to a maximum rate of 11% through June 2001. Thereafter, the interest on the Funding note is subject to further adjustments. The Bank has the option to redeem the Funding note in whole on or after June 2001 or when the principal balance of the collateral pool is less than 5% of $269.9 million, the principal balance of the collateral pool at the time the Funding note was issued. The Funding note was issued to a special purpose financing entity of an investment banking firm for the purpose of securitizing mortgage pass-through certificates. At September 30, 1997 and 1996, the outstanding principal balance of the Funding note collateral pool was $240.9 million and $265.6 million, respectively.

                        During fiscal 1997, the Bank issued a five year medium-term note in the amount of $300.0 million. The medium-term note is part of a $1.0 billion medium-term note program the Bank established in 1997 in which the medium-term notes can be issued bearing interest at either a fixed or floating rate and have maturities ranging from nine months to 30 years from their respective issue dates. At September 30, 1997, the Bank has available $700.0 million under this borrowing program.

                        Interest expense on borrowed funds for the years ended September 30, is summarized as follows:

                                                             1997     1996     1995
-------------------------------------------------------------------------------------
                                                                  (In thousands)
Reverse-repurchase agreements                               $58,706  $37,998  $27,870
Funding note                                                 10,371    2,877       --
Advance--FHLB of NY                                           5,051      141       55
Medium-term note                                              5,464       --       --
Amortization of interest rate cap agreements (See Note 12)       89      330      330
                                                            -------------------------
  Total interest expense on borrowed funds                  $79,681  $41,346  $28,255
                                                            =========================

--------------------------------------------------------------------------------

(12)                    The Bank has entered into transactions as of September
Financial Instruments   30, 1997, that involve financial instruments with
with Off-Balance        off-balance sheet risks, in the normal course of
Sheet Risk              business in order to meet the financing and servicing
                        needs of its customers and to reduce the Bank's exposure to fluctuations in interest rates. The instruments include commitments to extend credit, letters of credit, commitments to sell loans, recourse liability on loans sold and derivative financial instruments. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

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

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1997, 1996 and 1995
(Continued)

                        COMMITMENTS TO SELL LOANS. Commitments to sell loans are contracts for delayed delivery of loans in which the Bank agrees to make delivery at a specified future date of a specified instrument, at a specific price or yield. Generally, risks arise from the possible inability to meet the terms of the contracts and from movements in interest rates. Since the Bank's commitments are substantially made on a "best-efforts" basis, the Bank does not expect any adverse financial impact.

                        The notional amount of the Company's financial instruments with off-balance sheet risk at September 30, are summarized as follows:

                                                             1997         1996
--------------------------------------------------------------------------------
                                                              (In thousands)
Commitments to originate or purchase:
  Real estate loans                                        $338,106     $311,967
  Home equity loans--unused lines of credit                  15,160        9,554
  Commercial loans--unused lines of credit                    2.477        2,576
  Consumer loans--unused lines of credit                    126,878      115,126
Commitments to sell loans                                   231,277       75,413
Commitments to purchase investment securities               200,180           --
                                                           ---------------------
  Total commitments                                        $914,078     $514,636
                                                           =====================

                        Real estate loan commitments included approximately $147.3 million and $104.8 million relating to adjustable rate loans at September 30, 1997 and 1996, respectively. In addition, the Bank has entered into adjustable rate standby letters of credit related to commercial loan transactions amounting to $3.5 million and $0.3 million at September 30, 1997 and 1996, respectively.

                        DERIVATIVES. The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes; they are used to manage interest rate risk. During fiscal 1997, the Company entered into a five year interest rate swap agreement, with a notional amount of $300.0 million. The swap agreement converted the medium-term note issued in 1997 from a fixed rate obligation of 7.0% into a variable rate of LIBOR minus 3 basis points. As of September 30, 1997, LIBOR minus 3 basis points was 5.69% and the interest rate swap had a gross positive market value of $1.7 million.

                        During fiscal 1996, the Company was party to $90.0 million notional amount of interest rate cap agreements. The agreements entitled the Company to receive from counterparties the amounts, if any, by which the Company's interest payments on its floating-rate reverse-repurchase agreements exceed the cap rate specified in the agreement. There were no contracts in effect at September 30, 1997.

--------------------------------------------------------------------------------

(13)                    The Company discloses fair value information about
Fair Value of           financial instruments for which it is practicable to
Financial Instruments   estimate the value, whether or not such financial
                        instruments are recognized on the balance sheet. Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

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

                        The fair value disclosures provide only a partial estimate of the fair value of the Company; for example, the values associated with the Company's long-term relationships with its customers through its deposit base and the value of a portion of its portfolio of MSR's are excluded. In the aggregate, these items add value to the Company but their fair value is not disclosed in this Note.

                        The following summary presents the methodologies and assumptions used to estimate the fair value of the Company's financial instruments.

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

                        Loans Receivable Held for Investment. Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as one-to-four family residential, multi-family residential, commercial real estate, various consumer loans and commercial loans. Each loan category is further segmented into fixed and adjustable rate, and by performing and non-performing categories. The pricing methodology for fiscal 1997 and 1996 assumes FNMA or FHLMC securitization of mortgage loans with conforming loan balances and secondary market whole loan standards for co-op residential loans and larger balance mortgage loans.

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

                        FINANCIAL LIABILITIES

                        Deposits. Deposit liabilities with no stated maturity (i.e., demand, savings and certain money market deposits) are equal to their carrying value. The fair value of certificate accounts is estimated by discounting the future cash flows using the Treasury yield curve plus additional basis points as the discount rate.

                        Borrowed Funds. The fair value of borrowed funds is estimated by discounting the future cash flows using the Treasury yield curve plus additional basis points as the discount rate.

                        Derivatives. The fair value of interest rate swap agreements and interest rate cap agreements are based on securities dealers' estimated market values. The fair value of interest rate swaps reflects the estimated amounts the Company would receive or pay to terminate the contract at the reporting date, thereby taking into account the current unrealized gains and losses of open contracts.

                        Commitments. The fair value of commitments to originate or purchase loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The commitments existing at September 30, 1997 and 1996 would be offered at substantially the same rates and terms had they been issued using the same criteria as used for commitments issued on September 30, 1997 and 1996, respectively. Accordingly, the estimated fair value of such commitments is deemed to be equivalent to their stated aggregate issuance value as of September 30, 1997 and 1996, respectively. The fair value of commitments to purchase investment securities is based on securities dealers' estimated market values. The fair value of commitments to sell loans and unused lines of credit is valued at par as of September 30, 1997 and 1996, respectively.

                        The estimated fair value of the Company's financial instruments were as follows:


                                                                     At September 30,
------------------------------------------------------------------------------------------------------------
                                                            1997                         1996
------------------------------------------------------------------------------------------------------------

                                               Carrying Amount  Fair Value  Carrying Amount  Fair Value
------------------------------------------------------------------------------------------------------------
                                                                       (In thousands)
Financial Assets:
  Debt and equity securities:
    Available-for-sale                           $  138,578     $  138,578    $  180,650     $  180,650
  Mortgage-backed securities:
    Held-to-maturity                                 22,223         20,188        23,096         21,120

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1997, 1996 and 1995
(Continued)

    Available-for-sale                            1,808,471      1,808,471     1,717,106      1,717,106
  Loans receivable held-for-investment:
    Real estate loans                             3,312,675      3,566,012     2,901,059      2,926,757
    Other loans                                     168,848        174,974       135,599        142,307
    Commercial loans                                  2,571          6,315         4,179          8,122
  Loans held-for-sale                               157,617        158,336        57,969         58,029
  Mortgage servicing rights                          41,789         45,673        29,687         29,687

Financial liabilities:
  Deposits                                        3,730,503      3,727,170     3,633,010      3,619,110
  Borrowings, net                                 1,501,456      1,509,919       978,023        969,680

Off-balance sheet:
  Commitments to originate or purchase loans        338,106        338,106       311,967        311,967
  Commitments to sell loans                         231,277        231,277        75,413         75,413
  Commitments to purchase investment securities     200,180        200,180            --             --
  Fund unused lines of credit                       144,515        144,515       127,256        127,256
  Interest rate swap                                     --          1,741            --             --
  Interest rate cap                                      --             --            89             --

--------------------------------------------------------------------------------

(14)                    Income tax expense for the years ended September 30, is
Income Taxes            summarized as follows:

                                             1997          1996          1995
--------------------------------------------------------------------------------
                                                      (In thousands)
Current:
  Federal                                  $ 10,348      $ 24,316      $ 23,691
  State and local                             2,926         9,875         9,273
                                           ------------------------------------
                                             13,274        34,191        32,964
                                           ------------------------------------
Deferred:
  Federal                                    15,225        (7,700)       (2,333)
  State and local                             3,713        (2,731)         (734)
                                           ------------------------------------
                                             18,938       (10,431)       (3,067)
                                           ------------------------------------
    Total income tax expense               $ 32,212      $ 23,760      $ 29,897
                                           ====================================

                        The following schedule illustrates the components of the net deferred tax asset at September 30:

                                                                1997       1996
--------------------------------------------------------------------------------
                                                                (In thousands)
Deferred tax assets:
  Financial statement loan loss reserve                       $14,500    $14,619
  BIF-SAIF Assessment                                              --      8,043
  Accrual for post-employment benefits                          4,777      4,859
  Basis difference in investment in real estate                   673        707
  Mark-to-market recognition on securities under
    Internal Revenue Code Section 475                           4,663      7,442
  Deferred pension expense                                      2,876      3,626
  Deferred origination fees                                       408        605
  Non-accrual interest                                            802        615
  Other                                                            82      1,677
                                                              ------------------
    Total deferred tax assets                                  28,781     42,193
                                                              ------------------
Deferred tax liabilities:
  Tax reserve in excess of base year reserve                    1,182        437
  Basis difference in properties and equipment                  3,332      4,527
  Deferred origination costs                                    4,922      1,291
  Recognition of taxes payable under Internal Revenue
    Code Section 481 for unrealized gains                         234      1,840
  Basis difference in home equity investment                    1,592      1,674
  Other                                                           972      1,217
                                                              ------------------
    Total deferred tax liabilities                             12,234     10,986
                                                              ------------------
Net deferred tax asset                                        $16,547    $31,207
                                                              ==================

                        The effective tax rates differ from the statutory Federal income tax rate of 35 percent. The reasons for the differences as applied to income before income taxes are as follows:

                                                      For the Years Ended September 30,
----------------------------------------------------------------------------------------------------
                                              1997                 1996                 1995
                                       -------------------------------------------------------------
                                                   % of                 % of                  % of
                                                 Pre-tax              Pre-tax               Pre-tax
                                        Amount   Earnings    Amount   Earnings    Amount    Earnings
                                       -------------------------------------------------------------
                                                            (Dollars in thousands)
Statutory rate                         $ 28,571    35.0%    $ 19,612    35.0%    $ 25,695    35.0%
State and local income taxes, net of
  Federal income tax benefit              4,315     5.3        4,644     8.3        5,550     7.6
Tax adjustment for prior year              (458)   (0.5)         370     0.7         (814)   (1.1)
Reversal of deferred tax valuation
  allowance                                  --      --       (2,328)   (4.2)        (532)   (0.7)
Other                                      (216)   (0.3)       1,462     2.6           (2)   (0.1)
                                       -------------------------------------------------------------
  Income tax expense                   $ 32,212    39.5%    $ 23,760    42.4%    $ 29,897    40.7%
                                       =============================================================

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1997, 1996 and 1995
(Continued)

                        Under Section 593 of the Internal Revenue Code of 1986 as amended ("Code"), prior to January 1, 1996 thrift institutions such as the Bank which met certain definitional tests primarily relating to their assets and the nature of their business, were permitted to establish a tax reserve for bad debts. Such thrift institutions were also permitted to make annual additions to the reserve, to be deducted in arriving at their taxable income within specified limitations. Effective January 1, 1996 under the Small Business Job Protection Act of 1996 ("1996 Act"), the Bank is unable to make additions to the tax bad debt reserves but is permitted to deduct bad debts as they occur. Additionally, the 1996 Act required institutions to recapture (that is, include in taxable income) the excess of the balance of its bad debt reserves as of December 31, 1995 over the balance of such reserves as of December 31, 1987 ("base year"). The Bank's tax bad debt reserves at December 31, 1995 exceeded its base year reserves by $2.7 million which will be recaptured into taxable income ratably over a six year period. For calendar 1996, recapture was deferred and if certain requirements are met for calendar 1997, the recapture may be deferred again. The base year reserves, which amounted to approximately $60.1 million at September 30, 1997 and 1996, will be subject to recapture, and the Bank could be required to recognize a tax liability if
                        (i) the Bank fails to qualify as a "thrift" for Federal income tax purposes; (ii) certain distributions are made with respect to the stock of the Bank; (iii) the Bank uses the bad debt reserves for any purpose other than to absorb bad debt losses; or (iv) there is a change in Federal tax law. Management is not aware of the occurrence of any such event.

                        In response to the Federal legislation, the New York State and New York City tax law has been amended to prevent the recapture of existing tax bad debt reserves and to allow for the continued use of a percentage equal to 32% of the Bank's taxable income ("PTI method") to determine the bad debt deduction in computing New York State and New York City tax liability.

--------------------------------------------------------------------------------

(15)                    The Bank currently provides health care and life
Postretirement Health   insurance benefits for retirees and their eligible
Care and Life           dependents. The coverage provided depends upon the date
Insurance Benefits      they retired as well as the bank from which they
                        retired. The Bank accrues the cost of postretirement benefits during the years employees render service.

                        The following table sets forth the accumulated postretirement benefit obligation ("APBO") for the years ended September 30:

                                                                 1997      1996
--------------------------------------------------------------------------------
                                                                (In thousands)
Retirees                                                       $ 4,226   $ 3,727
Active eligible                                                    389       270
Other active                                                     1,762     1,259
                                                               -----------------
Total                                                          $ 6,377   $ 5,256
                                                               =================

                        The following is a reconciliation of the accrued benefit cost at September 30:

                                                                 1997      1996
--------------------------------------------------------------------------------
                                                                (In thousands)
APBO                                                           $ 6,377   $ 5,256
Unrecognized prior service cost                                    133       130
Unrecognized net actuarial gain                                  4,769     5,886
                                                               -----------------
Accrued postretirement benefit cost                            $11,279   $11,272
                                                               =================

                        The assumed medical cost trend used in computing the accumulated postretirement benefit obligation was 8.50% in 1997 and was assumed to decrease gradually to 4.5% in 2009 and to remain at that level thereafter. Increasing the assumed medical care cost trend rates by 1% point in each year would increase the APBO and the net periodic postretirement benefit cost as of October 1, 1997 by $0.5 million and $0.1 million, respectively.

                        The weighted average discount rate used in determining the APBO was 7.75% at September 30, 1997 and 1996.

                        The net periodic postretirement benefit cost included in compensation, payroll taxes and fringe benefits in the accompanying Consolidated Statements of Operations for the years ended September 30, is comprised of the following components:

                                                       1997      1996      1995
--------------------------------------------------------------------------------
                                                            (In thousands)
Service cost                                          $ 174     $ 161     $ 127
Interest cost                                           388       398       503
Net amortization of prior service cost                  (85)      (85)      (85)
Net amortization of unrecognized gain                  (239)     (236)     (177)
                                                      -------------------------
  Net periodic postretirement benefit cost            $ 238     $ 238     $ 368
                                                      =========================

--------------------------------------------------------------------------------

(16)                    DEFINED BENEFIT PENSION PLAN. The Bank sponsors a
Pension Plans           non-contributory defined benefit pension plan
                        ("Retirement Plan") covering substantially all employees twenty-one years of age or older. Prior to January 1, 1996, the benefit multiplier to determine the normal annual retirement benefit was 2% of the pensioner's final average salary multiplied by the number of service years credited. Final average salary was the average annual salary attributable to the highest 36 consecutive calendar months of base compensation that fell within the last 10 years of credited service. Effective January
                        1, 1996, the benefit multiplier was reduced to 1.5% of the pensioner's final average salary and the base compensation factor was increased to the highest sixty consecutive calendar months. The funding of the Retirement Plan is actuarially determined on an annual basis.

                        The following table depicts the components of pension expense for the years ended September 30:

                                                      1997      1996     1995
--------------------------------------------------------------------------------
                                                            (In thousands)
Service cost                                        $  1,090   $ 1,199  $ 1,417
Interest cost                                          3,316     3,240    3,572
Actual return on assets                              (11,443)   (7,581)  (9,714)
Amortization of unrecognized transition asset           (326)     (429)    (430)
Amortization of unrecognized past service liability     (794)     (794)    (165)
Net amortization and deferral                          6,480     3,329    6,006
                                                    ---------------------------
Pension (benefit) expense                           $ (1,677)  $(1,036) $   686
                                                    ===========================

                        The following table sets forth the Retirement Plan's funded status and amounts recognized in the Bank's consolidated statements of financial condition at September 30:

                                                                           1997        1996
---------------------------------------------------------------------------------------------
                                                                            (In thousands)
Actuarial present value of accumulated plan benefits:
  Vested                                                                 $ 45,179    $ 42,915
  Non-vested                                                                1,191       1,893
                                                                         --------------------
Total accumulated plan benefits                                          $ 46,370    $ 44,808
                                                                         ====================
Fair value of plan net assets                                            $ 67,626    $ 59,276
Project benefit obligations                                                47,119      44,911
                                                                         --------------------
Fair value of plan net assets in excess of projected benefit obligation    20,507      14,365
Unrecognized gain                                                         (14,679)     (9,094)
Unrecognized past service liability                                        (5,361)     (6,155)
Unrecognized transition asset                                                  --        (326)
                                                                         --------------------
Prepaid (accrued) pension expense                                        $    467    $ (1,210)
                                                                         ====================
Assumed rate of return on assets                                             8.00%       8.00%
                                                                         ====================
Assumed rate of compensation increase                                        5.50%       5.50%
                                                                         ====================
Assumed discount rate                                                        7.75%       7.75%
                                                                         ====================

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1997, 1996 and 1995
(Continued)

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

                        Accordingly, the Company recorded a charge to earnings in fiscal 1994 representing the discounted value of accumulated plan benefits in the amount of $2.4 million. Additional accumulated plan benefits resulted in a charge to earnings in fiscal 1997, 1996 and 1995 of $0.2 million per year. The retirement benefit plan is an unfunded plan and is estimated based upon an assumed discount rate of 7.75% for fiscal years ended September 30, 1997 and 1996, and an assumed rate of increase in director fees of 6.0% in both years, each compounded annually.

--------------------------------------------------------------------------------

(17) The Bank sponsors a Savings Incentive Plan ("SIP") Savings Incentive Plan available to all full-time employees after completion of one year of employment. Prior to April 18, 1994, the Bank matched 50% of every dollar contributed by employees to a maximum of 6% of an employee's salary for the first three years of participation; the Bank matched 100% thereafter to a maximum of 6% of an employee's salary. Effective April 18, 1994 through December 31, 1995, the Bank reduced its matching contribution from 100% to 50% of the first 6% of the participant's base salary contributed to the plan regardless of length of participation. As of January 1, 1996, the Bank began to phase out this matching contribution to 30% of the first 6% of the participant's base salary contributed to the plan. During calendar 1997, the Bank will continue to further decrease its matching contribution to 15% of the first 6% of the participant's base salary. For calendar 1998 and thereafter, the Bank will no longer make matching contributions. SIP expense was $0.4 million, $0.4 million and $0.5 million for the years ended September 30, 1997, 1996 and 1995, respectively.

--------------------------------------------------------------------------------

(18)                    EMPLOYEE STOCK OWNERSHIP PLAN. In connection with the
Stock Benefit Plans     Conversion, the Bank established an ESOP for eligible
                        employees. The ESOP borrowed $23.8 million from the Holding Company and used the funds to purchase 2,070,000 shares of Common Stock issued in the Conversion. The loan to the ESOP will be repaid primarily from the Bank's contributions to the ESOP over a period not to exceed 15 years. At September 30, 1997 the loan had an outstanding balance of $19.8 million and an interest rate of 6.15%.

                        Shares purchased with the loan proceeds are held in a suspense account by the trustee of the plan for future allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation as described in the plan. Effective April 18, 1994 through December 31, 1996, the number of shares released to participants was determined based upon the cost of the Common Stock to the ESOP trustee. As of January 1, 1997, the number of shares released to participants will be determined based upon the average of the closing price of the Common Stock for all the trading days in the plan year. Participants will vest in the shares allocated to their respective accounts over a period not to exceed 5 years. Any forfeited shares are allocated to the then remaining participants in the same proportion as contributions. At December 31, 1996, approximately 417,000 shares have been allocated to participants. At September 30, 1997, the Bank has accrued for the release of approximately 65,000 additional shares which represents the 1997 allocations earned from January 1, 1997 through the end of the fiscal year.

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

                        THE STOCK OPTION PLAN. Under the Stock Option Plan, 1,811,250 stock options have been reserved for executive officers, employees and consultants. Options under this plan are either non-statutory stock options or incentive stock options. Each option entitles the holder to purchase one share of the Common Stock at an exercise price equal to the fair market value on the date of grant. Options are exercisable ratably over five years, unless otherwise authorized, measured from the date of grant. Each option, however, will become 100% exercisable upon the occurrence of a change in control of the Holding Company or the Bank, or upon death, disability or retirement of the optionee. All options expire no later than ten years following the date of grant. Option transactions for the years ended September 30 are shown below:

                                                                        Weighted
                                                                        Average
                                                           Number of    Exercise
                                                            Shares       Price
--------------------------------------------------------------------------------
Options outstanding at September 30, 1994                  1,321,650     $11.50
Granted                                                      184,279      17.35
Forfeited                                                     17,964      11.50
Exercised                                                     78,540      11.50
                                                           --------------------
Options outstanding at September 30, 1995                  1,409,425      12.23
Granted                                                        1,554      27.38
Forfeited                                                     69,899      11.77
Exercised                                                    123,303      11.57
                                                           --------------------
Options outstanding at September 30, 1996                  1,217,777      12.34
Granted                                                      135,295      28.65
Forfeited                                                     49,800      16.51
Exercised                                                    101,267      14.56
                                                           --------------------
Options outstanding at September 30, 1997                  1,202,005      15.04
                                                           ====================
Options exercisable at September 30, 1997                    631,965     $13.27
                                                           ====================

                        The range of exercise prices on options outstanding for the years ending September 30, 1997, 1996 and 1995 were $11.50 to $34.80, $11.50 to $27.38 and $11.50 to $18.75,
                        respectively. The weighted average remaining contractual life for options outstanding at September 30, 1997 is
                        7.01 years.

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1997, 1996 and 1995
(Continued)

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

                                                                        Weighted
                                                                        Average
                                                           Number of    Exercise
                                                            Shares       Price
--------------------------------------------------------------------------------
Options outstanding at September 30, 1994                   694,485      $11.50
Granted                                                       5,698       17.38
Forfeited                                                        --          --
Exercised                                                    67,482       11.50
                                                            -------------------
Options outstanding at September 30, 1995                   632,701       11.56
Granted                                                       5,698       27.38
Forfeited                                                        --          --
Exercised                                                    55,922       11.50
                                                            -------------------
Options outstanding at September 30, 1996                   582,477       11.72
Granted                                                       5,180       34.80
Forfeited                                                    30,741       11.85
Exercised                                                    10,000       11.50
                                                            -------------------
Options outstanding at September 30, 1997                   546,916      $11.93
                                                            ===================
Options exercisable at September 30, 1997                   294,760      $11.60
                                                            ===================

                        The range of exercise prices on options outstanding for the years ending September 30, 1997, 1996 and 1995 were $11.50 to $34.80, $11.50 to $27.38 and $11.50 to $17.90,
                        respectively. The weighted average remaining contractual life for options outstanding at September 30, 1997 is
                        6.56 years.

                        In accordance with SFAS No. 123, the Company used the Black-Scholes option-pricing model with the following weighted-average assumptions to value options granted:

                                                        1997          1996
--------------------------------------------------------------------------------
Dividend yield                                          1.35%         1.35%
Expected volatility                                    24.07%        24.07%
Risk-free interest rate                                 6.04%         6.03%
Expected option lives                                   6.90 years    8.60 years

                        On a pro forma basis, had compensation expense for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards made under those plans, consistent with the method of SFAS No.123, the Company's net income and earnings per share for the years ended September 30 would have been reduced as follows:

                                                                1997       1996
--------------------------------------------------------------------------------
                                                           (In thousands, except
                                                              per share amounts)
Net Income                           As reported               $49,420   $32,275
                                     Pro forma                  49,148    32,258
Primary Earnings per share           As reported                  2.09      1.33
                                     Pro forma                    2.07      1.33
Fully Diluted Earnings per share     As reported                  2.08      1.33
                                     Pro forma                    2.07      1.33

                        The effects of applying SFAS No. 123 for providing pro forma disclosures are not indicative of the effects on reported net income for future years because SFAS No. 123 has not been applied to all outstanding, non-vested awards (does not apply to awards prior to October 1, 1995).

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

                        OFFICERS MRP PLAN. Under the Officers MRP Plan, 543,375 shares were purchased for the benefit of executive officers and consultants. During the years ended September 30, 1997, 1996 and 1995, 21,800, 106,545 and
                        156,931 shares, respectively, were granted. These awards vest ratably over five years, unless otherwise authorized, measured from the date of grant, except for the 1996 grants that were awarded to employees based upon their length of service with the Bank and their officer status. The employee awards vest over one year and the officer awards vest ratably over two years. At September 30, 1997, 120,205 shares are available for future grants. Immediate vesting of awards is deemed to occur upon change in control of the Holding Company or Bank, or upon death, disability or retirement of the participant. For the years ended September 30, 1997, 1996, and 1995, compensation expense relating to the awards under this plan totalled $2.5 million, $1.8 million and $1.4 million, respectively.

                        DIRECTORS MRP PLAN. Under the Directors MRP Plan, 232,875 shares were purchased for the benefit of non-employee directors and 214,956 shares were granted at the date of Conversion. No additional shares were granted during the years ended September 30, 1997, 1996 and 1995. At September 30, 1997, 35,832 shares are available for future grants. Awards vest ratably over the life of the grant, however, immediate vesting is deemed to occur upon change in control of the Holding Company or Bank, or upon death, disability or retirement of the participant. For the years ended September 30, 1997, 1996 and 1995, compensation expense relating to the awards under this plan, totalled $0.4 million, $0.5 million and $0.7 million, respectively.

Long Island Bancorp, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1997, 1996 and 1995
(Continued)

--------------------------------------------------------------------------------

(19)                    LEASES. The Bank is obligated under several
Commitments and         non-cancelable operating lease agreements as of
Contingencies           September 30, 1997. The future minimum rental payments
                        required under these operating leases are as follows:

Year ending September 30,                                             Amount
--------------------------------------------------------------------------------
                                                                  (In thousands)
1998                                                                 $ 3,261
1999                                                                   2,809
2000                                                                   2,036
2001                                                                   1,526
2002                                                                     844
Thereafter                                                             5,551
                                                                     -------
                                                                     $16,027
                                                                     =======

                        PENDING LITIGATION. The Company is involved in various legal actions arising in the ordinary course of business, in addition to a class action lawsuit involving certain mortgage borrowers, which in the aggregate are believed by management to be immaterial to the financial position of the Company.

                        LOANS SOLD WITH RECOURSE. The Bank has sold loans with recourse obligations and has retained servicing on these loans which have outstanding principal balances of $487.1 million at September 30, 1997. At this time, the maximum exposure under the Bank's recourse obligations is $134.1 million. In general, recourse means that the Bank is obligated to remit to the investor the amount of contractual principal and interest due (less a servicing fee), regardless of whether these payments are actually received from the borrower. On completion of foreclosure, the entire balance of the loan must be remitted to the investor, regardless of whether the sale of the REO yields that amount. Although the Bank does not believe that its recourse obligations subject it to risk of material loss in the future, the Bank has established recourse reserves which at September 30, 1997 aggregated approximately $0.6 million. In addition, various securities have been pledged as collateral in order to secure performance of the Bank's obligations under certain mortgage pool purchase contracts.

                        SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                        The following table is a summary of operations by quarter for the years ended September 30, 1997 and 1996:

                                                                       For the Quarter Ended
--------------------------------------------------------------------------------------------------------------------------
                                         9/30/97     6/30/97   3/31/97   12/31/96    9/30/96   6/30/96   3/31/96  12/31/95
                                        ---------   --------  --------   --------   --------   -------  --------   -------
                                                                (In thousands, except per share data)
Interest income                         $ 103,396   $100,416  $ 99,267   $ 95,970   $ 91,420   $87,862  $ 85,562   $86,727
Interest expense                           64,270     60,367    59,137     55,714     52,694    48,723    47,443    48,316
                                        ---------   --------  --------   --------   --------   -------  --------   -------
Net interest income                        39,126     40,049    40,130     40,256     38,726    39,139    38,119    38,411
Provision for possible loan losses          1,500      1,500     1,500      1,500      1,500     1,600     1,500     1,600
                                        ---------   --------  --------   --------   --------   -------  --------   -------
Net interest income after provision
  for possible loan losses                 37,626     38,549    38,630     38,756     37,226    37,539    36,619    36,811
Non-interest income:
  Fee income:
    Loan fees and service charges           1,061        764       890      1,006        944       837       736       700
    Loan servicing fees                     3,124      2,417     3,108      3,382      4,648     3,058     3,100     3,057
    Income from insurance and
      securities commissions                  747        655       590        507        368       442       471       327
    Deposit service fees                    1,343      1,275     1,413      1,528      1,518     1,463     1,496     1,460
                                        ---------   --------  --------   --------   --------   -------  --------   -------
      Total fee income                      6,275      5,111     6,001      6,423      7,478     5,800     5,803     5,544
    Other income                            1,153        699       997        861      1,050       968     1,039       661
                                        ---------   --------  --------   --------   --------   -------  --------   -------
      Total fee and other income            7,428      5,810     6,998      7,284      8,528     6,768     6,842     6,205
  Net gains (losses) on sale activity:
    Net gains on loans and
      mortgage-backed securities            3,739      3,087     2,263      1,975      2,676     2,195     2,497       625
    Net gains (losses) on
      investment in debt
      and equity securities                    --        236        --         99        (88)      169        --       259
                                        ---------   --------  --------   --------   --------   -------  --------   -------
      Total net gains (losses)
        on sale activity                    3,739      3,323     2,263      2,074      2,588     2,364     2,497       884
  Net (loss) gain on
    investment in real
    estate and premises                      (913)       765      (542)      (515)      (835)    1,098      (403)    2,168
                                        ---------   --------  --------   --------   --------   -------  --------   -------
Total non-interest income                  10,254      9,898     8,719      8,843     10,281    10,230     8,936     9,257
Non-interest expense:
  General and administrative expense:
    Compensation, payroll taxes
      and fringe benefits                  13,741     15,000    14,859     14,128     16,812    14,255    13,625    13,277
    Advertising                             1,465      1,218     1,089      1,255      1,673     1,836     1,216     1,215
    Office occupancy
      and equipment                         5,021      5,761     5,567      5,397      5,679     5,223     4,795     4,934
    Federal insurance premiums                783        792       778      1,903      2,287     2,292     2,259     2,217
    Other general and
      administrative expense                5,733      4,817     4,512      4,265      5,083     4,719     4,060     4,096
                                        ---------   --------  --------   --------   --------   -------  --------   -------
      Total general and
        administrative expense             26,743     27,588    26,805     26,948     31,534    28,325    25,955    25,739
Litigation expense--
  goodwill lawsuit                            139        444       159        359        150       169         4        47
SAIF special assessment                        --         --        --         --     18,657        --        --        --
Amortization of excess of cost
  over fair value of assets acquired          114        125       109        110         94        63        63        64
                                        ---------   --------  --------   --------   --------   -------  --------   -------
Total non-interest expense                 26,996     28,157    27,073     27,417     50,435    28,557    26,022    25,850
                                        ---------   --------  --------   --------   --------   -------  --------   -------
Income (loss) before income taxes          20,884     20,290    20,276     20,182     (2,928)   19,212    19,533    20,218
Provision for income tax
  expense (benefit)                         7,941      7,864     8,159      8,248     (1,026)    7,918     8,271     8,597
                                        ---------   --------  --------   --------   --------   -------  --------   -------
Net income (loss)                       $  12,943   $ 12,426  $ 12,117   $ 11,934   $ (1,902)  $11,294  $ 11,262   $11,621
                                        =========   ========  ========   ========   ========   =======  ========   =======
Primary earnings (loss)
  per common share                      $    0.55   $   0.53  $   0.51   $   0.50   $  (0.08)  $  0.47  $   0.46   $  0.47
                                        =========   ========  ========   ========   ========   =======  ========   =======
Fully diluted earnings (loss)
  per common share                      $    0.55   $   0.53  $   0.51   $   0.50   $  (0.08)  $  0.47  $   0.46   $  0.47
                                        ==================================================================================

Long Island Bancorp, Inc. and Subsidiary

INDEPENDENT AUDITORS' REPORT

                        The Board of Directors
                        Long Island Bancorp, Inc.

                        We have audited the accompanying consolidated statements of financial condition of Long Island Bancorp, Inc. and subsidiary ("Company") as of September 30, 1997 and 1996 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

                        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 1997 and 1996 and the results of their operations and their cash flows for each of the years in the three year period ended September 30, 1997 in conformity with generally accepted accounting principles.

                        /s/ KPMG Peat Marwick LLP

                        Jericho, New York
                        October 21, 1997

Long Island Bancorp, Inc. and Subsidiary

MARKET PRICE OF COMMON STOCK

                        Long Island Bancorp, Inc. common stock is traded on the NASDAQ national market under the symbol "LISB". The following table shows the high, low and closing sales price of the Common Stock during the periods indicated. The Common Stock began trading April 14, 1994.

                        1996                High           Low          Closing
                        --------------------------------------------------------
                        First Quarter      $26.750       $22.375        $26.375
                        Second Quarter      29.625        24.375         28.125
                        Third Quarter       31.000        26.875         30.563
                        Fourth Quarter      33.250        27.500         28.875

                        1997
                        ----
                        First Quarter      $35.125       $33.750        $35.000
                        Second Quarter      39.750        32.875         33.062
                        Third Quarter       36.875        32.875         36.312
                        Fourth Quarter      48.750        34.875         47.000

                        As of September 30, 1997, the Company had approximately 3,180 shareholders of record, not including the number of persons or entities holding stock in nominee or street name through various brokers and banks. There were 24,022,924 shares of Common Stock shares outstanding at September 30, 1997. Dividends of fifteen cents per Common Share have been paid to shareholders as follows:

                        Declaration Date     Record Date       Payment Date
                        --------------------------------------------------------

                        December 19, 1996    January 15, 1997  February 14, 1997
                        March 25, 1997       April 14, 1997    May 14, 1997
                        June 24, 1997        July 16, 1997     August 14, 1997
                        September 23, 1997   October 15, 1997  November 14, 1997

Long Island Bancorp, Inc. and Subsidiary

BRANCH LOCATIONS

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

                        1149 Wantagh Ave.
                        Wantagh, NY 11793

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

                        300 East Main Street
                        Bay Shore, NY 11706

                        269 Middle Country Road
                        Coram, NY 11727

                        180 East Main Street
                        East Islip, NY 11730

                        696 Horseblock Road
                        Farmingville, NY 11738

                        845 Wheeler Road
                        Hauppauge, NY 11788

                        839 New York Ave.-140
                        Huntington, NY 11743

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

                        65 Nugent Street
                        Southampton, NY 11968

                        1047 North Country Road
                        Stony Brook, NY 11790

                        6348 Route 25A
                        Wading River, NY 11792

                        71 Sunset Ave.
                        Westhampton Beach, NY 11978

                        526 Union Blvd.
                        West Islip, NY 11795

Long Island Bancorp, Inc. and Subsidiary

MORTGAGE ORIGINATION OFFICES

                        MORTGAGE ORIGINATION
                        OFFICES

                        Whitestone Executive Plaza
                        30-50 Whitestone Expressway
                        Flushing, NY 11354

                        201 Old Country Road
                        Melville, NY 11747

                        2780 Middle Country Road
                        Lake Grove, NY 11755

                        750 Broad Street
                        Shrewsbury, NJ 07702

                        111 Gibraltar Road
                        Horsham, PA 19044

                        10005 Old Columbia Road
                        Ste. L260
                        Columbia, MD 21046

                        6 Montgomery Village Ave., Ste. 220
                        Gaithersburg, MD 20879

                        658 Kenilworth Drive, Ste. 205
                        Townson, MD 21204

                        5301 Buckeystown Pike, Ste. 200
                        Frederick, MD 21704

                        7825 Tuckerman Lane, Ste. 210
                        Potomac, MD 20854

                        8321 Old Courthouse Road
                        Ste. 110
                        Vienna, VA 22182

                        220 Middle Street
                        Franklin, VA 23851

                        206 Temple Ave., Ste. C
                        Colonial Heights, VA 23834

                        5041 Corporate Woods Drive
                        Ste. 100
                        Virginia Beach, VA 23462

                        7231 Forest Ave., Ste. 303
                        Richmond, VA 23226

                        1001 Boulders Parkway, Ste. 110
                        Richmond, VA 23225

                        6845 Fairview Road, Ste. 100
                        Charlotte, NC 28210

                        4325 Lake Boone Trail, Ste. 102
                        Raleigh, NC 27607

                        222 West Coleman Blvd., Ste. 104
                        Mount Pleasant, SC 29464

                        410 Commerce Drive
                        Peachtree City, GA 30269

                        2000 RiverEdge Pky., Ste. 880
                        Atlanta, GA 30328

                        255 Corporate Center Drive, Ste. C
                        Stockbridge, GA 30281

Long Island Bancorp, Inc. and Subsidiary

DIRECTORS, OFFICERS AND SHAREHOLDER INFORMATION

                        BOARD OF DIRECTORS

                        John J. Conefry, Jr.,
                        Chairman

                        Bruce M. Barnet
                        Clarence M. Buxton
                        Edwin M. Canuso
                        Richard F. Chapdelaine
                        Brian J. Conway
                        Robert J. Conway
                        Frederick DeMatteis
                        George R. Irvin
                        Herbert J. McCooey
                        Lawrence W. Peters
                        Robert S. Swanson, Jr.
                        Dr. James B. Tormey
                        Leo J. Waters
                        Donald D. Wenk
                        Troy J. Baydala
                          (Director Emeritus)

                        EXECUTIVE OFFICERS

                        John J. Conefry, Jr.,
                        Chairman of the Board and
                        Chief Executive Officer

                        Lawrence W. Peters,
                        President and
                        Chief Operating Officer

                        Bruce M. Barnet,
                        Executive Vice President
                        and Director of Real Estate
                        and Development

                        Karen M. Cullen,
                        Executive Vice President
                        and General Counsel

                        Mark Fuster,
                        Executive Vice President
                        and Chief Financial Officer

                        W. Douglas Singer,
                        Executive Vice President
                        and Treasurer

                        Robert T. Volk,
                        Executive Vice President and Director of Consumer
                        Banking

                        SENIOR VICE PRESIDENTS OF THE LONG ISLAND SAVINGS BANK, FSB

                        Roberta E. Cashwell
                        Louis A. Iannaccone
                        Dena L. Kwaschyn
                        James A. Lacchini
                        Arthur D. McDermott
                        Anthony J. Morris
                        John B. Pettit
                        William A. Purschke
                        John Talotta
                        Roger Teurfs

                        CORPORATE OFFICE

                        Long Island Bancorp, Inc.
                        201 Old Country Road
                        Melville, NY 11747

                        ANNUAL MEETING

                        The Annual Meeting of shareholders will be held Tuesday, February 17, 1998 at 9:30 AM at the Huntington Hilton located on Route 110 at 598 Broadhollow Road, Melville, NY. Notice of the meeting, a proxy statement and proxy form are included with this mailing to shareholders of record as of December 22, 1997.

                        INDEPENDENT AUDITORS

                        KPMG Peat Marwick LLP
                        Jericho, New York

                        SHAREHOLDER INQUIRIES

                        Shareholders, analysts and others interested in additional information may contact: Mary M. Feder Vice President, Investor Relations (516) 547-2607.

                        STOCK TRANSFER AGENT
                        AND REGISTRAR

                        Inquiries regarding stock transfer, lost certificates, or changes in name and/or address should be directed to the stock transfer agent and registrar:

                        ChaseMellon Shareholder
                        Services, L.L.C.
                        Customer Service Department
                        P.O. Box 590
                        Ridgefield Park, NJ 07660
                        (800) 465-7038

                        STOCK LISTING

                        Long Island Bancorp Inc.'s common stock is traded on the Nasdaq National Market under the symbol "LISB". Stock quotes are included in the Nasdaq National Market stock tables published in leading dailies and other business publications. In The Wall Street Journal we are listed as "LI Bncp". In The New York Times we are listed as "LI Bcp". In Newsday we are listed as "LI Bancrp".

                        ANNUAL REPORT ON
                        FORM 10-K

                        A copy of the Company's 1997 annual report on Form 10-K (without exhibits), which has been filed with the Securities and Exchange Commission and the annual report pursuant to Section 112 of the FDIC Improvement Act of 1991 will be furnished to shareholders without charge, upon written request to:

                        Investor Relations Department
                        Long Island Bancorp, Inc.
                        201 Old Country Road
                        Melville, NY 11747

                        WORLD WIDE WEB SITES:

                        www.lisb.com
                        www.entrustmortgage.com

                        SALES AND
                        CUSTOMER SERVICE:

                        1-800-THE-LISB

                        BANK BY PHONE:

                        694-9010
                        From the 516, 212, 718 and
                        914 area codes

                        Available 8:00 AM - 8:00 PM
                        Monday-Friday and
                        8:00 AM - 3:00 PM Saturday


                                                                              66